**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE SUPPORTING FINANCIAL DATA OF
THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM SB-2 IS BEING
FILED IN PAPER PURSUANT TO A CONTINUING
HARDSHIP EXEMPTION**

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Colonial Bankshares, Inc.
(Exact Name of Registrant as Specified in Charter)

0001317019
(Registrant's CIK Number)

Exhibit 99.3 to the Form SB-2
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-123583
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bridgeton, State of New Jersey, on April 22, 2005.

COLONIAL BANKSHARES, INC.

By: ______________________
Edward J. Geletka
President and Chief Executive Officer

PRO FORMA VALUATION REPORT

BANKFINANCIAL CORPORATION

PROPOSED HOLDING COMPANY FOR
BANKFINANCIAL, F.S.B.
Burr Ridge, Illinois

Dated As Of:
April 1, 2005

Prepared By:

RP Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants

April 1, 2005

Board of Directors
BankFinancial, MHC, Inc.
BankFinancial Corporation
BankFinancial, F.S.B.
15W060 North Frontage Road
Burr Ridge, Illinois 60527

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of stock issuance described below.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Reorganization and Plan of Stock Issuance

In January 1999, BankFinancial, F.S.B. ("BankFinancial" or the "Bank") reorganized into the two-tier mutual holding company structure. As part of the reorganization, BankFinancial formed BankFinancial Corporation (the "Company") and BankFinancial MHC, Inc. (the "MHC"), a federally-chartered mid-tier stock holding company and mutual holding company, respectively. BankFinancial became a federally-chartered capital stock savings bank, and a wholly-owned subsidiary of the Company, and the Company became the wholly-owned subsidiary of the MHC.

The respective Boards of Directors of BankFinancial MHC, Inc. and BankFinancial Corporation, a federal corporation, adopted a plan of conversion and reorganization on August 25, 2004. Pursuant to the plan of conversion and reorganization, the organization will convert from the mutual holding company form of organization to the fully stock form and will sell shares of common stock to the public in a stock offering. BankFinancial MHC, Inc., the mutual holding company parent of BankFinancial Corporation, a federal corporation, will be merged into BankFinancial, F.S.B., and BankFinancial MHC, Inc. will no longer exist. BankFinancial Corporation, a federal corporation, which owns 100% of the Bank, will be succeeded by a new Maryland corporation with the same name. When the conversion is completed, all of the capital stock of BankFinancial, F.S.B. will be owned by BankFinancial Corporation, the newly formed Maryland holding company, and all of the common stock of BankFinancial Corporation will be owned by public stockholders.

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

Concurrent with the plan of conversion and reorganization, the Company will retain up to 50% of the net stock proceeds of the stock offering, and downstream to the Bank the remaining net proceeds of the offering in exchange for 100% ownership of the Bank. The funds downstreamed to the Bank will be includable as core capital. Immediately after consummation of the conversion and reorganization, it is not anticipated that the Company will engage in any business activity other than ownership of the Bank subsidiary, extending the loan to the Bank's newly formed employee stock ownership plan ("ESOP") and investment of stock proceeds that are retained by the Company. Subsequent activities of the Company may include payment of regular dividends, acquisitions of other financial institutions or branches of other financial institutions, establishment of other employee benefit plans, acquisitions of other financial service providers and/or stock repurchases.

It is anticipated that the shares will be offered in a subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Plans, Supplemental Eligible Account Holders and Other Members of BankFinancial. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering.

This document represents a new Appraisal of the pro forma market value of the Company. A previous Appraisal dated as of September 10, 2004 and updated as of October 29, 2004 and February 18, 2005, was prepared and filed with the OTS. This new Appraisal was prepared due to the restatement of the Company's fiscal 2003 financial information and due to the extended length of time that has elapsed since the date of the September 10, 2004 Appraisal.

RP Financial, LC.

RP Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal (including our prior original appraisal and subsequent updates) and planning services performed prior to June 21, 2004, we are independent of the Bank, the Company and the MHC and the other parties engaged by the Bank to assist in the stock issuance process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Bank's, the Company's and MHC's regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the MHC, the Company and the Bank that has included a review of its audited financial information for the fiscal years ended December 31, 2000 through December 31, 2004, and various audited and unaudited information and internal financial reports through December 31, 2004 and due diligence related discussions with the Bank's management; Crowe Chizek and Company LLC, the Company's independent auditor; Luse Gorman Pomerenk & Schick, P.C., the Company's counsel in connection with the plan of conversion and reorganization; and Sandler O'Neill & Partners, LLP, the Company's financial and marketing advisor in connection with the stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which the Company operates and have assessed the Company's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on the Company and the industry as a whole. We have analyzed the potential effects of the stock offering on the Company's operating characteristics and financial performance as they relate to the pro forma market value. We have reviewed the economy in the Company's primary market area and have compared the Company's financial performance and condition with publicly-traded thrifts. We have reviewed market conditions for stocks in general and market conditions for thrift stocks in particular, including the market for existing thrift issues and the market for initial public offerings by thrifts. We have also considered the expected market for the Company's public shares. We have excluded from such analyses thrifts subject to announced or rumored acquisition, mutual holding company institutions and/or those institutions that exhibit other unusual characteristics.

Our Appraisal is based on the Company's representation that the information contained in the regulatory applications and additional information furnished to us by the Company, its independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Company, its independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of the Company. The valuation considers the Company only as a going concern and should not be considered as an indication of the Company's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank, the MHC and the Company and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Company's value alone. It is our understanding that there are no current plans for selling control of the Company or the Bank following the offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

Pro forma market value is defined as the price at which the Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of April 1, 2005, the pro forma market value of the Company's common stock immediately following the offering is $185,000,000 at the midpoint, equal to 18,500,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range provides for a minimum value of $157,250,000 and a maximum value of $212,750,000. Based on the $10.00 per share offering price, this valuation range equates to total shares outstanding of 15,725,000 at the minimum and 21,275,000 at the maximum. In the event the appraised value is subject to an increase, up to 24,466,250 shares may be issued at an issue price of $10.00 per share for an aggregate market value of $244,662,500 without requiring a resolicitation.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial's valuation was determined based on the financial condition and operations of the Company and the MHC as of December 31, 2004, the date of the financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company's financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,
RP FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer

James J. Oren
Senior Vice President

TABLE OF CONTENTS
BANKFINANCIAL CORPORATION
BANKFINANCIAL, F.S.B.
Chicago, Illinois

TABLE OF CONTENTS
BANKFINANCIAL CORPORATION
BANKFINANCIAL, F.S.B.
Chicago, Illinois
(continued)

LIST OF TABLES
BANKFINANCIAL CORPORATION
BANKFINANCIAL, F.S.B.
Chicago, Illinois

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

BankFinancial is a federally chartered stock savings bank operating from a headquarters office and 16 branch office locations in the Chicago metropolitan area, specifically in Cook, Lake, Will and DuPage Counties. The Bank is wholly-owned by the Company, while the MHC owns 100% of the Company. A map of the Bank's office locations is provided in Exhibit I-1. The Bank and Company's primary regulators are the Office of Thrift Supervision and the Federal Deposit Insurance Corporation ("FDIC"). BankFinancial is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Savings Association Insurance Fund ("SAIF") of the FDIC. At December 31, 2004, the MHC, the parent company of both BankFinancial and the Company, on a consolidated basis, had $1.49 billion in assets, $1.12 billion in deposits and total equity of $94.9 million or 6.36% of total assets. Tangible equity, following elimination of goodwill and a core deposit intangible, was $74.1 million, or 5.0% of assets.

Plan of Reorganization

The respective Boards of Directors of BankFinancial MHC, Inc. and BankFinancial Corporation, a federal corporation, adopted a plan of conversion and reorganization on August 25, 2004. Pursuant to the plan of conversion and reorganization, the organization will convert from the mutual Corporation form of organization to the fully stock form and will sell shares of common stock to the public in a stock offering. BankFinancial MHC, Inc., the mutual Corporation parent of BankFinancial Corporation, a federal corporation, will be merged into BankFinancial, F.S.B., and BankFinancial MHC, Inc. will no longer exist. BankFinancial Corporation, a federal corporation, which owns 100% of the Bank, will be succeeded by a new Maryland corporation with the same name. When the conversion is completed, all of the capital stock of BankFinancial, F.S.B. will be owned by BankFinancial Corporation, the newly formed Maryland Corporation, and all of the common stock of BankFinancial Corporation will be owned by public stockholders.

Concurrent with the plan of conversion and reorganization, the Company will retain up to 50% of the net stock proceeds of the stock offering, and downstream to the Bank the remaining net proceeds of the offering in exchange for 100% ownership of the Bank. The funds downstreamed to the Bank will be includable as core capital. Immediately after consummation of the conversion and reorganization, it is not anticipated that the Company will engage in any business activity other than ownership of the Bank subsidiary, extending the loan to the Company's newly formed employee stock ownership plan ("ESOP") and investment of stock proceeds that are retained by the Company. Subsequent activities of the Company may include payment of regular dividends, acquisitions of other financial institutions or branches of other financial institutions, establishment of other employee benefit plans, acquisitions of other financial service providers and/or stock repurchases.

Strategic Overview

Following decades of operations as a traditional thrift in the urban Chicago market area, BankFinancial's business strategy for the past five years has been to transform BankFinancial, F.S.B. in a safe and sound manner, from a traditional savings bank to a multi-faceted organization with strong capabilities in commercial banking and selected other financial services, to expand the Bank's geographic presence in the Chicago metropolitan market, and to develop managerial and technological resources capable of supporting future growth. In pursuing these objectives, BankFinancial developed significant internal capabilities in multi-family residential lending, non-residential real estate lending, commercial business lending and leasing, information technology, and financial institution acquisitions. BankFinancial acquired Success Bancshares, the publicly-held holding company for Success National Bank, in November 2001. The emphasis on traditional 1-4 family residential lending products has declined in conjunction with the increased emphasis in other lending areas. The current residential lending activities include both first mortgage loans and home equity/second mortgage loans. In the past, retail deposits have constituted the principal components of the Bank's interest-bearing liability base, with borrowed funds also utilized for the strategy of fully leveraging the available capital base. The Bank's residential mortgage loan portfolio is comprised of both fixed rate and adjustable rate loans, with the adjustable rate mortgage loans aiding in interest rate risk management.

Beyond 1-4 family permanent mortgage loans, the Bank's loan portfolio includes balances of construction/land development loans, commercial real estate loans, with such loans secured by various commercial real estate such as multi-family properties and non-residential real estate, and commercial business loans and leases. This lending diversification provides both an attractive yield for interest income, and assists in interest rate risk management as most of these loans are adjustable in nature. Pursuant to the Bank's current strategic plan, BankFinancial will remain primarily a diversified real estate and non-real estate lender with little emphasis on consumer lending.

BankFinancial's emphasis on real estate lending, and a detailed approach to loan portfolio monitoring of the commercial real estate loan portfolio and the commercial business loan and lease portfolio has acted to limit the credit risk associated with the overall loan portfolio. This overall presence of limited credit risk lending has resulted in lower levels of classified assets and non-performing loans or delinquencies, along with only moderate levels of loan loss provisions. In the most recent fiscal years, the Bank was able to decrease the level of the allowances for loan and lease losses due to higher overall credit quality. In an effort to lessen credit risk, BankFinancial emphasizes origination of such loans almost solely in local and familiar markets. Credit risk associated with the loan portfolio is also minimized by loan portfolio tracking procedures which track borrower financial characteristics, among other parameters.

BankFinancial has historically maintained noticeable levels of investment in investment securities, with the balances typically approximating 20% of total assets. In the most recent fiscal years, the investment portfolio has contained primarily mortgage-backed securities ("MBS") issued by Fannie Mae, Freddie Mac, and Ginnie Mae, which carry adjustable interest rate terms, along with additional investment in six issues of perpetual preferred stock issued by Fannie Mae and Freddie Mac. The general objectives of the investment portfolio are to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to maximize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk. Investments serve as a supplement to the Bank's lending activities and the investment portfolio is considered to be indicative of a low credit risk investment philosophy. In addition to the above listed securities, the investment portfolio is comprised primarily of cash and cash equivalents, interest bearing deposits with other financial institutions and FHLB stock.

Retail deposits and to a lesser extent, borrowings, have served as the primary interest-bearing funding sources for the Bank. BankFinancial has utilized borrowings, consisting primarily of FHLB advances as a source of funds to fully leverage the capital base. The borrowings include a small balance of reverse repurchase agreements and a $30 million loan from a third party financial institution. Most of the FHLB advances were restructured in fiscal 2003 in order to lower interest costs going forward. The deposit base includes a mixture of demand deposits, transaction and savings accounts and CDs. Non-CD accounts comprise the largest portion of the Bank's deposit composition, and the Bank has only a moderate balance of brokered deposits in portfolio. Retail deposits and borrowed funds are expected to be the primary sources to fund the Bank's future growth; however, to the extent additional borrowings are required, FHLB advances would likely continue to be the principal source of borrowings utilized by the Bank.

BankFinancial's recurring earnings base is largely dependent upon net interest income and operating expense levels. The Bank's net interest margin has been limited by the emphasis on minimizing interest rate risk, which has resulted in lower earning asset yields. The Bank's emphasis on commercial-based lending, which utilizes the prime rate as an index, has also restricted overall yields. The current low tangible capital ratio, which has resulted in a relatively equal interest-earning assets/interest-bearing liabilities ratio, has also limited the net interest margin. The level of adjustable rate investment securities held in portfolio also has kept interest income lower, along with the investment in agency preferred stock, whose dividend rates have fallen in the recent historically low interest rate environment. Representing positive factors, the balance of low cost core deposit accounts (non-CD accounts) held in the deposit portfolio have assisted in increasing the net interest margin, the recent restructuring of the FHLB borrowings portfolio has noticeably decreased interest expense costs, and the rise in short-term interest rates over the past 18 months (including the prime rate), which has enhanced yields on loans indexed to short-term indices.

Operating expenses represent the other major component of the Bank's earnings, and these expenses have been maintained at a level above industry averages in recent years, when viewed as a percent of average assets. The operating expense ratio reflects primarily the overall complexity of the operations of the Bank and the branch office network, which results in lower efficiencies in terms of personnel and the overall expense base. The level of operating expenses are thus supported by higher levels of non-interest income from other business lines. The shrinkage in the asset base since December 2001, following the acquisition of Success Bancshares, without a reduction in the branch office network, has placed upward pressure on the operating expense ratio, along with the additional expense related to the core deposit intangible. Pursuant to accounting guidelines, this core deposit intangible expense amortizes most noticeably in the first periods of operations following the acquisition. The Bank's increased capital position following the infusion of conversion proceeds is expected to facilitate additional leveraging of the operating expense ratio. At the same time, BankFinancial will incur additional operating expenses following the conversion, including expenses associated with the stock benefit plans and, thus, leveraging of the operating expense ratio will be moderated by these factors.

The post-conversion business plan of the Bank is expected to continue to focus on expanding the commercial and retail operations in the Chicago metropolitan area with the similar products and services that have been emphasized recently. BankFinancial will continue to pursue maintaining a strong level of asset quality, pursue efficient growth by leveraging the existing operational and management resources, and modestly improving non-interest income. BankFinancial will continue to be an independent community-oriented financial institution with a commitment to local real estate mortgage financing and commercial real estate and commercial business financing with operations funded by retail deposits, borrowings, equity capital and internal cash flows.

The Company's Board of Directors has elected to pursue the stock offering in order to improve the competitive position of BankFinancial. The additional capital realized from the stock offering will increase the operating flexibility and overall financial strength of BankFinancial as well as support the expansion of the Bank's strategic focus of providing competitive community banking services in its local market area. BankFinancial's higher equity-to-assets ratio will also better position the Bank to take advantage of expansion opportunities as they arise. The Company or the Bank will consider branch acquisitions and acquisitions of other regional thrifts or commercial banks. BankFinancial's higher capital position resulting from the infusion of conversion proceeds will also serve to reduce interest rate risk, through enhancing the Bank's interest-earning-assets-to-interest-bearing-liabilities ("IEA/IBL") ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Bank's future funding needs, which may facilitate a reduction in BankFinancial's funding costs. The Company's projected internal use of proceeds are highlighted below.

- o <u>BankFinancial Corporation.</u> The Company is expected to retain one-half of the net conversion proceeds. At present, funds at the Company level are expected to: (1) be utilized to pay off the $30 million loan currently held by the Company; (2) fund the ESOP; and (3) use the remaining funds for Company operating expenses and for reinvestment into earning assets. BankFinancial Corporation may also pay cash dividends to shareholders. The remaining funds held at the Company are expected to be primarily invested initially into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes.
- o <u>BankFinancial.</u> The remaining net conversion proceeds will be infused into the Bank in exchange for all of the Bank's stock. The increase in capital will be less, as the amount to be borrowed by the ESOP to fund the ESOP stock purchase will be deducted from capital. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth.

Overall, it is the Bank's objective to pursue growth that will serve to increase returns and operating efficiencies, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with BankFinancial's operations.

<u>Balance Sheet Trends</u>

From December 31, 2000 through December 31, 2004, BankFinancial exhibited annual asset growth of 5.5% (see Table 1.1). During this period, the Bank's interest-earning asset composition experienced a decrease in the proportion of loans receivable from 79.0% of assets at fiscal year end 2000 to 73.5% of assets at December 31, 2004. The growth recorded in fiscal 2001 was due to the acquisition of Success Bancshares, and since fiscal 2001 assets have declined as the Bank followed a strategy of forcing higher cost deposit funds to leave the Bank while at the same time reducing the dependence on borrowed funds. The Bank's audited

Table 1.1
BankFinancial, MHC, Inc.
Historical Balance Sheets

	As of December 31,										12/31/00-12/31/04 Annualized Growth Rate
	2000		2001		2002		2003		2004		
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct (%)
Total Amount of:											
Assets	$1,203,653	100.00%	$1,635,645	100.00%	$1,490,726	100.00%	$1,457,911	100.00%	$1,492,782	100.00%	5.53%
Loans Receivable (net)	950,628	78.98%	1,203,167	73.56%	1,089,098	73.06%	1,072,528	73.57%	1,097,483	73.52%	3.66%
Cash and Equivalents	26,773	2.22%	34,142	2.09%	80,745	5.42%	28,630	1.96%	29,298	1.96%	2.28%
Investment Securities	199,623	16.58%	325,732	19.91%	249,095	16.71%	280,326	19.23%	292,319	19.58%	10.00%
Fixed Assets	15,246	1.27%	27,523	1.68%	26,800	1.80%	33,019	2.26%	32,954	2.21%	21.25%
Goodwill/Core Deposit Intangible	0	0.00%	26,004	1.59%	24,217	1.62%	22,448	1.54%	20,747	1.39%	NM
Other Assets	11,383	0.95%	19,077	1.17%	20,771	1.39%	20,960	1.44%	19,981	1.34%	15.10%
Deposits	837,923	69.61%	1,172,311	71.67%	1,054,762	70.75%	1,073,897	73.66%	1,115,696	74.74%	7.42%
FHLB Advances/Other Borrowings	250,000	20.77%	331,974	20.30%	307,180	20.61%	268,225	18.40%	264,742	17.73%	1.44%
Other Liabilities	16,897	1.40%	28,888	1.77%	25,286	1.70%	18,882	1.30%	17,456	1.17%	0.82%
Retained Earnings	98,833	8.21%	102,472	6.26%	103,498	6.94%	96,907	6.65%	94,888	6.36%	-1.01%
Tangible Retained Earnings	98,833	8.21%	76,468	4.68%	79,281	5.32%	74,459	5.11%	74,141	4.97%	-6.93%
AFS Adjustment	2,439	0.20%	2,732	0.17%	(1,078)	-0.07%	(5,722)	-0.39%	(1,567)	-0.10%	NM
Offices Open	8		16		16		16		16		---

(1) Ratios are as a percent of ending assets.
Source: BankFinancial Corporation's draft prospectus and BankFinancial, MHC, Inc.'s audited financial reports.

financial statements are incorporated by reference in Exhibit I-2, and a summary of BankFinancial's key operating ratios for the past five fiscal years are presented in Exhibit I-3.

BankFinancial's loans receivable portfolio remained relatively stable in recent years, increasing at a 3.7% annual rate from fiscal year end 2000 through December 31, 2004, although the portfolio declined between December 31, 2001 and December 31, 2004. Since December 31, 2001 (following the acquisition of Success Bancshares), the loan portfolio has declined by $105.7 million, or 8.8%, as the Bank has de-emphasized residential mortgage lending. The Bank also sells longer-term fixed rate residential loans into the secondary market, and securitizes pools of adjustable rate residential loans to be held in portfolio as MBS. The Bank thus maintained a portfolio of loans serviced for others ($393.9 million) as of December 31, 2004, resulting from these previous loan sales.

The composition of BankFinancial's loan portfolio has also changed considerably over the past five years. BankFinancial's recent historical emphasis on non-residential mortgage lending is reflected in its loan portfolio composition, as 33.1% of total loans receivable consisted of 1-4 family mortgage loans at December 31, 2004, a decrease from 86.6% as of December 31, 2000. The loan diversification strategies pursued by the Bank between December 31, 2000 to December 31, 2004 are evident in the increases in construction/land loans (0.1% to 5.5% of loans), multi-family loans (7.0% to 21.9% of loans), nonresidential real estate loans (1.4% to 22.6% of loans), and commercial loans and leases (4.5% to 16.3% of loans). Over the same time period, BankFinancial has engaged in minimal consumer lending.

The intent of the Bank's investment policy is to provide adequate liquidity within the context of supporting BankFinancial's overall profitability, credit, reinvestment, liquidity and interest rate risk objectives. Over the past five years, the Bank's level of cash and investment securities (inclusive of FHLB stock) ranged from a low of 18.8% of assets at fiscal year end 2000 to a high of 22.1% of assets at December 31, 2002. As of December 31, 2004, the Bank's cash and investments portfolio totaled $321.6 million, or 21.5% of total assets, and was comprised of non-interest bearing cash and due from banks ($27.9 million), interest bearing deposits in other financial institutions ($1.4 million), SBA and municipal obligations ($5.4 million), preferred stock equity securities ($82.3 million), MBS/CMOs ($180.4 million) and FHLB stock ($24.2 million). Exhibit I-4 provides detail of the Bank's investment portfolio.

Immediately following the holding company offering, the Bank intends to invest the available funds into various types of low-risk securities. These funds will be gradually deployed into whole loans receivable over time. The Bank anticipates that the future composition of the liquidity portfolio will consist of similar types of short-term and low risk investments, with most available funds reinvested into whole loans receivable.

The preferred stock equity securities consist of five floating rate preferred stocks issued by Fannie Mae and Freddie Mac, and one Freddie Mac fixed rate preferred stock issue. The five securities pay quarterly dividends based on market interest rate indices and are listed on the New York Stock Exchange, and experienced declines in market values during fiscal 2003 and 2004, due primarily to lower dividend payouts as the underlying market indices have declined the recent low interest rate environment, and due to adverse financial results and publicity regarding Fannie Mae and Freddie Mac. The Bank, following a review of the impairment of these securities, determined that the decline in value of was other than temporary, and recorded non-cash impairment charges of $12.5 million in fiscal 2003 and $8.8 million in fiscal 2004, resulting in charges to current income. The fair value of the six preferred stock issues was $82.3 million as of December 31, 2004. As of April 1, 2005, the fair value had increased to an estimated $87.5 million, representing an increase of $5.2 million, although future fair values remain subject to the interest rate environment and the stock market perception of the future prospects of Fannie Mae and Freddie Mac. These securities are classified as available-for-sale ("AFS"), and the Bank's equity remains exposed to future changes in market value of these assets.

Table 1.1 also presents trends in the level of fixed assets since December 31, 2000, and illustrates that the Bank has operated with relatively moderate levels of investment in fixed assets. The level of such assets increased in fiscal 2001 due to additional branches and other assets obtained as part of the acquisition of Success Bancshares, while fixed assets increased in fiscal 2003 following construction of the current Burr Ridge, Illinois headquarters office, which added approximately $8 million of fixed assets. With these recent increases in fixed assets, the Bank's overall investment remains in the range of industry averages.

Over the past five years, BankFinancial's funding needs have been substantially met through retail deposits, borrowings, internal cash flows and retained earnings. From fiscal year end 2000 through December 31, 2004, the Bank's deposits increased at an annual rate of 7.4%, as

BankFinancial gained deposits through the acquisition of Success Bancshares and continued marketing efforts to build the deposit base. Since fiscal 2001, deposits have declined by $56.6 million, or 4.8%, as the Bank has allowed certain higher cost funds to leave the Bank. As of December 31, 2004, non-CD deposits represented 59.2% of the Bank's total deposits, representing an attractive, low cost core deposit base. Since fiscal 2001, non-CD accounts have increased in balance, thus increasing in proportion of overall deposits. As of December 31, 2004, the Bank had a moderate amount of brokered CDs in the deposit base, totaling $23.9 million.

Borrowings serve as an alternative funding source for the Bank to enable the Bank to fully leverage the capital base, support control of deposit costs and to aid in interest rate risk management. The Bank has used borrowings in the most recent fiscal years, and as of December 31, 2004, borrowings totaled $264.7 million, or 19% of total deposits and borrowings. Most of the borrowings at December 31, 2004 consisted of FHLB advances, with such advances carrying a weighted average interest rate of 2.85%. Other borrowings include $3.9 million of securities sold under agreements to repurchase and a $30.0 million loan from a third party financial institution that is intended to be paid off as part of the use of the conversion proceeds. Additional borrowings, deposit growth, the offering proceeds, and internal cash flows are expected to adequately address most of the Bank's funding needs in the foreseeable future. To the extent additional borrowings may be utilized by the Bank, such borrowings would likely consist of FHLB advances.

Since fiscal year end 2000, various factors related to retained earnings have translated into an annualized decrease in retained earnings of 1.0%, and an annual decline in tangible retained earnings of 6.9%. The higher decline in tangible retained earnings is due to the intangibles created from the Success Bancshares acquisition. These trends, along with the changes in the Bank's asset base, has resulted in a decline in BankFinancial's equity-to-assets ratio from 8.2% at fiscal year end 2000 to 6.4% at December 31, 2004. The tangible equity-to-assets ratio declined from 8.2% to 5.0% over the same time period. The Bank maintained capital surpluses relative to all of its regulatory capital requirements at December 31, 2004. The addition of conversion proceeds will serve to strengthen BankFinancial's capital position and competitive posture within its primary market area, as well as support expansion of the asset base. At the same time, as the result of the Bank's increased pro forma capital position, BankFinancial's ROE can be expected to be below industry averages following its conversion.

Income and Expense Trends

Table 1.2 shows the Bank's historical income statements from fiscal year 2000 through fiscal 2004. After reporting positive earnings from fiscal 2000 to 2002, in fiscal 2003 BankFinancial reported a net loss of $9.578 million, or 0.66% of average assets, and for fiscal 2004, reported net income of $1.457 million, or 0.10% of average assets. Net income has been adversely affected in fiscal 2003 and 2004 by non-recurring expenses in the form of a prepayment penalty on early payment of certain FHLB advances (FY 2003) and losses on the impairment of securities held as AFS (FY 2003 and 2004). Consistent with the Bank's community bank operating strategy, net interest income, non-interest income and operating expenses have been the dominant factors in BankFinancial's income statement. In the most recent periods, loan loss provisions have not been a significant factor in the Bank's income statement.

BankFinancial has reported various types of non-operating items (gains or losses) in the past five years, with the most recent items including the prepayment penalty on FHLB advances in 2003, the impairment losses on the investment securities in 2003 and 2004 and gains and losses on the sale of loans and securities. In past years, the Bank incurred losses from discontinued operations and write-downs in the fair value of derivatives. For fiscal 2004, the Bank's reported earnings have been adjusted for the gains recorded on the sale of loans and investments, along with the loss on the impairment of securities, as shown in Table 1.2. Estimated core earnings totaled $6.201 million, or 0.43% of average assets, for fiscal 2004.

BankFinancial maintained a net interest income ratio between 2.32% and 2.94% of average assets throughout the period shown in Table 1.2. During the most recent twelve month period, the net interest income ratio has expanded due to the benefits of the restructuring of the FHLB advances in 2003, as $170 million of FHLB advances were prepaid and the funds reinvested into lower cost and shorter term borrowings from the FHLB. This assisted in the reduction in interest expense from 2.11% of average assets for fiscal 2003 to 1.61% of average assets for fiscal 2004. Somewhat offsetting this lower interest expense in 2004 was the

Table 1.2
BankFinancial, MHC, Inc.
Historical Income Statements

	For the Year Ended December 31,									
	2000		2001		2002		2003		2004	
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest Income	$81,974	6.62%	$78,451	6.25%	$82,196	5.38%	$68,042	4.69%	$66,298	4.55%
Interest Expense	(53,294)	-4.30%	(48,746)	-3.89%	(38,765)	-2.54%	(30,552)	-2.11%	(23,470)	-1.61%
Net Interest Income	$28,680	2.32%	$29,705	2.37%	$43,431	2.84%	$37,490	2.58%	$42,828	2.94%
Provision for Loan Losses	(2,868)	-0.23%	(2,000)	-0.16%	422	0.03%	579	0.04%	22	0.00%
Net Interest Income after Provisions	$25,812	2.08%	$27,705	2.21%	$43,853	2.87%	$38,069	2.62%	$42,850	2.94%
Other Income	$4,561	0.37%	$5,307	0.42%	$7,879	0.52%	$8,270	0.57%	$8,401	0.58%
Amortization of Intangibles	0	0.00%	(153)	-0.01%	(1,835)	-0.12%	(1,768)	-0.12%	(1,701)	-0.12%
Operating Expense	(24,999)	-2.02%	(28,858)	-2.30%	(43,085)	-2.82%	(41,489)	-2.86%	(40,221)	-2.76%
Net Operating Income	$5,374	0.43%	$4,001	0.32%	$6,812	0.45%	$3,082	0.21%	$9,329	0.64%
Amortization/Impairment of Servicing Asset:	0	0.00%	(439)	-0.03%	(2,144)	-0.14%	(1,475)	-0.10%	(772)	-0.05%
Other REO Inc./Expense	(317)	-0.03%	(166)	-0.01%	(224)	-0.01%	(215)	-0.01%	509	0.03%
Gain on Sale of Loans	$53	0.00%	$1,321	0.11%	$1,352	0.09%	$2,419	0.17%	$321	0.02%
Gain(Loss) on Sale of Investments	0	0.00%	0	0.00%	(2)	0.00%	0	0.00%	599	0.04%
FHLB Advance Prepayment Penalty	0	0.00%	0	0.00%	0	0.00%	(8,347)	-0.58%	0	0.00%
Loss From Discontinued Operations	(959)	-0.08%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Cumulative Effect Change In Accounting	74	0.01%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Decline in Fair Value of Derivatives	(1,940)	-0.16%	(982)	-0.08%	0	0.00%	0	0.00%	0	0.00%
Loss on Impairment of Sec. AFS	0	0.00%	0	0.00%	0	0.00%	(12,457)	-0.86%	(8,793)	-0.60%
Net Non-Operating Income/(Expense)	($3,089)	-0.25%	($266)	-0.02%	($1,018)	-0.07%	($20,075)	-1.38%	($8,136)	-0.56%
Net Income Before Tax	$2,285	0.18%	$3,735	0.30%	$5,794	0.38%	($16,993)	-1.17%	$1,193	0.08%
Income Taxes	(799)	-0.06%	(599)	-0.05%	(748)	-0.05%	7,415	0.51%	264	0.02%
Net Income (Loss)	$1,486	0.12%	$3,136	0.25%	$5,046	0.33%	($9,578)	-0.66%	$1,457	0.10%
Estimated Core Earnings:										
Net Income	$1,486	0.12%	$3,136	0.25%	$5,046	0.33%	($9,578)	-0.66%	$1,457	0.10%
Add(Deduct): Loss on Impair. of Sec. AFS	0	0.00%	0	0.00%	0	0.00%	12,457	0.86%	8,793	0.60%
Add(Deduct): GainLoss on Sec./Ln Sales	(53)	0.00%	(1,321)	-0.11%	(1,350)	-0.09%	(2,419)	-0.17%	(920)	-0.06%
Add(Deduct): Other Non-Operating Items	2,825	0.23%	982	0.08%	0	0.00%	8,347	0.58%	0	0.00%
Tax Effect (2)	(1,102)	-0.09%	135	0.01%	537	0.04%	(7,308)	-0.50%	(3,130)	-0.21%
Estimated Core Earnings:	$3,156	0.25%	$2,932	0.23%	$4,233	0.28%	$1,499	0.10%	$6,201	0.43%

(1) Ratios are as a percent of average assets.
(2) Tax Rate assumed at 39.75%.
Source: BankFinancial Corporation's draft prospectus and BankFinancial, MHC, Inc.'s audited financial statements.

amortization of approximately $2.5 million of a prepayment penalty yield adjustment related to the FHLB advance restructuring transaction. This yield adjustment expense will conclude in 2005, and total only $400,000 for that fiscal year. Interest expense totals are also favorably affected by the balance of core deposits held in portfolio. In addition, the Bank maintains of a relatively high concentration of short term or adjustable investment securities (the MBS) in portfolio, along with a balance of adjustable rate commercial real estate/commercial business loans and leases that are generally tied to the prime rate of interest. All of these types of assets have increased in yield in the most recent twelve month period, as the Federal Reserve has increased market rates, leading to increases in the prime rate of interest. The Bank's historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

Sources of non-interest operating income have been a moderate, but increasing contributor to the Bank's earnings in recent years. During the last three fiscal years, non-interest operating income has ranged from 0.52% of average assets to 0.58% of average assets, with the highest ratio recorded for fiscal 2004. Such income consists of fees and charges on the deposit base, lending and servicing operations, insurance commission and annuities income and other miscellaneous income sources. As part of the future plans, the Bank intends to continue efforts to increase the level of sources of non-interest income.

Operating expenses represent the other major component of the Bank's earnings, ranging from a low of 2.02% of average assets in fiscal 2000 to a high of 2.86% of average assets in fiscal 2003. Such expenses exclude the amortization of certain core deposit intangibles that were booked as part of the Success Bancshares acquisition in late 2001. Since fiscal 2002, operating expenses as a percent of average assets have declined slightly. The operating expense ratio for the Bank reflects the overall complexity of operations of BankFinancial and the branch office network, which acts to increase expenses and limit operating efficiencies. Upward pressure will be placed on the Bank's operating expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans. At the same time, the increase in capital realized from the stock offering will increase the Bank capacity to leverage operating expenses through pursuing a more aggressive growth strategy.

Overall, the general trends in the Bank's net interest income and operating expense ratio since 2000 reflect a minimal and declining level of core earnings, as indicated by the Bank's expense coverage ratio (net interest income divided by operating expenses). BankFinancial's expense coverage ratio equaled 1.15 times in fiscal 2000, versus a comparable ratio of 1.07 times during fiscal 2004. Similarly, BankFinancial's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 78.4% for fiscal 2004 was less favorable in comparison to the 75.1% efficiency ratio maintained in fiscal 2000. The amortization of the prepayment penalty on the repayment of FHLB advances in the most recent year has had an adverse affect on the efficiency ratio.

Due to maintenance of adequate asset quality in the past several years, and lack of appreciable levels of loan chargeoffs, BankFinancial has recorded recoveries on previously charged off loan loss provisions over the last three fiscal years, totaling $1,023,000, following the establishment of a moderate level of provisions in fiscal 2000 through 2001. The lower level of allowances for loan losses required at present also reflect the Bank's assessment of the loan portfolio quality and other factors related to the collectibility of the loan portfolio. As of December 31, 2004, the Bank maintained an allowance for loan losses of $11.0 million, equal to 168.90% of non-performing assets and accruing loans more than 90 days past due and 1.00% of net loans receivable. Exhibit I-6 sets forth the Bank's allowance for loan loss activity during the past two years.

As stated previously, the primary non-operating income or expense items in the most recent two fiscal years have consisted of a penalty booked on the prepayment of certain higher cost FHLB advances, and losses on the impairment of securities held as AFS. These securities consist of the six perpetual preferred stock issues. In addition, in the most recent twelve month period, the Bank has incurred amortization or impairment of loan servicing assets of $772,000 and recorded gains on the sale of investment securities of $599,000. Gains on the sale of loans totaled $321,000 for the twelve months ended December 31, 2004. The Bank's effective tax rate has been affected by the overall low levels of income and certain tax loss carryforwards. On a go forward basis, assuming moderately profitable operation, the Bank's effective tax rate is expected to approximate 40%.

Interest Rate Risk Management

Certain interest rate risk calculations provided by the OTS indicate that BankFinancial is not subject to a noticeable level of interest rate risk. As of December 31, 2004, the Net Portfolio Value ("NPV") analysis provided by the OTS indicated that a 2% instantaneous and sustained increase in interest rates would result in a 0.1% increase in the Bank's NPV (see Exhibit I-7).

The Bank manages interest rate risk from both the asset and liability sides of the balance sheet. On the asset side of the balance sheet, BankFinancial maintains a loan portfolio with adjustable rate features, including adjustable rate residential loans, and adjustable commercial real estate and commercial business loans. BankFinancial has also sold a portion of longer-term fixed rate residential loans, usually on a servicing-retained basis. The Bank also maintains a balance of short-term liquid funds and an adjustable rate MBS portfolio, along with other short-term or adjustable rate investment securities. All of the Bank's investment securities are classified as available-for-sale. On the liability and equity side of the balance sheet, management of interest rate risk has been pursued through emphasizing less interest rate sensitive and lower costing transaction and savings accounts. Exhibit I-8 reveals the characteristics of the Bank's loan portfolio.

The infusion of stock proceeds will serve to further limit the Bank's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase to capital will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

BankFinancial's lending activities have recently de-emphasized 1-4 family permanent mortgage loans and emphasized construction/land loans, multi-family/non-residential real estate loans, along with commercial business and lease loans, and these loan types continue to comprise the largest concentration of the loan portfolio. Additional lending diversification by the Bank includes a balance of home equity loans and a small balance of consumer loans. Exhibit I-9 provides historical detail of BankFinancial's loan portfolio composition over the past two years and Exhibit I-10 provides the contractual maturity of the Bank's loan portfolio by loan type as of December 31, 2004.

Residential Real Estate Lending - At December 31, 2004, the largest segment of the Bank's loan portfolio was concentrated in 1-4 family residential mortgage loans, which totaled $363.1 million, or 33.0% of loans receivable. These loans consist of conforming and non-conforming, fixed rate and adjustable rate residential mortgage loans with maturities of up to 30 years, including home equity lines of credit and second mortgage loans.

First mortgage fixed rate residential loans originated by BankFinancial for the purpose of purchasing an owner-occupied home include terms of 10 to 30-years, with loan-to-value ("LTV") ratios of 80% or more requiring private mortgage insurance. The Bank also originates adjustable rate mortgage ("ARM") loans, with such loans indexed to a corresponding term of U.S. Treasuries, primarily with 1/1, 3/1 or 5/1 year adjustment terms. The 1-4 family residential mortgage loans are generally underwritten according to Fannie Mae guidelines, which conform to maximum loan limits set by these agencies. The current maximum loan limit is $359,650 for single-family homes. These loans are referred to as "conforming" loans. The Bank also originates loans with balances in excess of the conforming limit, referred to as "jumbo" loans that have been underwritten to the credit standards of Fannie Mae or Freddie Mac.

BankFinancial has been an active seller of fixed rate residential loans into the secondary market, as part of interest rate risk management. Such loans are sold servicing retained, in order for the Bank to maintain the primary customer contact. In addition, adjustable rate residential loans originated by the Bank have been securitized into mortgage-backed securities pools that are guaranteed by Fannie Mae or Freddie Mac, with this activity pursued in order to reduce credit risk of the earning asset portfolio. Notwithstanding future liquidity and capital management needs, the Bank intends to continue these strategies following completion of the conversion transaction.

BankFinancial also originates residential second mortgage loans, home equity loans or lines of credit loans, consisting of loans with adjustable rates tied to the prime rate of interest, or fixed rate loans with terms of up to 10 years. Such loans totaled $105.1 million as of December 31, 2004. BankFinancial originates first mortgage home equity loans in amounts up to 80% of the appraised value. LTV's on second mortgage loans are restricted to 80%, in accordance with Bank policy. These loan products are reflective of the Bank's recent business strategy of lending on residential property and providing a broader range of products and services to the customer base. These types of lending will continue to be emphasized over the course of this plan, due to the acceptable yields and credit risk associated with these loans.

Multi-Family Real Estate Lending - BankFinancial also is an active originator of real estate loans secured by multi-family property. The Bank's multi-family loan portfolio totaled $240.6 million as of December 31, 2004, consisting primarily of smaller apartment buildings in the greater Chicago metropolitan area, generally with 6-12 units for each building. A single loan may include a number of these smaller apartment buildings, as overall loan sizes generally range from $500,000 to $3 million. The multi-family loans are grouped into three main categories, those with sufficient security of the land and building to support the loan, those that qualify for 50% regulatory risk-weighting and those that do not qualify for the 50% risk-weighting. Balances are maintained in each of the three categories for yield, interest rate risk and other business reasons. Such loans are generally adjustable rate in nature with 3/1, 5/1 or 7/1 adjustment terms, and overall yields on this portfolio are 50-75 basis points above the 1-4 family portfolio loan yields. The Bank intends to continue emphasizing this lending activity, given the nature of the market area surrounding the branch offices.

Commercial Real Estate Lending – BankFinancial has also been an active originator of commercial real estate loans, consisting of loans on non-residential real estate property. The Bank's senior management team, including the lending function, contains personnel with sufficient experience to operate the active commercial loan department. This type of lending is attractive due to the higher yields and adjustable rate nature of these loans, and permits the Bank to operate as a more complete community bank and full service institution, offering a wider array of loan products to the communities served. The generally larger balances of such loans is also attractive to BankFinancial as this allows the Bank to operate the lending function more efficiently with fewer personnel required. Such loans totaled $248.8 million as of December 31, 2004. A significant portion of these loans were secured by nursing homes, with other security types including small, local commercial business properties, office buildings and strip malls in the local market areas served by the Bank. In order to take advantage of local lending opportunities, provide for higher asset yields and to position the Bank as a more full-service financial institution, BankFinancial intends to continue to offer such non-residential mortgage loans, and this will continue to be an area of emphasis for the Bank. A significant portion of these loans are tied to the prime rate of interest, and are thus short-term adjustable loans with three or five year adjustment periods or three or five year balloon maturities. BankFinancial also makes a small number of fixed rate commercial real estate loans. LTV ratios are generally limited to 80% of appraised value of the property, and debt service coverage ratios are generally a minimum of 120%. The Bank has in place sufficient experienced personnel in this area of lending in order to facilitate expansion of this area going forward.

Construction Lending – BankFinancial also originates land acquisition, development and construction loans to builders in the local market area, with these loans originated on single family residential, multi-family and non-residential property. As of December 31, 2004, these loans totaled $60.0 million, or 5.5% of total loans receivable. These loans are pursued as a business strategy to enhance the overall yield of the loan portfolio, shorten the term to maturity of the loan portfolio, and increase the Bank's presence in the local market area in connection with builders and real estate agents. Construction loans are made on sites that are either pre-sold or, to a lesser extent, speculative homes, including some "high end" homes worth in excess of $1 million. Construction loan terms include a maximum LTV of 75% and terms of no more than one year. Land loans are originated for a maximum LTV ratio of 65% and a maximum term of two years. Development loans are also made to finance improvements to real estate, mostly for single family residential developments. Lending in this area is expected to continue to be a material activity over the course of this Plan.

Commercial Business/Lease Lending – As of December 31, 2004, the Bank held a total $92.5 million of commercial business loans and $86.4 million of commercial leases in portfolio. In parallel with the commercial real estate lending activities, the Bank originates commercial business loans to businesses located in the local market area, with such loans secured by various business assets such as inventory or property, plant and equipment. About 50% of the commercial business loans are working capital loans for nursing homes in the local market area. The term of these loans generally range from one to five years, are primarily prime-based loans and thus are adjustable loans that assist in interest rate risk management. BankFinancial does originate a few fixed rate commercial business loans, with terms generally limited to approximately 3-4 years. This area of lending is expected to be increased over the course of this

Plan, and the Bank has in place the required personnel expertise needed to adequately manage and expand this business activity.

As part of the Bank's loan diversification efforts, BankFinancial maintains a commercial leasing portfolio. The leases in portfolio are either originated from Fortune 1000 companies that have an investment grade public debt rating, or from subsidiaries of foreign companies that meet the required underwriting standards but are not rated. The security for the leases is generally an assignment of the lease payments and a secured interest in the equipment being leased. Commercial leases generally have a maximum maturity of 7 years and a maximum credit exposure of $7.0 million. Leases to below-investment grade companies are limited to 10% of the commercial lease portfolio and a maximum credit exposure of $1.0 million. Lease loans are always fully amortizing, with fixed interest rates.

Consumer lending has not been an area of emphasis for BankFinancial, due to the need for additional personnel to originate and service such loans. Consumer loans totaled only $2.8 million as of as of December 31, 2004, and consisted mostly of loans on deposit accounts, automobile loans and credit card loans. These loans are offered in order to provide a broader product line for customers, however such loans are not actively marketed. Such loans are higher yielding and short-term loans, thus assisting in reaching income and interest rate risk goals.

Asset Quality

The Bank's balance of non-performing assets and accruing loans that are more than 90 days past due has been moderate over the past two fiscal years, equaling 0.60% and 0.44% of assets as of December 31, 2003 and December 31, 2004, respectively. The consistently strong credit quality has been realized through aggressive oversight of the loan portfolio and selective underwriting. As shown in Exhibit I-11, the Bank's balance of problem assets at December 31, 2004 consisted solely of non-accruing loans. The non-accruing loan balance consisted primarily of residential and non-residential mortgage loans.

The Bank reviews and classifies assets on a quarterly basis and establishes loan loss provisions based on the overall quality, size and composition of the loan portfolio, as well other factors such as historical loss experience, industry trends and local real estate market and economic conditions. The Bank maintained valuation allowances of $11.0 million at December 31, 2004, equal to 1.00% of net loans receivable and 168.90% of non-performing assets and accruing loans more than 90 days past due.

Funding Composition and Strategy

Deposits have consistently accounted for the Bank's primary source of funds and at December 31, 2004 deposits equaled approximately 81% of BankFinancial's interest-bearing funding composition. Exhibits I-12 and I-13 provide the composition of the deposit portfolio, and the interest rate and maturity composition of the CD portfolio at December 31, 2004. Lower costing NOW and money market accounts, along with savings accounts and non-interest bearing demand accounts, comprise the largest component of the Bank's deposit composition, with such deposits amounting to $651.4 million or 59.2% of total deposits at December 31, 2004. Over the past year, the composition of the Bank's deposit base composition has remained relatively stable.

CDs represent the second largest component of the Bank's deposit composition, with BankFinancial's current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of December 31, 2004, the CD portfolio totaled $449.2 million or 41.0% of total deposits and 77% of the CDs were scheduled to mature in one year or less. BankFinancial holds only a moderate amount of brokered CDs in portfolio. Deposit rates offered by the Bank are generally in the middle of the range of rates offered by local competitors.

Borrowings, consisting of FHLB advances, reverse repurchase agreements and a third party loan, have been utilized by the BankFinancial in the most recent fiscal year, primarily to assist in interest rate risk management and to support expansion of operations, as such funds were used to purchase investment securities and fund certain lending operations. The Bank maintained $264.7 million of borrowings at December 31, 2004, versus a balance of $332.0 million as of December 31, 2001. Exhibit I-14 provides further detail of BankFinancial's borrowing activities during the past two fiscal years. The advances are short and medium term advances, with terms generally extending out a three year period. BankFinancial is expecting to utilize additional borrowings, in addition to deposit growth, internal funding and stock proceeds, to fund the desired growth of the Bank following completion of the conversion. To the extent additional borrowings are utilized by the Bank, such borrowings would most likely consist of FHLB advances.

Subsidiary Operations

BankFinancial currently has two wholly-owned subsidiaries. Financial Assurance Services sells title insurance, property and casualty insurance and other insurance products. Financial Assurance services also offers title services through its Financial Title Services division. During the year ended December 31, 2004, Financial Assurance Services reported net income of $113,800. As of December 31, 2004, Financial Assurance had 12 employees. A second wholly-owned subsidiary, BankFinancial Asset Recovery Corporation, holds title to real estate foreclosed upon by the Bank. For the year ended December 31, 2004, BankFinancial Asset Recovery Corporation reported net income of $169,000.

Legal Proceedings

BankFinancial is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Bank.

II- MARKET AREA

Introduction

The Bank conducts operations in the Chicago metropolitan area counties of Cook, Lake, Will and DuPage through a network of 16 branch offices and its headquarters office in Cook County. See Exhibit II-1 for a description of the Bank's office facilities. Essentially all the Bank's lending and deposit operations are conducted in these four market area counties. The population of the Chicago MSA was 9.4 million as of 2004, representing a 3.3% increase from the 2000 census, and thus the Chicago MSA represents one of the largest metropolitan statistical areas in the United States, with a largely diversified economy, employment base, and population base. The Bank's branch office network, which is dispersed across a majority of the region, is characterized by a complete cross-section of the region's population base, businesses and property characteristics.

The Bank holds only a minor market share of deposits in Cook County (approximately 0.5%), and thus has potential for additional growth if given the financial strength and ability to establish a wider branch office network with greater access to customers. BankFinancial competes with a large number of national, regional and locally-based financial institutions. The primary larger financial institution competitors include Bank One N.A., LaSalle Bank N.A., Harris Trust and Savings Bank, Citibank, FSB, Charter One Bank, N.A., and Washington Mutual. In addition, the Bank faces competition from mortgage banking companies, consumer finance companies, investment houses, mutual funds, insurance companies and other financial intermediaries. Over the past couple of years, the competitive factors have intensified with the growth of electronic delivery systems (particularly the Internet).

Future growth opportunities for the Bank depend on future growth and stability of the regional economy (in particular the Chicago metropolitan statistical area), demographic growth trends and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the

Bank and the relative economic health of the Bank's market area, and the relative impact on value.

National Economic Factors

The future success of the Bank's operations is partially dependent upon various national and local economic trends. The economy in general showed signs of accelerating going into the second quarter of 2004, even though first quarter GDP growth increased at a slower than expected 3.9% annual rate. Job growth in April exceeded expectations, as the economy created 288,000 new jobs and the national unemployment rate fell to 5.6% in April. Some other economic data for April was not as strong, as higher interest rates slowed new housing starts and sales of new homes. An additional 248,000 jobs were created in May, bringing the three month total of jobs added to almost one million – the biggest three month increase since 2000. The May unemployment rate remained at 5.6%, as more people entered the labor market looking for work. Despite higher mortgage rates, sales of new and existing homes surged to record highs in May. Consumer spending rose 1.0% in May, which was the largest increase since October 2001. However, orders for durable goods posted an unexpected decline in May, resulting in the first back-to-back month drops in durable goods orders since the end of 2002. The economy showed additional signs of slowing at the end of the second quarter of 2004, as higher energy prices reduced consumer spending. Retail sales, industrial production and housing starts all fell in June. Job growth was also less than anticipated in June and the unemployment rate remained unchanged at 5.6% for the third straight month. The index of leading indicators fell in June for the first time in over a year and second quarter GDP declined to a 3.0% annual growth rate.

Surging oil prices continued to hamper the U.S. economy at the beginning of the third quarter, as employers added just 32,000 jobs in July. Despite modest job growth, the July unemployment rate dropped to 5.5%. A decline in July new home sales and only a modest gain in July durable goods orders further suggested that the economy had hit a soft patch. Employment data showed a strengthening jobs market for August, as the 5.4% unemployment rate reported for August was its lowest level since October 2001. Comparatively, other economic data for August generally showed the pace of economic activity continued to decelerate, which included a decline in retail sales and the third straight monthly drop in the index of leading indicators. However, new home sales bounced back in August, rising 9.4% from July. Third quarter GDP rose at a slower than expected 3.7% annual rate, while lower interest rates supported a 3.5% increase in new home sales for September. Job growth was less than anticipated in September, although the unemployment rate remained unchanged at 5.4%.

High oil prices remained as a damper on the economy at the beginning of the fourth quarter, as U.S. manufacturing activity fell to a thirteen month low in October 2004. Consumer confidence also fell in October reflecting concerns over sluggish job growth. However, job growth was strong in October as 337,000 jobs were added, although the national unemployment rate for October ticked up to 5.5% as more people started to look for jobs. Helped by the strong job growth and lower oil prices, consumer confidence rose in November. Notwithstanding the employment gains, the leading economic indicators fell for a fifth straight month in October. Low mortgage rates continued to support strong home sales for October. U.S. job growth for November slowed sharply, although the U.S. unemployment rate for November declined to 5.4%.

Stocks rallied through most of December 2004, as some favorable economic data, including a strong report on December consumer confidence and a five-month low in new unemployment claims, helped to lift the Dow Jones Industrial Average ("DJIA") to a three and one-half year high in late-December. The rally did not carry over into the New Year, as investors reacted negatively to some disappointing economic data and indications by the Federal Reserve that it was likely to keep raising rates because of wariness about inflation. Concerns about slowing profit growth, weaker than expected growth in the fourth quarter of 2004 and the elections in Iraq extended the downward trend through mid-January 2005. After three straight weekly declines, the DJIA edged higher in the last week of January on some upbeat earnings reports and a better than expected consumer confidence index. The positive trend in the broader stock market continued during the first half of February, as the Federal Reserve's quarter point rate increase contained no surprises, oil prices declined and January retail sales beat expectations. The broader stock market had an uneven performance during the second half of February, reflecting concerns about inflation, higher oil prices and a weak dollar. Despite surging oil prices, the DJIA moved back into positive territory for the year in early-March. Strong job growth reflected in the February employment data and better than expected retail sales for February were factors that contributed to the positive move in stocks during the first week of March. Higher oil prices and interest rates pressured stocks lower in mid-March, as rising commodity prices rekindled inflation fears. The downturn in stocks continued going into the second half of March, as stocks were weighed down by news of a record U.S. trade deficit in 2004, General Motors' warning that earnings will be significantly below an earlier forecast and record high oil prices. A seventh interest rate increase since June 2004 by the federal reserve on March 22, 2005 raised fears of inflation over the near term future and caused a drop in stock prices. Stock prices fluctuated in late March 2005, reacting to 1st quarter earnings report expectations and economic data including the future price of oil. On April 1, 2005, the DJIA closed at 10404.3 or 3.5% lower since December 31, 2004, and the NASDAQ Composite Index closed at 1984.81 or 8.8% lower since December 31, 2004.

In terms of interest rate trends over the past year, an upward trend in interest rates was in effect at the beginning of the second quarter of 2004, as strong economic data increased expectations that the Federal Reserve would increase interest rates. Bond yields were also pushed higher by signs of inflation coming back into the economy, as the consumer price index for March rose 0.5%. March economic data that showed a strengthening economy pressured bond yields higher through the end of April. Treasury yields eased lower during mid-May, as investors shifted money to the relative safety of bonds in reaction to India's election results and the assassination of the head of the Iraqi Governing Council. Strong job growth reflected in the May employment data and growing inflation concerns reversed the downward trend in bond yields during the first half of June, with the yield on the 10-year U.S. Treasury note hitting a two year high in mid-June. The Federal Reserve's decision to raise its short-term rate from 1.00% to 1.25% provided a boost to bond prices at the close of the second quarter, as the Federal Reserve indicated that it would continue to raise the Federal Funds rate a quarter-point at a time.

Signs of slower economic growth and a smaller than expected increase in June consumer prices served to stabilize interest rates through most of July 2004. Bond yields declined during the first half of August, as higher oil prices slowed the pace of economic expansion. The Federal

Reserve raised short-term rates a quarter-point to 1.50% in August and signaled that more increases were in store for 2004, based on expectations that the slowdown in the economy would only be temporary. The bond market reacted favorably to the Federal Reserve's decision to raise the target rate to 1.75% at its September meeting, with the yield on the ten-year U.S. Treasury note edging below 4.0% in late-September. Treasury prices declined slightly at the close of the third quarter, which was largely attributed to profit taking and stronger than expected GDP growth reported for the second quarter.

Weaker than expected employment data for September and higher oil prices pushed bond yields lower at the start of the fourth quarter, with the yield on the ten-year U.S. Treasury note edging back below 4.0% in late-October. Treasury yields increased during early-November, on news of stronger than expected job growth for October and a decline in oil prices to a three week low. The Federal Reserve raised the Federal Funds rate a quarter-point to 2.00% as expected at its November meeting, which combined with mixed economic data served to stabilize long term bond yields in mid-November. Lower oil prices and concern about the weak dollar pushed bonds prices lower in late-November. In early-December, bonds rallied on the weaker than expected employment data for November. The positive trend in U.S. Treasuries continued through mid-December, as the Federal Reserve raised its key interest rate target by a quarter point to 2.25% and indicated that it would continue to raise interest rates at a measured pace based on expectations of moderate economic growth and well contained inflation. Treasury yields moved higher at the close of 2004 on news of a surge in consumer confidence during December.

U.S. Treasury yields increased sharply at beginning of 2005 on signs that economic growth was picking up momentum and indications from the Federal Reserve that it was likely to keep raising rates because of wariness about inflation. Despite the generally favorable economic data, Treasury yields eased lower during mid- and late-January as investors dumped stocks in favor of bonds. The Federal Reserve raised its target interest by another quarter point in early-February and signaled no change in its plan for more increases. The as expected rate increase and January employment data showing lower than expected job growth sparked a rally in long-term Treasury bonds, with the yield on the ten-year Treasury falling below 4% in early-February.

Bond yields moved higher in mid-February on inflation concerns and indications of higher interest rates from the Federal Reserve. During March 2005, bond yields continued their upward trend, with both short-term and long-term bond yields increasing to nine month highs with the 10-year bond yield reaching 4.69% on March 24, 2005, as the markets reacted to heightened inflation fears. As of April 1, 2005, the bond equivalent yields for U.S. Treasury bonds with terms of one and ten years equaled 3.44% and 4.49%, respectively, versus comparable yields of 2.75% and 4.24% at December 31, 2004.

Based on the consensus outlook of 56 economists surveyed by *The Wall Street Journal,* the U.S. economy for 2005 will see GDP growth of about 3.6%, subdued inflation and only slight rises in interest rates. The consensus calls for the Federal Reserve's short-term target interest rate to rise to 3% by June and to 3.5% by December. The economists expected the yield on 10-year U.S. Treasury notes to rise to more than 5% by year end 2005. Exhibit II-2 provides historical interest rate trends from 1995 through April 1, 2005.

Market Area Demographics

Table 2.1 presents information regarding the demographic and economic trends for the Bank's market area counties from 2000 to 2004 and projected through 2009, with additional data provided in Exhibit II-3. Data for the nation, the State of Illinois and the Chicago MSA is included for comparative purposes. Within the four market area counties, Cook County maintained a population of approximately 5.4 million as of 2004, approximately 57% of the total MSA population. The remaining three market area counties contained sizeable population bases, each in excess of 600,000. Reflecting trends across the nation, the more urban county of Cook reported the lowest annual population growth rate of a negative 0.1% from 2000 to 2004, a rate lower than the statewide rate of positive 0.6% annually, and lower than the MSA's 0.8% annual growth rate. The outlying counties each reported stronger growth rates, with Will County reporting the highest annual rate, 4.5%. These trends are projected to continue over the next five years through 2009, although growth rates are expected to slow.

These population trends represent a less than desirable trend for Bank as approximately 72% of the Bank's deposits are located in Cook County, and that the most attractive growth

Table 2.1
BankFinancial, F.S.B.
Summary Demographic/Economic Information

	Year 2000	Year 2004	Year 2009	Growth Rate 2000-04 (%)	Growth Rate 2004-2009 (%)
Population(000)					
United States	281,422	292,937	307,116	1.0%	0.9%
Illinois	12,419	12,705	13,047	0.6%	0.5%
Chicago MSA	9,098	9,398	9,762	0.8%	0.8%
Cook County	5,377	5,364	5,342	-0.1%	-0.1%
Lake County	644	694	756	1.9%	1.7%
Will County	502	600	721	4.5%	3.7%
DuPage County	904	937	976	0.9%	0.8%
Households(000)					
United States	105,480	109,950	115,474	1.0%	1.0%
Illinois	4,592	4,694	4,816	0.6%	0.5%
Chicago MSA	3,280	3,384	3,510	0.8%	0.7%
Cook County	1,974	1,967	1,957	-0.1%	-0.1%
Lake County	216	233	254	1.9%	1.7%
Will County	168	201	243	4.7%	3.9%
DuPage County	326	337	352	0.9%	0.8%
Median Household Income($)					
United States	$42,729	$46,475	$51,597	2.1%	2.1%
Illinois	47,013	51,444	57,868	2.3%	2.4%
Chicago MSA	51,592	56,906	63,596	2.5%	2.2%
Cook County	46,409	50,093	56,142	1.9%	2.3%
Lake County	67,571	73,975	83,401	2.3%	2.4%
Will County	62,899	69,510	78,528	2.5%	2.5%
DuPage County	68,641	73,166	79,999	1.6%	1.8%
Per Capita Income($)					
United States	$21,587	$24,092	$27,309	2.8%	2.5%
Illinois	23,104	25,772	29,160	2.8%	2.5%
Chicago MSA	24,614	27,404	30,938	2.7%	2.5%
Cook County	23,227	25,692	28,866	2.6%	2.4%
Lake County	32,102	35,487	39,863	2.5%	2.4%
Will County	24,613	28,098	32,360	3.4%	2.9%
DuPage County	31,315	34,438	37,983	2.4%	2.0%

2004 Age Distribution(%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55+ Yrs.
United States	21.0%	28.0%	29.0%	22.0%
Illinois	21.0%	28.0%	29.0%	22.0%
Chicago MSA	22.0%	28.0%	30.0%	20.0%
Cook County	22.0%	29.0%	28.0%	21.0%
Lake County	24.0%	27.0%	31.0%	18.0%
Will County	24.0%	28.0%	32.0%	16.0%
DuPage County	22.0%	26.0%	32.0%	20.0%

2004 HH Income Dist.(%)	Less Than $25,000	$25,000 to 50,000	$50,000+
United States	26.0%	28.0%	46.0%
Illinois	23.0%	26.0%	51.0%
Chicago MSA	20.0%	24.0%	56.0%
Cook County	24.0%	26.0%	50.0%
Lake County	13.0%	20.0%	67.0%
Will County	13.0%	20.0%	67.0%
DuPage County	11.0%	20.0%	69.0%

Source: Claritas.

trends are located in the outlying counties. The larger overall population base of Cook County provides an adequate source of business for financial institutions, although the Bank is a relatively midsized institution that faces both smaller and larger competitors in the local market area. As shown in Table 2.1, the number and growth of households performed somewhat better over the same time period, although this reflects a national trend towards a lower average household size and an increase in the number of households overall. In addition, the population and household growth trends described above are forecast to remain relatively constant over the next five years, indicating that the Bank's business prospects are expected to remain stable in the foreseeable future. The demographic trends also provide support for the need to seek growth in other areas besides Cook County. Table 2.1 also details the age distribution of the residents of the four market area counties, and reveals that overall, the market area's population base is relatively dispersed in terms of age, with Lake and Will Counties having a largest proportion of younger residents and Cook and DuPage Counties have the largest proportion of older residents.

Examination of another characteristic of the Bank's market area, median household income and per capita income, revealed that Cook County reported income levels in line with the statewide averages, while the three outlying counties reported noticeably higher levels of income. The relatively low income levels in Cook County indicate the potential for reduced levels of financial institution deposits, deposit growth and overall need for financial institution services. Local household income distribution data also revealed a noticeably lower overall income level in Cook County versus the other market areas served.

<u>Local Economy</u>

Due to the overall large size of the Chicago metropolitan area population base and economy, the Bank operates in a diversified economic and demographic area, where all economic sectors are fully represented. As shown in Table 2.2 below, the State of Illinois, Cook County and the four county market area all reported the largest proportion of employment in services, wholesale/retail trade, manufacturing and government, indicative of a relatively diversified employment base. The state of Illinois recorded a higher level of manufacturing employment, while Cook County recorded a higher level of transportation/public utilities employment. Overall, however, the employment base of the four market area counties, including Cook County was quite similar to the statewide averages, indicative of the overall large economy in the Chicago metropolitan area. See Exhibit II-3 for additional data and details.

Table 2.2
Primary Market Area Employment Sectors
(Percent of Labor Force)

Employ. Sectors	Illinois	Cook County	Four Cty Avg.
Services	39.1%	43.3%	38.4%
Wholesale/Ret. Trade	14.7	13.0	16.8
Government	12.3	11.0	11.7
Manufacturing	10.6	9.2	10.4
Finance, Ins., Real Estate	9.7	11.4	9.8
Transportation/Public Util.	4.3	5.1	4.0
Construction	5.3	4.3	6.5
Agriculture	1.3	0.0	0.2
Other	2.7	2.7	2.3
	100.0%	100.0%	100.0%

Source: REIS DataSource.

As shown in Table 2.3, similar to national trends, the unemployment rate in Illinois decreased in the last twelve months, during which the unemployment rate in Cook, Lake, Will and DuPage Counties all decreased. The lowest unemployment rate was found in DuPage County. Illinois, Cook County, Lake County and Will County had unemployment rates above the national average, an unfavorable sign as it reflects a certain weakness to the job market for workforce employers.

Table 2.3
Market Area Unemployment Trends

Region	Jan. 2004 Unemployment	Jan. 2005 Unemployment
United States	6.3%	5.7%
Illinois	7.0%	6.1%
Cook County	6.9%	6.0%
Lake County	7.3%	5.9%
Will County	8.1%	6.2%
DuPage County	5.0%	4.5%

Source: U.S. Bureau of Labor Statistics.

<u>Competition</u>

Due to the overall size of the market in which the Bank operates, BankFinancial holds a minimal market share of deposits of 0.5% in Cook County, and market shares of 1.1% in Lake County and 1.8% in Will County (see Table 2.4). With the current market share below 3%, additional deposit growth in the market area is likely achievable, particularly as BankFinancial competes with a number of regional and super-regional competitors, along with a number of smaller locally-based financial institutions.

Table 2.4 displays deposit trends for thrifts and commercial banks in Illinois and the four market area counties. Since 2001, deposit growth in Illinois has been positive for commercial banks, with savings institutions declining in deposits, primarily due to acquisitions of thrifts by commercial banks. Commercial banks continue to maintain the majority of deposit funds in the state of Illinois, approximately 88% of all deposits as of the most recent date.

Within Cook County, BankFinancial recorded an annualized decrease in the balance of deposits of 1.4% since 2001, although this decline was in part due to a decision to force certain higher cost deposits to leave the Bank following the acquisition of Success National Bank. This resulted in a reduction in BankFinancial's deposit market share from 0.6% in 2001 to 0.5% in 2004. Overall, commercial banks increased deposits in Cook County at an annual rate of 4.6%, while savings institutions recorded a decline in deposits at an annual rate of 9.6%. Commercial banks have approximately 90% of deposit funds in Cook County. In the other three market area counties, deposits increased by an annual average of 6.2%, although this figure was affected by a decline in deposits in DuPage County, with this decline due to larger commercial banks moving certain deposits to other offices in other geographic areas. Commercial bank deposits increased at a faster rate than savings institutions in Will and DuPage Counties, with savings institutions recording declines in deposits in those counties. The Bank's deposits also declined in Lake and Will County, reflecting efforts to reduce the level of high cost deposit funds.

With regard to lending competition in the local market area, the Bank anticipates the most significant competition from larger financial institutions such as LaSalle Bank, N.A., Citibank, FSB, Mid America Bank, FSB, and Fifth Third Bank, along with other mid-sized commercial banks. Another type of competitor includes real estate mortgage investment

Table 2.4
BankFinancial, F.S.B.
Deposit Summary

	As of June 30,						
	2001			2004			Deposit
	Deposits	Market Share	Number of Branches	Deposits	Market Share	No. of Branches	Growth Rate 2001-2004
	(Dollars In Thousands)						(%)
State of Illinois	$251,901,000	100.0%	4,054	$281,869,000	100.0%	4,393	3.8%
Commercial Banks	211,712,000	84.0%	3,553	248,935,000	88.3%	3,857	5.5%
Savings Institutions	40,189,000	16.0%	501	32,934,000	11.7%	536	-6.4%
Cook County	$137,017,000	100.0%	1,204	$148,577,000	100.0%	1,382	2.7%
Commercial Banks	116,457,000	85.0%	965	133,413,000	89.8%	1,111	4.6%
Savings Institutions	20,560,000	15.0%	239	15,164,000	10.2%	271	-9.6%
BankFinancial(1)	836,452	0.6%	13	801,003	0.5%	10	-1.4%
Lake County	$11,635,000	100.0%	185	$16,882,000	100.0%	217	13.2%
Commercial Banks	11,009,000	94.6%	172	15,320,000	90.7%	190	11.6%
Savings Institutions	626,000	5.4%	13	1,562,000	9.3%	27	35.6%
BankFinancial(1)	301,632	2.6%	5	188,379	1.1%	4	-14.5%
Will County	$5,228,000	100.0%	130	$6,850,000	100.0%	174	9.4%
Commercial Banks	4,826,000	92.3%	118	6,517,000	95.1%	157	10.5%
Savings Institutions	402,000	7.7%	12	333,000	4.9%	17	-6.1%
BankFinancial	155,247	3.0%	1	123,385	1.8%	1	-7.4%
DuPage County	$25,285,000	100.0%	313	$22,330,000	100.0%	341	-4.1%
Commercial Banks	14,089,000	55.7%	265	19,423,000	87.0%	302	11.3%
Savings Institutions	11,196,000	44.3%	48	2,907,000	13.0%	39	-36.2%
BankFinancial	0	0.0%	0	5,310	0.0%	1	NM

(1) Includes deposits of Success National Bank.

Source: FDIC.

conduits ("REMICs"), which are also aggressively purchasing certain types of loans. In addition other competitors include other local and regional mortgage companies, independent mortgage brokers and credit unions in originating mortgage and non-mortgage loans. To remain competitive, BankFinancial focuses on providing residential and multi-family mortgage loans, non-residential mortgage loans and commercial business loans and retail deposit services to existing customers and the new customers attracted to the Bank. As indicated in the mission statement, the Bank's mission is to position itself to exceed every expectation for providing high quality personal customer service. This strategy is designed to identify a niche in the market where the Bank can compete against other institutions. BankFinancial's approach to reaching the potential customer base is to market to the general public at large through various marketing avenues.

Summary

The overall condition of the primary market area can be characterized as stable, with moderate growth potential in the immediate Cook County market area and higher growth potential in the three remaining market area counties, based on regional population and economic projections. The overall total population base within the Bank's market area does provide the potential for additional banking customers, particularly in light of the current market share of deposits held by the Bank. Going forward, in view of the local demographic and economic trends and the numbers and types of competitors in the market area, the competition for deposits is expected to remain substantial, which will result in BankFinancial having to pay competitive deposit rates, provide high quality service and consider providing electronic banking capabilities to increase local market share. In addition, the Bank also will have to engage in sufficient levels of marketing activities.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of BankFinancial's operations versus a group of comparable companies (the "Peer Group") selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of BankFinancial is provided by these public companies. Factors affecting the Bank's pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between BankFinancial and the Peer Group, will then be used as a basis for the valuation of BankFinancial's to-be-issued common stock.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 147 fully-converted publicly-traded thrift institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. From the universe of publicly-traded thrifts, we selected 10 institutions with characteristics similar to those of BankFinancial. In the selection process, we applied one "screen" to the universe of all public companies:

- o <u>Screen #1. Midwest institutions with assets between $800 million and $3.5 billion and a return on equity of less than 10%.</u> Ten companies met the criteria for Screen #1 and all ten were included in the Peer Group. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded Midwest based thrifts with assets greater than $500 million, from which the Peer Group was selected.

Table 3.1 shows the general characteristics of each of the 10 Peer Group companies and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and BankFinancial, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of BankFinancial's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

A summary description of the key characteristics of each of the Peer Group companies is detailed below.

- o TierOne Corp. of Lincoln, NE. Largest peer group company with relatively strong capital position and earnings. Loan portfolio is diversified into multi-family/commercial real estate and construction/land loans.
- o United Community Fin. Corp of OH. Second largest peer group company, with a relatively significant intangible balance and high level of earnings. United Community has also diversified into multi-family/commercial real estate and construction/land loans.
- o First Place Financial Corp. of OH. Asset size closely matches BankFinancial's pro forma assets. Asset composition includes a balance of investment securities and a relatively lower loan balance. First Place's asset loan composition is relatively undiversified away from residential loans, but First Place holds the largest loans serviced for others portfolio and servicing intangible.
- o CFS Bancorp, Inc. of IN. Operates in the Chicago metropolitan area with a similar sized branch office network. CFS has the largest investment portfolio of all peer group members, funded with largest borrowing base. Lowest earning peer group member, due to low net interest income. Assets invested primarily into securities, residential loans and multi-family/commercial real estate, with no loan servicing portfolio.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.1
Peer Group of Publicly-Traded Thrifts
April 5, 2005(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
BKMU	Bank Mutual Corp of WI	NASDAQ	WI,MN	Thrift	3,445	69	12-31	10/03	11.74	863
TONE	TierOne Corp. of Lincoln NE	NASDAQ	NE,IA,KS	Thrift	3,048	58	12-31	10/02	23.34	427
FPFC	First Place Fin. Corp. of OH	NASDAQ	Northeast OH	Thrift	2,385	24	06-30	01/99	17.58	264
UCFC	United Community Fin. of OH	NASDAQ	Youngstown OH,PA	Thrift	2,288	34	12-31	07/98	10.80	337
CTZN	Citizens First Bancorp of MI	NASDAQ	Southeast MI	Thrift	1,393	15	12-31	03/01	22.01	182
CITZ	CFS Bancorp, Inc of Munster IN	NASDAQ	IN,IL	Thrift	1,315	19	12-31	07/98	13.88	172
FDEF	First Defiance Fin. Corp of OH	NASDAQ	Northwest OH	Thrift	1,127	17	12-31	10/95	25.75	162
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	1,004	8	12-31	04/98	25.55	121
HFFC	HF Financial Corp. of SD	NASDAQ	SD,MN	Thrift	849	34	06-30	04/92	20.75	74
MFSF	MutualFirst Fin. Inc. of IN	NASDAQ	Eastcentral IN	Thrift	839	17	12-31	12/99	22.80	107

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

Date of Last Update: 04/05/05

- o Citizens First Bancorp, Inc. of MI. Citizens is a 15-branch thrift with significant investment in loans receivable funded with the highest equity/assets ratio of the all peer group members. Strong net income is supported by the net interest margin and high levels of non-interest income. Loans are relatively diversified into multi-family/commercial real estate and non-mortgage lending. Strong asset quality and reserve coverage ratios in comparison to other peer group members.

- o Bank Mutual Corp. of WI. Bank Mutual operates with a well capitalized balance sheet and reports relatively strong net income due to low operating expenses. Earning assets are concentrated in residential loans and MBS, along with commercial real estate, resulting in a risk-assets ratio in line with the Peer Group average. Asset quality and reserve coverage ratios compare favorably to the peer group averages.

- o First Defiance Financial Corp. of OH. Located in northwestern Ohio, First Defiance reported the most significant asset growth of all peer group companies in the past year, along with the highest level of net income. A strong net interest margin and non-interest income supported earnings. First Defiance reported the most significant diversification into multi-family/commercial real estate lending and consumer lending, resulting in the lowest investment in traditional residential lending. Asset quality and reserve coverage ratios were well above peer group averages.

- o EFC Bancorp, Inc. of IL. EFC, located close to the Chicago metropolitan area, contained the smallest branch office network (8 branches) and a relatively low equity/assets ratio. Net income approximated the peer group average, while the loan portfolio was concentrated in residential lending.

- o HF Financial Corp. of SD. The most leveraged of all peer group members, HF Financial reported relatively low profitability due to high operating expenses, notwithstanding a strong level of non-interest income. Earning assets were well diversified into multi-family/commercial real estate and non-mortgage lending. Asset quality was stronger than the peer group average, while reserve coverage ratios were weaker.

- o MutualFirst Financial, Inc. of IN. The smallest peer group member, operating with a high ratio of loans/assets and a relatively high capital ratio. Income was supported by a strong net interest margin and diversification into commercial business lending. Asset quality was in line with the peer group average.

In aggregate, the Peer Group companies maintain a similar level of capital than the industry average (10.87% of assets versus 11.19% for all public companies), generate lower earnings as a percent of average assets (0.65% ROAA versus 0.78% for all public companies), and generate a slightly lower return on equity (5.99% ROE versus 8.09% for all public companies). The Peer Group's average P/B ratio and average P/E multiple were below and comparable to the respective averages for all publicly-traded thrifts.

	All Publicly-Traded	***Peer Group***
Financial Characteristics (Averages)		
Assets ($Mil)	$2,552	$1,769
Market capitalization ($Mil)	$373	$271
Equity/assets (%)	11.19%	10.87%
Return on assets (%)	0.78%	0.65%
Return on equity (%)	8.09%	5.99%
Pricing Ratios (Averages)(1)		
Price/earnings (x)	18.53x	19.54x
Price/book (%)	154.21%	128.70%
Price/tangible book (%)	170.03%	146.11%
Price/assets (%)	16.81%	13.89%

(1) Based on market prices as of April 1, 2005.

Ideally, the Peer Group companies would be comparable to BankFinancial in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to BankFinancial, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for BankFinancial and the Peer Group. BankFinancial's and the Peer Group's ratios reflect balances as of December 31, 2004, unless otherwise indicated for the Peer Group companies. BankFinancial's equity-to-assets ratio of 6.4% was below the Peer Group's average net worth ratio of 10.9%. However, the Bank's pro forma capital position will increase with the addition of stock proceeds and will exceed the Peer Group's ratio following the conversion. Tangible equity-to-assets ratios for the Bank and the Peer Group equaled 5.0% and 9.7%, respectively, as goodwill and intangibles maintained by the Bank equaled 1.4% of assets. The increase in BankFinancial's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Bank's higher pro forma capitalization will also result in a relatively low return on equity. Both the Bank's and the Peer

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of December 31, 2004

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
BankFinancial Corp. of IL																				
December 31, 2004	1.9	19.6	73.5	74.7	17.7	0.0	6.4	1.4	5.0	0.0	2.39	4.10	2.33	3.89	-1.30	-2.08	-0.43	7.12	7.12	10.35
All Public Companies	3.6	24.4	67.1	66.4	20.7	0.7	11.0	1.0	10.1	0.0	14.01	5.62	15.97	10.72	10.88	4.69	3.22	9.66	9.61	17.07
State of IL	3.9	29.2	62.3	72.5	13.9	0.3	12.1	0.7	11.4	0.0	4.66	7.44	6.50	1.15	-3.18	-2.00	-2.56	12.18	10.90	19.71
Comparable Group Average	2.2	14.4	77.9	67.0	20.4	0.6	10.9	1.2	9.7	0.0	14.28	-3.49	19.45	14.21	25.04	0.28	-5.14	9.13	9.13	13.64
Mid-West Companies	2.2	14.4	77.9	67.0	20.4	0.6	10.9	1.2	9.7	0.0	14.28	-3.49	19.45	14.21	25.04	0.28	-5.14	9.13	9.13	13.64
Comparable Group																				
Mid-West Companies																				
BKMU Bank Mutual Corp of WI	1.1	39.9	54.6	57.6	22.1	0.0	19.5	1.7	17.8	0.0	10.83	13.48	9.59	-3.38	NM	-8.29	-8.90	13.74	13.74	28.85
CITZ CFS Bancorp, Inc of Munster IN	2.9	17.5	74.1	65.7	21.8	0.0	11.3	0.1	11.1	0.0	-16.23	-49.70	0.33	-11.54	-31.51	-5.16	-6.07	9.24	9.24	12.23
CTZN Citizens First Bancorp of MI	2.0	8.0	85.1	67.0	20.7	0.0	11.7	1.0	10.7	0.0	27.33	13.50	27.27	24.66	66.77	2.98	-5.59	NM	NM	NM
EFC EFC Bancorp, Inc of Elgin IL	3.1	11.4	80.5	66.8	23.6	0.0	8.5	0.0	8.5	0.0	11.91	9.12	12.69	12.45	11.90	9.10	9.10	7.89	7.89	11.52
FDEF First Defiance Fin. Corp of OH	1.8	13.5	78.2	70.8	17.1	0.0	11.3	1.7	9.6	0.0	8.27	-23.58	18.90	9.42	9.18	2.10	4.06	9.29	9.29	12.71
FPFC First Place Fin. Corp. of OH	2.2	15.4	75.9	66.1	22.2	1.3	9.6	3.0	6.5	0.0	42.77	7.08	69.67	42.74	56.82	21.58	-5.56	7.21	7.21	10.79
HFFC HF Financial Corp. of SD	2.5	14.3	77.5	76.5	11.9	3.3	6.4	0.6	5.8	0.0	7.65	8.67	8.14	3.89	35.76	6.35	7.03	8.65	8.65	10.91
MFSF MutualFirst Fin. Inc. of IN	2.4	5.6	85.3	71.5	16.9	0.0	10.5	0.1	10.4	0.0	1.89	5.18	1.41	3.63	3.26	-9.91	-9.99	10.05	10.05	14.96
TONE TierOne Corp. of Lincoln NE	2.3	7.2	86.2	61.2	26.4	1.2	9.1	1.8	7.3	0.0	38.06	NM	30.33	53.26	30.35	-6.12	-24.48	7.70	7.70	10.00
UCFC United Community Fin. of OH	1.8	11.1	82.0	66.6	21.1	0.0	11.0	1.6	9.4	0.0	10.32	-15.12	16.16	6.97	42.85	-9.82	-10.96	8.36	8.36	10.79
State of IL																				
EFC EFC Bancorp, Inc of Elgin IL	3.1	11.4	80.5	66.8	23.6	0.0	8.5	0.0	8.5	0.0	11.91	9.12	12.69	12.45	11.90	9.10	9.10	7.89	7.89	11.52
FBTC First BancTrust Corp of IL	3.9	40.3	50.9	69.1	17.5	0.0	11.9	0.0	11.9	0.0	2.09	-5.51	10.03	-2.18	14.08	4.38	4.38	NM	NM	NM
FFFS First Fed Serv MHC of IL(45.0)(1)(3)	2.1	18.1	78.8	72.0	0.7	0.0	26.9	0.0	26.9	0.0	14.91	61.97	6.33	-1.51	-100.00	NM	NM	21.50	21.50	42.00
FFBI First Federal Bancshares of IL	4.7	49.2	43.6	87.6	2.1	2.3	7.7	0.5	7.2	0.0	-4.94	-11.31	3.33	0.68	NM	-41.72	-43.08	NM	NM	NM
JXSB Jcksnville Bcp MHC of IL(47.5)	4.3	40.2	49.0	89.1	1.4	0.0	8.2	1.2	7.0	0.0	-3.24	-5.02	-2.68	-4.01	19.31	3.25	4.31	NM	7.06	14.02
MAFB MAF Bancorp, Inc. of IL	2.6	19.2	71.1	61.3	26.9	0.0	10.1	3.3	6.8	0.0	8.37	8.44	8.05	6.37	13.10	8.07	4.98	7.14	7.14	11.30
PFED Park Bancorp of Chicago IL(1)	6.8	26.3	62.0	61.8	25.3	0.0	11.3	0.0	11.3	0.0	3.55	-5.60	7.72	-3.71	22.49	4.94	4.94	NM	NM	NM

(1) Financial information is for the quarter ending September 30, 2004.
(3) Growth rates have been annualized from available financial information.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Peer Group's ratios currently exceeding the Bank's ratios. On a pro forma basis, the Bank's surpluses will likely be more significant than indicated for the Peer Group.

The interest-earning asset compositions for the Bank and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both BankFinancial and the Peer Group. BankFinancial's loans-to-assets ratio of 73.5% was below the comparable Peer Group ratio of 77.9%. Comparatively, BankFinancial's cash and investments-to assets ratio of 21.5% was above than the comparable Peer Group measure of 16.6%. Overall, BankFinancial's interest-earning assets amounted to 95.0% of assets, which approximated the Peer Group's ratio of 94.5%.

BankFinancial's funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group's funding composition. The Bank's deposits equaled 74.7% of assets, which was above the comparable Peer Group ratio of 67.0%. Comparatively, borrowings accounted for a lower portion of the Bank's interest-bearing funding composition, as indicated by borrowings-to-assets ratios of 17.7% and 20.0% for BankFinancial and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a percent of assets, equaled 92.4% and 88.0%, respectively. Following the increase in capital provided by the net proceeds of the conversion offering, the Bank's ratio of interest-bearing liabilities as a percent of assets will be less than the Peer Group's ratio.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Peer Group's IEA/IBL ratio is stronger than the Bank's ratio, based on respective ratios of 107.4% and 102.8%. The additional capital realized from stock proceeds should serve to provide BankFinancial with an IEA/IBL ratio that exceeds the Peer Group's ratio, as the increase in capital provided by the infusion of conversion proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Growth rates for BankFinancial and the Peer Group are based on the 12 months ended

December 31, 2004, or the most recent period available. BankFinancial's assets showed only a slight increase, at a 2.39% rate, versus a 14.3% asset growth rate posted by the Peer Group. Notwithstanding the continued change in the loan portfolio composition, BankFinancial's major asset categories showed little change over the time period, in line with the stable level of assets. Asset growth for the Peer Group was realized through loan growth, as cash and investments declined. Overall, the Peer Group's asset growth measures would tend to indicate greater earnings growth potential relative to the Bank's asset growth measures. In contrast, BankFinancial's future asset growth potential will be enhanced by the increased leverage capacity that will result from the infusion of net conversion proceeds into capital.

Similar to the asset side of the balance sheet, the Bank's balances of deposits and borrowings also showed an increase in deposits, offset by a decline in borrowings, while the equity base was slightly lower. The Peer Group's growth rates for deposits and borrowings were higher than the comparable growth rates indicated for the Bank, with borrowings increasing at the highest rate. The Peer Group also reported a modest increase in the equity base, of 0.28%. Factors contributing to the Bank's capital decline included its low earnings levels and changes in the adjustment for assets held for sale, along with certain non-recurring losses. Comparatively, despite recording a higher return on assets than the Bank, the Peer Group's capital declined due to dividend payments as well as stock repurchases, and changes to the AFS adjustment. The Bank's higher level of capital following the conversion may depress the Bank's capital growth rate going forward.

Income and Expense Components

Table 3.3 displays comparable statements of operations for BankFinancial and the Peer Group, based on earnings for the twelve months ended December 31, 2004 unless indicated otherwise for the Peer Group companies. For the period shown in Table 3.3, BankFinancial reported income of 0.10% of average assets, while the Peer Group reported net income to average assets of 0.65%. The comparable returns indicated for Bank and the Peer Group resulted from the Bank's higher level of operating expense along with a lower level of non-interest income. The Bank also reported net non-operating losses, in comparison to the Peer Group's lack of non-operating income or expense, on average.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2004

	Net Income	Net Interest Income: Income	Net Interest Income: Expense	Net Interest Income: NII	Net Interest Income: Loss Provis. on IEA	NII After Provis.	Other Income: Loan Fees	Other Income: R.E. Oper.	Other Income: Other Income	Total Other Income	G&A/Other Exp.: G&A Expense	G&A/Other Exp.: Goodwill Amort.	Non-Op. Items: Net Gains	Non-Op. Items: Extrao. Items	Yields, Costs, and Spreads: Yield On Assets	Yields, Costs, and Spreads: Cost Of Funds	Yields, Costs, and Spreads: Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
BankFinancial Corp. of IL																			
December 31, 2004	0.10	4.55	1.61	2.94	0.00	2.94	0.00	0.00	0.58	0.58	2.76	0.12	-0.58	0.00	4.80	1.88	2.92	3,456	22.13
All Public Companies	0.77	4.95	1.93	3.02	0.13	2.89	0.04	0.00	0.66	0.70	2.46	0.02	0.05	0.01	5.04	2.14	2.90	5,291	33.16
State of IL	0.82	4.96	1.94	3.01	0.08	2.94	0.05	0.00	0.54	0.59	2.33	0.01	0.06	0.00	5.15	2.23	2.91	6,805	33.19
Comparable Group Average	0.65	5.03	2.06	2.96	0.22	2.74	0.09	0.00	0.82	0.91	2.63	0.03	0.00	0.00	5.33	2.37	2.96	3,942	32.98
Mid-West Companies	0.65	5.03	2.06	2.96	0.22	2.74	0.09	0.00	0.82	0.91	2.63	0.03	0.00	0.00	5.33	2.37	2.96	3,942	32.98
Comparable Group																			
Mid-West Companies																			
BKMU Bank Mutual Corp of WI	0.93	4.67	1.84	2.84	0.04	2.80	0.05	0.00	0.39	0.44	1.86	0.02	0.00	0.00	4.91	2.41	2.50	4,588	36.20
CITZ CFS Bancorp, Inc of Munster IN	-0.45	4.69	2.65	2.04	0.61	1.44	0.07	0.00	0.77	0.84	3.07	0.00	-0.08	0.00	4.92	3.00	1.92	4,021	56.62
CTZN Citizens First Bancorp of MI	0.64	5.42	2.00	3.43	0.12	3.31	0.11	0.00	0.54	0.65	2.97	0.05	0.04	0.00	5.70	2.30	3.39	4,210	33.79
EFC EFC Bancorp, Inc of Elgin IL	0.72	4.92	2.41	2.51	0.08	2.43	0.00	0.00	0.70	0.70	2.06	0.00	-0.10	0.00	5.19	2.67	2.52	5,608	24.54
FDEF First Defiance Fin. Corp of OH	1.00	5.03	1.89	3.14	0.14	2.99	0.00	0.00	1.24	1.24	2.78	0.01	0.19	0.00	5.39	2.17	3.23	3,967	27.40
FPFC First Place Fin. Corp. of OH	0.57	4.91	2.05	2.86	0.21	2.64	-0.02	0.00	0.89	0.87	2.39	0.13	-0.06	0.00	5.39	2.32	3.08	3,930	26.24
HFFC HF Financial Corp. of SD	0.69	5.05	1.94	3.11	0.16	2.95	0.14	0.00	0.85	0.99	2.99	0.00	0.10	0.00	5.36	2.11	3.25	2,774	34.80
MFSF MutualFirst Fin. Inc. of IN	0.67	5.39	2.12	3.27	0.19	3.08	0.00	0.00	0.98	0.98	2.59	0.00	-0.24	0.00	5.78	2.43	3.35	3,216	17.40
TONE TierOne Corp. of Lincoln NE	0.95	4.95	1.89	3.06	0.19	2.87	-0.03	0.01	0.87	0.84	2.27	0.02	0.03	0.00	5.14	2.18	2.95	4,210	38.71
UCFC United Community Fin. of OH	0.82	5.23	1.86	3.37	0.43	2.93	0.54	0.00	0.97	1.51	3.31	0.04	0.14	0.00	5.52	2.14	3.38	2,900	34.13
State of IL																			
EFC EFC Bancorp, Inc of Elgin IL	0.72	4.92	2.41	2.51	0.08	2.43	0.00	0.00	0.70	0.70	2.06	0.00	-0.10	0.00	5.19	2.67	2.52	5,608	24.54
FBTC First BancTrust Corp of IL	0.54	5.20	1.94	3.26	0.23	3.03	0.15	-0.03	1.26	1.37	3.76	0.00	0.14	0.00	5.47	2.22	3.25	NM	30.50
FFFS First Fed Serv MHC of IL(45.0)(1)(3)	1.54	5.66	1.90	3.76	0.00	3.76	0.00	0.00	0.03	0.03	1.29	0.00	0.00	0.00	5.45	2.48	2.97	14,945	NM
FFBI First Federal Bancshares of IL	0.56	4.53	1.93	2.60	0.00	2.60	0.08	0.00	0.20	0.28	2.14	0.01	0.15	0.00	4.64	2.16	2.48	NM	38.79
JXSB Jcksnville Bcp MHC of IL(47.5)	0.34	4.70	1.76	2.94	0.21	2.73	0.11	0.00	0.65	0.76	2.95	0.03	0.03	0.00	5.00	1.94	3.07	2,184	37.32
MAFB MAF Bancorp, Inc. of IL	1.09	4.54	1.72	2.82	0.01	2.80	0.03	0.01	0.67	0.70	1.93	0.03	0.11	0.00	4.88	1.95	2.92	4,482	33.19
PFED Park Bancorp of Chicago IL(1)	0.95	5.14	1.94	3.21	0.00	3.21	0.00	0.00	0.29	0.29	2.20	0.00	0.09	0.00	5.40	2.21	3.19	NM	34.81

(1) Financial information is for the quarter ending September 30, 2004.
(3) Income and expense information has been annualized from available financial information.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

On an estimated core earnings basis, as was shown in Table 1.2, BankFinancial reported core earnings of $6.201 million, or 0.43% of average assets, versus the Peer Group's estimated core earnings of 0.65% of average assets, as will be detailed in Chapter 4. As discussed in Section One, adjustments to the Bank's income statement included excluding the loss on the impairment of AFS securities, and the gains reported on the sale of investment securities and loans. Thus, the Bank's estimated core earnings more closely approximate the Peer Group's estimated core earnings.

Net interest income represents the primary source of earnings for the Bank and the Peer Group, equaling 2.94% and 2.96% of average assets, respectively. The Bank maintained both a lower interest income ratio and a lower interest expense ratio in comparison to the Peer Group's ratios. The Bank's lower interest income ratio was caused by maintaining a lower yield on interest earning assets (4.80% versus 5.33% for the Peer Group), which was caused by the Bank's short-term interest-earning asset mix that reflected a higher concentration of prime-based loans in comparison to the Peer Group, along with significant balances of adjustable rate investment securities, including one-year adjustable MBS and the preferred stock investments that currently provide for relatively low yields (these are tax-exempt securities which provide for lower reported yields). The Bank's lower interest expense ratio posted was facilitated by maintaining balances of core deposits, primarily resulting from the Bank's active marketing and merchant processing activities and commercial business lending activities. In addition, the Bank restructured the FHLB borrowings portfolio in 2003, prepaying longer-term higher cost borrowings and replacing such borrowings with short-term, low cost advances. The Bank's advantage in funding costs (1.61% versus 2.06% for the Peer Group) was offset in part by a higher ratio of interest-bearing liabilities as a percent of assets. Following the Bank's conversion, the increase in capital to be realized from the infusion of conversion proceeds and the resultant decline in the level of interest-bearing liabilities funding assets should further improve the Bank's advantage in comparison to the Peer Group with respect to maintaining a lower interest expense ratio.

In another key area of core earnings strength, the Bank maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Bank and the Peer Group reported operating expense to average assets ratios of 2.76% and 2.63%, respectively, exclusive of amortization of intangibles. In general, the Bank's higher operating expense ratio is reflective of its strategy to broaden products and services offered to its customers, including the lending operations, its deposit composition which consist of a relatively high concentration of transaction accounts that are more costly to service than time deposits and its mortgage banking operations. Consistent with the Bank's higher operating expense ratio, BankFinancial maintained a comparatively higher number of employees relative to its asset size. Assets per full time equivalent employee equaled $3.5 million for the Bank, versus a comparable measure of $3.9 million for the Peer Group. On a post-offering basis, the Bank's operating expenses can be expected to increase with the addition of stock benefit plans and expenses related to operating as a publicly-traded company, with such expenses already impacting the Peer Group's operating expenses. At the same time, BankFinancial's capacity to leverage operating expenses will be greater than the Peer Group's leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Bank's earnings strength was less than the Peer Group's. For the twelve months ended December 31, 2004, BankFinancial's and the Peer Group's expense coverage ratios equaled 1.07x and 1.13x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

Sources of non-interest operating income were a larger contributor to the Peer Group's earnings, with such income amounting to 0.58% and 0.91% of BankFinancial's and the Peer Group's average assets, respectively. The Peer Group's higher level of non-interest operating income is supported by income generated through service fees and charges. Taking non-interest operating income into account in comparing the Bank's and the Peer Group's earnings, BankFinancial's efficiency ratio of 78.4% was less favorable than the Peer Group's efficiency ratio of 68.0%.

Loan loss provisions had little impact on the Bank's earnings, with BankFinancial reporting minimal recoveries, while the Peer Group established reserves equaling 0.22% of average assets. The level of loan loss provisions established by the Bank and the Peer Group was indicative of their generally favorable credit quality measures.

Net gains or losses were a factor in the Bank's and the Peer Group's earnings, with BankFinancial reporting net non-operating losses of 0.58% of average assets, while the Peer Group reported no net gains or losses, on average, although most Peer Group members did report some gains or losses in the most recent twelve months. Typically, gains and losses generated from the sale of assets are viewed as earnings with a relatively high degree of volatility and, thus, are substantially discounted in the evaluation of an institution's core earnings. In the case of BankFinancial, the losses were primarily were derived from the loss on impairment of securities held for sale, which totaled 0.60% of average assets. Other items that affected the Bank's income statement included gains on the sale of investment securities and loans. The gains recorded by the Peer Group were supported by gains derived from the sale of fixed rate loans as an ongoing activity. Accordingly, such gains warrant some consideration as a core earnings factor for the Bank and the Peer Group, but are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income.

Due to the Bank's low level of income for fiscal 2004, and the impact of previous write-downs and other income statement items, the Bank recorded a tax benefit at a rate of 22.1%, while the Peer Group posted an effective tax rate of 33.0%.

Loan Composition

Table 3.4 presents data related to the loan composition of BankFinancial and the Peer Group. In comparison to the Peer Group, the Bank's loan portfolio composition reflected a lower concentration in the aggregate of 1-4 family permanent mortgage loans and MBS than maintained by the Peer Group (37.2% of assets versus 43.3% for the Peer Group). A higher concentration of 1-4 family loans primarily accounted for the Peer Group's higher ratio, although the Bank maintained a higher ratio of mortgage-backed securities. Loans serviced for others equaled 26.4% and 28.4% of the Bank's and the Peer Group's assets, respectively, thereby

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of December 31, 2004

		Portfolio Composition as a Percent Assets							
Institution	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
BankFinancial Corp. of IL	12.83	24.32	4.02	32.78	12.38	1.85	73.60	393,910	2,590
All Public Companies	12.65	36.77	5.33	16.48	3.53	3.89	61.24	706,018	8,926
State of IL	11.92	39.87	2.09	12.47	3.16	2.95	57.02	522,649	3,956
Comparable Group Average	7.05	36.28	6.05	19.52	6.35	7.68	72.02	502,881	5,252
Comparable Group									
BKMU Bank Mutual Corp of WI	30.43	35.85	2.53	10.34	2.95	2.04	48.21	620,056	4,542
CITZ CFS Bancorp, Inc of Munster IN	9.16	28.98	11.75	30.47	0.59	3.90	81.92	9,440	0
CTZN Citizens First Bancorp of MI	0.00	36.71	3.71	16.20	6.60	10.44	76.20	482,231	3,938
EFC EFC Bancorp, Inc of Elgin IL	1.06	52.92	1.63	18.52	0.65	3.73	72.39	0	84
FDEF First Defiance Fin. Corp of OH	4.09	24.55	0.90	35.05	3.97	11.96	78.37	436,500	3,598
FPFC First Place Fin. Corp. of OH	NA	NA	NA	NA	NA	NA	45.06	1,275,916	18,053
HFFC HF Financial Corp. of SD	11.22	23.25	3.24	18.21	13.82	21.31	82.57	472,850	5,074
MFSF MutualFirst Fin. Inc. of IN	1.51	51.31	2.22	7.45	17.86	6.25	72.13	127,962	1,195
TONE TierOne Corp. of Lincoln NE	1.32	36.34	13.84	19.85	3.57	6.43	83.89	970,150	10,505
UCFC United Community Fin. of OH	4.62	36.59	14.62	19.58	7.16	3.04	79.47	633,703	5,533
State of IL									
EFC EFC Bancorp, Inc of Elgin IL	1.06	52.92	1.63	18.52	0.65	3.73	72.39	0	84
FBTC First BancTrust Corp of IL	26.03	16.28	0.70	12.98	10.86	2.92	51.66	89,947	817
FFFS First Fed Serv MHC of IL(45.0)(1)	0.38	68.28	3.82	6.39	0.60	0.00	49.22	0	0
FFBI First Federal Bancshares of IL	25.83	25.43	1.29	10.95	3.54	2.39	46.66	40,616	0
JXSB Jcksnville Bcp MHC of IL(47.5)	6.35	25.84	1.75	8.84	3.74	7.22	54.96	159,542	1,094
MAFB MAF Bancorp, Inc. of IL	10.53	54.78	1.83	12.17	0.09	1.42	62.84	3,368,439	25,697
PFED Park Bancorp of Chicago IL(1)	13.24	35.56	3.61	17.41	2.66	2.94	61.44	0	0

(1) Financial information is for the quarter ending September 30, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

indicating the similar influence of mortgage banking activities on the Bank's and Peer Group's operations. The Peer Group's higher balance of loans serviced for others translated into a higher ratio of servicing intangibles, as servicing assets equaled 0.17% and 0.30% of the Bank's and the Peer Group's assets, respectively.

Diversification into higher risk and higher yielding types of lending was more significant for the Bank, largely on the basis of the Bank's higher concentration of commercial real estate/multi-family and commercial business loans. Commercial real estate/multi-family loans represented the most significant area of lending diversification for the Bank (32.8% of assets), followed by commercial business loans (12.4% of assets). Multi-family loans constituted approximately one-half of the total, indicating a significant investment in these loan types. Similarly, commercial real estate/multi-family loans represented the most significant area of lending diversification for the Peer Group (19.5% of assets) followed by consumer loans (7.7% of assets). In comparison to BankFinancial, the Peer Group's loan composition reflected a higher concentration of construction/land loans (6.1% of assets). Beyond commercial real estate/multi-family and commercial business loans, lending diversification for the Bank was limited consisting of balances of construction and land loans (4.0% of assets) and consumer loans (1.9% of assets). The Bank's degree of lending diversification into higher risk types of lending translated into a similar risk weighted assets-to-assets ratio of 73.6%, versus a comparable ratio of 72.0% maintained by the Peer Group.

<u>Credit Risk</u>

The Bank's credit risk exposure appears to be similar to the Peer Group's, based on the Bank's similar ratios of non-performing loans as a percent of loans and non-performing assets as a percent of total assets. As shown in Table 3.5, the Bank's ratio of non-performing assets and accruing loans that are more than 90 days past due equaled 0.44% of assets, which was below the comparable Peer Group ratio of 0.68%. Non-performing loans equaled 0.59% of the Bank's loans compared to 0.76% for the Peer Group. The Bank maintained a lower level of loss reserves as a percent of non-performing loans (168.9% versus 200.26% for the Peer Group), while at the same time maintaining higher reserves as a percent of loans (1.00% versus 0.92% for the Peer Group). The similar credit risk was also evident in the level of net charge-offs for the

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of December 31, 2004 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
BankFinancial Corp. of IL	0.00	0.44	0.59	1.00	168.90	168.90	993	0.09
All Public Companies	0.08	0.50	0.57	0.93	252.32	221.24	432	0.14
State of IL	0.04	0.59	0.83	0.84	133.49	124.69	117	0.25
Comparable Group Average	0.06	0.68	0.76	0.92	200.26	160.24	1,385	0.39
Comparable Group								
BKMU Bank Mutual Corp of WI	0.05	0.23	0.30	0.73	244.99	176.46	164	0.03
CITZ CFS Bancorp, Inc of Munster IN	0.04	2.15	2.81	1.35	48.18	47.28	3,209	1.28
CTZN Citizens First Bancorp of MI	0.07	0.84	0.89	1.12	126.72	115.51	430	0.15
EFC EFC Bancorp, Inc of Elgin IL	0.00	0.29	0.36	0.55	153.45	153.45	1	0.00
FDEF First Defiance Fin. Corp of OH	0.01	0.18	0.21	1.12	525.94	500.05	60	0.03
FPFC First Place Fin. Corp. of OH	0.12	0.61	0.64	0.96	151.01	120.57	843	0.19
HFFC HF Financial Corp. of SD	0.03	0.41	0.17	0.53	312.08	101.41	271	0.16
MFSF MutualFirst Fin. Inc. of IN	0.15	0.65	0.57	0.95	167.28	125.82	604	0.34
TONE TierOne Corp. of Lincoln NE	0.01	0.46	0.52	1.01	195.83	190.52	697	0.11
UCFC United Community Fin. of OH	0.07	0.97	1.09	0.84	77.11	71.28	7,568	1.61
State of IL								
EFC EFC Bancorp, Inc of Elgin IL	0.00	0.29	0.36	0.55	153.45	153.45	1	0.00
FBTC First BancTrust Corp of IL	0.00	NA	NA	1.92	NA	NA	133	0.45
FFFS First Fed Serv MHC of IL(45.0)(1)	0.00	0.12	0.15	0.40	269.18	269.18	0	0.00
FFBI First Federal Bancshares of IL	0.00	NA	NA	0.66	NA	NA	20	0.00
JXSB Jcksnville Bcp MHC of IL(47.5)	0.23	1.01	1.34	1.50	111.78	73.43	383	1.21
MAFB MAF Bancorp, Inc. of IL	0.02	0.34	0.45	0.52	115.19	110.00	263	0.02
PFED Park Bancorp of Chicago IL(1)	0.03	1.20	1.85	0.33	17.84	17.38	19	0.05

(1) Financial information is for the quarter ending September 30, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

twelve month period, which equaled 0.09% and 0.16% (median value) of the Bank's and the Peer Group's respectively, both of which are relatively low figures.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group companies. In terms of balance sheet composition, BankFinancial's interest rate risk characteristics were considered to be slightly less favorable in a declining interest rate environment than the Peer Group's. Most notably, BankFinancial's lower tangible capital position and lower IEA/IBL ratio indicate a greater dependence on the yield-cost spread to sustain the net interest margin. A lower level of non-interest earning assets represented an advantage for the Bank with respect to capacity to generate net interest income and, in turn, limiting the interest rate risk associated with the balance sheet. On a pro forma basis, the infusion of stock proceeds should provide the Bank with comparable or slightly more favorable balance sheet interest rate risk characteristics than currently maintained by the Peer Group, particularly with respect to the increases that will be realized in Bank's equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest income ratio, we reviewed quarterly changes in net interest income as a percent of average assets for BankFinancial and the Peer Group. In general, the more significant fluctuations in the Bank's ratios implied there was a greater degree of interest rate risk associated with its net interest income compared to the Peer Group's, based on the interest rate environment that prevailed during the period covered in Table 3.6. The generally rising short term interest rates environment over the past 18 months has enhanced the Bank's net interest income ratio. However, it is recognized that the Bank's income statement is currently being impacted by certain non-cash expenses related to restructuring actions, including the prepayment of FHLB advances and the mark-to-market entries associated with the acquisition of Success National Bank. Therefore, direct conclusions from the data shown in Table 3.6 are more difficult. The stability of the Bank's net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of BankFinancial's assets and the proceeds will be substantially deployed into interest-earning assets.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of December 31, 2004 or Most Recent Date Available

		Balance Sheet Measures			Quarterly Change in Net Interest Income					
		Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	12/31/04	09/30/04	06/30/04	03/31/04	12/31/03	09/30/03
Institution					(change in net interest income is annualized in basis points)					
BankFinancial Corp. of IL		5.0	102.8	5.0	4	12	29	26	-6	-27
All Public Companies		10.1	108.9	4.8	-1	2	-4	0	7	-1
State of IL		11.4	110.7	4.6	8	-2	-5	0	6	12
Comparable Group Average		9.7	107.7	5.5	1	5	-6	0	6	1
Comparable Group										
BKMU	Bank Mutual Corp of WI	17.8	119.9	4.5	7	2	-3	26	21	-6
CITZ	CFS Bancorp, Inc of Munster IN	11.1	108.1	5.5	-31	38	7	-14	26	9
CTZN	Citizens First Bancorp of MI	10.7	108.5	4.9	-7	5	-15	2	29	-2
EFC	EFC Bancorp, Inc of Elgin IL	8.5	105.0	5.0	10	-10	-18	-7	1	-17
FDEF	First Defiance Fin. Corp of OH	9.6	106.4	6.4	8	7	-1	1	7	40
FPFC	First Place Fin. Corp. of OH	6.5	104.3	6.5	4	33	-12	-10	-12	7
HFFC	HF Financial Corp. of SD	5.8	102.9	5.7	12	-0	1	-5	1	5
MFSF	MutualFirst Fin. Inc. of IN	10.4	105.5	6.7	-2	-15	1	4	-8	-7
TONE	TierOne Corp. of Lincoln NE	7.3	107.8	4.3	23	-9	-14	-1	7	-5
UCFC	United Community Fin. of OH	9.4	108.1	5.2	-9	-5	-6	6	-14	-12
State of IL										
EFC	EFC Bancorp, Inc of Elgin IL	8.5	105.0	5.0	10	-10	-18	-7	1	-17
FBTC	First BancTrust Corp of IL	11.9	109.9	4.9	39	-15	12	-16	18	-9
FFFS	First Fed Serv MHC of IL(45.0)(1)	26.9	136.1	1.0	NA	3	-1	NA	NA	NA
FFBI	First Federal Bancshares of IL	7.2	106.0	2.5	-8	-0	4	-8	-26	53
JXSB	Jcksnville Bcp MHC of IL(47.5)	7.0	103.3	6.5	-9	12	-4	19	19	-16
MAFB	MAF Bancorp, Inc. of IL	6.8	105.3	7.1	8	-6	-2	14	-12	11
PFED	Park Bancorp of Chicago IL(1)	11.3	109.1	5.0	NA	5	-25	-3	38	51

(1) Financial information is for the quarter ending September 30, 2004.
NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of BankFinancial. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine BankFinancial's estimated pro forma market value for purposes of pricing the stock. The valuation incorporates the appraisal methodology promulgated by the OTS and adopted in practice by the FDIC for standard conversion offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Company and the Peer Group, and determination of the Company's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed conversions and stock offerings, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses, based on either the Peer Group or the recent conversions cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in the Company's operations and financial condition; (2) monitor the Company's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending standard conversion offerings both regionally and nationally. If material changes should occur prior to close of the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including BankFinancial's value, the market value of the stocks of public institutions, or BankFinancial's value alone. To the extent a change in factors impacting the Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

<u>Valuation Analysis</u>

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of BankFinancial coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial strength are noted as follows:

- Overall A/L Composition. Loans funded by retail deposits were the primary components of both BankFinancial's and the Peer Group's balance sheets. The Peer Group's interest-earning asset composition exhibited a higher concentration of loans, while the Company's loan portfolio composition reflected a greater degree of diversification into higher risk and higher yielding types of loans. The risk weighted assets-to-assets ratios were similar for both. BankFinancial's funding composition reflected similar concentrations of deposits and borrowings relative to the Peer Group's ratios. Overall, as a percent of assets, the Company maintained a slightly higher level of interest-earning assets and a higher level of interest-bearing liabilities than indicated for the Peer Group, which resulted in a lower IEA/IBL ratio for the Company. The infusion of stock proceeds should serve to increase the Company's IEA/IBL ratio and, thus, eliminate the comparative advantage currently indicated in the Peer Group's IEA/IBL ratio. For valuation purposes, RP Financial concluded no adjustment was warranted for the Company's overall asset/liability composition.

- Credit Quality. The Company maintained a lower ratio of non-performing assets-to-assets than the Peer Group. At the same time, the Company maintained lower reserve coverage ratios, both as a percent of non-performing loans and as a percent of non-performing assets, but a higher ratio as a percent of net loans receivable. Net loan charge-offs were lower for the Company, while the Company maintained a similar risk weighted assets-to-assets ratio. The Company also maintained a concentration of preferred stock investments that were subject to significant writedowns in fiscal 2003 and 2004. The Peer Group did not maintain a similar concentration of such securities. Overall, in comparison to the Peer Group, the Company's measures imply a similar higher degree of credit exposure and, thus, RP Financial concluded that no valuation adjustment was warranted for the Company's credit quality.

- Balance Sheet Liquidity. The Company operated with a higher level of cash and investment securities relative to the Peer Group (21.5% of assets versus 16.6% for the Peer Group). BankFinancial's future borrowing capacity was considered to be comparable to the Peer Group's, in light of the similar level of borrowings that were maintained by the Company and the Peer Group. Overall, balance sheet liquidity for the

Company and the Peer Group were not viewed as being materially different and, thus, RP Financial concluded that no adjustment was warranted for the Company's balance sheet liquidity.

- Funding Liabilities. Retail deposits and borrowings comprised a similar portion of the Company's and the Peer Group's respective funding compositions. The Company's overall funding composition provided for a slightly lower cost of funds than maintained by the Peer Group. In total, the Company maintained a higher level of interest-bearing liabilities than the Peer Group, which was attributable to BankFinancial's lower capital position. Following the stock offering, the increase in the Company's capital position should provide BankFinancial with a comparable or lower level of interest-bearing liabilities than maintained by the Peer Group. Overall, RP Financial concluded that no adjustment was warranted for BankFinancial's funding composition.

- Capital. The Peer Group operates with a higher equity-to-assets ratio than the Company. However, following the stock offering, BankFinancial's pro forma capital position will likely exceed the Peer Group's equity-to-assets ratio. The Company's higher pro forma capital position will result in greater leverage potential and reduce the level of interest-bearing liabilities utilized to fund assets. At the same time, the Company's more significant capital surplus will likely result in a depressed ROE. Overall, RP Financial concluded that a slight upward adjustment was warranted for the Company's pro forma capital position.

On balance, BankFinancial's balance sheet strength was considered to be in general similar to the Peer Group's, as implied overall by the Company's A/L composition, credit quality, liquidity and pro forma capital position. Accordingly, we concluded that no valuation adjustment was warranted for the Company's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Company reported lower earnings on a ROAA basis (income of 0.10% of average assets versus earnings of 0.65% for the Peer Group). Higher levels of non-interest operating income and lower operating expenses supported the Peer Group's higher return, while the Company's earnings were adversely affected by non-operating items. Reinvestment and leveraging of the net stock proceeds should enhance returns for the Company, but the pick-up in earnings will be somewhat offset by the increase in operating expenses that will result from the implementation of the stock benefit plans and expenses related to operating as a publicly-traded Company with shareholders to report to. Overall, the Company's reported earnings were considered to be less favorable than the Peer Group's reported earnings and, thus, RP Financial concluded that a slight downward adjustment was appropriate for the Company's reported earnings.

- Core Earnings. The Company's and the Peer Group's earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. However, the Company's earnings for the most recent twelve month period were negatively affected by an impairment charge recorded against preferred stock investments available for sale. In addition, the Company's earnings were positively impacted by gains on the sale of loans and securities into the secondary market. Adjusting the Company's results for these items resulted in core profitability of $6.201 million, or approximately 0.43% of average assets, which remains lower than the peer group average of 0.65% of average assets. The Company's expense coverage ratio was lower than the Peer Group's ratio (1.07x versus 1.13x for the Peer Group), and BankFinancial's efficiency ratio of 78.4% was also less comparable to the Peer Group's efficiency ratio of 68.0%. Loss provisions had a larger impact on the Peer Group's earnings. Overall, these measures, after taking into account the expected earnings benefits the Company should realize from the redeployment of stock proceeds into interest-earning assets, which will be negated by expenses associated with the stock benefit plans and operating as a publicly-traded Company, indicate that the Company's core earnings are generally comparable to the Peer Group. Therefore, RP Financial concluded that no adjustment was necessary for core earnings.

- Interest Rate Risk. Quarterly changes in the Company's and the Peer Group's net interest income to average assets ratios indicated that a slightly higher degree of volatility was associated with the Company's net interest margin, although this data was impacted by other factors related to restructuring activities. The Peer Group's stronger capital and IEA/IBL ratios, along with a similar level of non-interest earning assets, implied a lower dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the Company's capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and should eliminate the current advantages indicated for the Peer Group's ratios. Overall, RP Financial concluded that the interest rate risk associated with the Company's earnings was comparable to the Peer Group's earnings interest rate risk exposure and no valuation adjustment was necessary for this factor.

- Credit Risk. Loan loss provisions were a larger factor in the Peer Group's earnings, as the Company reported a modest recovery of loss provisions for fiscal 2004. In terms of future exposure to credit quality related losses, the Company's and the Peer Group's credit quality measures generally implied a comparable degree of earnings credit risk exposure. The Company's reserves as a percent of loans exceeded the

Peer Group average, while reserves as a percent of NPAs were lower. The Company does, however, continue to retain its portfolio of preferred stock which resulted in impairment charges in the most recent quarter. Future impairment charges are not anticipated for this portfolio, however the portfolio represents a concentration and risk that affects our valuation adjustment for earnings. RP Financial concluded that no adjustment was warranted for this factor.

- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Company's recent historical balance sheet growth was lower than the Peer Group's. Second, the infusion of stock proceeds will increase the Company's earnings growth potential with respect to leverage capacity, as the Company's pro forma leverage capacity should be comparable to or greater than the Peer Group's. Lastly, the Peer Group's more diversified operations into areas that generate non-interest operating income provide greater earnings growth potential and sustainability of earnings during periods when net interest margins come under pressure as the result of higher interest rates. The Company's earnings growth potential appears to be comparable to the Peer Group's, and, thus, we concluded that no adjustment was warranted for this factor.

- Return on Equity. As the result of the increase in capital that will be realized from the infusion of net stock proceeds, the Company's return on equity will be below the comparable averages for the Peer Group and all publicly-traded thrifts. In view of the lower capital growth rate that will be imposed by BankFinancial' lower ROE, we concluded that a slight downward adjustment was warranted for the Company's ROE.

Overall, no adjustment was applied for the Company's profitability, growth and viability of earnings.

3. Asset Growth

BankFinancial's asset growth rate was lower than the Peer Group's during the period covered in our comparative analysis (2.4% versus 14.3% for the Peer Group). Additionally, the Peer Group's asset growth was realized through growth of loans, as opposed to lower yielding cash and investments. On a pro forma basis, the Company's tangible equity-to-assets ratio will be above the Peer Group's tangible equity-to-assets ratio, indicating greater leverage capacity for the Company. On average, the demographic characteristics of the Company's primary market area were considered to be more favorable than the markets served by the Peer Group companies with respect to supporting lending and deposit growth opportunities. On balance, we believe a slight upward adjustment was warranted for this factor.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. BankFinancial's primary market area for loans and deposits is considered to be greater Chicago metropolitan area, specifically the counties of Cook, Lake, Will and DuPage, where the main office and all of its branches are located. This four county market area contains 7.6 million residents, representing one of the largest population centers in the United States. In general, the market area is a relatively moderate growth market, with such growth somewhat lower than the U.S. growth rates. Household and per capita income measures for the market area are well above national averages, reflecting the more urban characteristics of the Company's market area.

The markets served by the Peer Group companies were viewed as being less favorable with respect to supporting growth opportunities. Cook County's population growth was slightly lower than the median of the markets served by the Peer Group companies, and, on average, the Company serves a much more populous market than the Peer Group. Per capita income for the markets served by the Peer Group companies was on average less than Cook County's per capita income. The average deposit market share maintained by the Peer Group companies was higher than the Company's market share of deposits in Cook County. In general, the degree of competition faced by the Peer Group companies was viewed as being less than the Company's competitive environment. Summary demographic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, January 2005 unemployment rates for the majority of the markets served by the Peer Group companies were higher than the unemployment rate reflected for Cook County. On balance, we concluded that a slight upward adjustment was appropriate for the Company's market area.

Table 4.1
Market Area Unemployment Rates
BankFinancial, Inc. and the Peer Group Companies(1)

	County	Jan. 2005 Unemployment
BankFinancial Corp. - IL	Cook	6.1%
Peer Group Average		6.7%
TierOne Corp. of Lincoln, NE	Lancaster	4.1%
United Comm. Fin. Corp. of OH	Mahoning	8.2
First Place Fin. Corp. of OH	Trumbull	8.2
CFS Bancorp, Inc. of Munster, IN	Lake	6.6
Citizens First Bancorp, Inc. of MI	St. Clair	9.4
Bank Mutual Corp. of WI	Milwaukee	5.8
First Defiance Fin. Corp. of OH	Defiance	6.5
EFC Bancorp, Inc. of Elgin, IL	Kane	6.6
HF Financial Corp. of Souix Falls, SD	Minnehaha	3.8
MutualFirst Financial, Inc. of Muncie, IN	Delaware	7.3

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

At this time the Company has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 0.86% to 3.46%. The average dividend yield on the stocks of the Peer Group institutions equaled 2.46% as of April 1, 2005. As of April 1, 2005, approximately 90% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.45%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

While the Company has not established a definitive dividend policy prior to converting, the Company will have the capacity to pay a dividend comparable to the Peer Group's average dividend yield based on pro forma earnings and capitalization. On balance, we concluded that no adjustment was warranted for purposes of the Company's dividend policy.

6. <u>Liquidity of the Shares</u>

The Peer Group is by definition composed of companies that are traded in the public markets. Nine of the Peer Group members trade on the NASDAQ system and one of the Peer Group members trade on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies, based on the shares issued and outstanding to shareholders ranged from $74 million to $863 million as of April 1, 2005, with average and median market values of $271 million and $177 million, respectively. The shares issued and outstanding to the shareholders of the Peer Group members ranged from 3.6 million to 73.5 million, with average and median shares outstanding of 17.8 million and 10.3 million, respectively. The Company's stock offering is expected to have a pro forma market value that is comparable to the Peer Group median, while public shares outstanding for the Company is expected to be somewhat above the average of the shares outstanding maintained by the individual Peer Group companies. Like the majority of the Peer Group companies, the Company's stock will be quoted on the NASDAQ National Market System following the stock offering. Overall, we anticipate that the Company's public stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7. <u>Marketing of the Issue</u>

Three separate markets exist for thrift stocks: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; and

(3) the thrift acquisition market for thrift franchises in Illinois. All of these markets were considered in the valuation of the Bank's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. Stocks moved higher in-early April 2004, as investors reacted favorably to a strong employment report for March. For the balance of April trading in the broader market produced uneven results, as generally favorable first quarter earnings and strong economic data weighed against the growing threat of inflation and higher interest rates. The Dow Jones Industrial Average ("DJIA") closed below 10000 for the first time in 2004 in the second week of May, as strong job growth during April raised expectations of a rate increase by the Federal Reserve. The downward trend in stocks prevailed through most of May, on concerns about higher oil prices, violence in the Middle East and higher interest rates. Stocks rebounded in late-May, primarily on the basis of higher corporate earnings and lower oil prices. Strong employment data for May combined with lower oil prices and favorable inflation data provided for a positive trend in the broader market through mid-June. Stocks traded in a narrow range through the end of the second quarter, as investors awaited the outcome of the Federal Reserve meeting at the end of June.

Rising oil prices and profit warnings from some technology companies caused major stock indices to fall at the start of the third quarter of 2004. Stocks continued to trend lower through most of July, as a slow down in the economic expansion raised concerns about future earnings growth. Strong consumer confidence numbers for July reversed the downward trend in stocks during the last week of July, with the DJIA closing up for the week for the first time since mid-June. The recovery in the stock market was short-lived, as record high oil prices, weak retail sales for July and weaker than expected job growth for July pulled stocks lower in early-August. A positive economic outlook by the Federal Reserve and bargain hunting supported gains in the stock market during mid-August, as the DJIA moved back above the 10000 barrier. The DJIA hit a six week high in late-August, which was supported by a drop in oil prices. After the DJIA closed at a two month high in early-September, based on hopes for favorable employment numbers for August, the broader stock market traded in a narrow range through mid-September. Concerns that rising oil prices would hurt the economy and reduce corporate earnings pressured stocks lower in late-September.

Stocks rallied at the start of the fourth quarter, largely on the basis of a rebound in technology stocks due to an upbeat outlook for third quarter earnings. Higher oil prices and allegations of improprieties in the insurance industry pressured the DJIA to its lowest level of the year in late-October. Lower oil prices reversed the downward trend in stock at the close of October. The election outcome, a rise in consumer confidence and a strong jobs report for October extended the stock market rally into mid-November, as the DJIA hit a seven month high. Concerns about the falling dollar and a sharp rise in October producer prices temporarily dampened the stock market rally in late-November, but then stocks recovered in early-December on a sharp decline on oil prices. Some favorable economic data, including a strong report on December consumer confidence and a five-month low in new unemployment claims, helped to extend the rally through the end of the year as the DJIA move to a three and one-half year high.

The broader stock market started 2005 in a downward trend, as investors reacted negatively to some disappointing economic data and indications by the Federal Reserve that it was likely to keep raising rates because of wariness about inflation. Concerns about slowing profit growth, weaker than expected growth in the fourth quarter of 2004 and the elections in Iraq extended the downward trend through mid-January. After three straight weekly declines, the DJIA edged higher in the last week of January on some upbeat earnings reports and a better than expected consumer confidence index. The positive trend in the broader stock market continued during the first half of February, as the Federal Reserve's quarter point rate increase contained no surprises, oil prices declined and January retail sale beat expectations. Stock prices continued their climb in late February and early March 2005, as positive job creation figures and economic growth data led to a more positive outlook for the reset of the year. This outlook was tempered by the increase in the cost of a barrel of oil to over $53.00 in the first week in March, leading to some uncertainty about the potential impact. Strong job growth reflected in the February employment data and better than expected retail sales for February were factors that also contributed to the positive move in stocks during the first week of March. Higher oil prices and interest rates pressured stocks lower in mid-March, as rising commodity prices rekindled inflation fears. The downturn in stocks continued going into the second half of March, as stocks were weighed down by news of a record U.S. trade deficit in 2004, General Motors' warning that earnings will be significantly below an earlier forecast and record high oil prices. A seventh interest rate increase since June 2004 by the federal reserve on March 22, 2005 raised fears of inflation over the near term future and caused a drop in stock prices. As an indication of the general trends in the nation's stock markets over the past year, as of April 1, 2005, the DJIA closed at 10404.30, an increase of 0.6% from April 1, 2004 and a decrease of 3.5% year-to-date. As of April 1, 2005, the NASDAQ closed at 1,984.81, a decrease of 3.5% from April 1, 2004 and a decline of 8.8% year-to-date. The Standard & Poors 500 Index closed at 1,172.92 on April 1, 2005, an increase of 2.7% from April 1, 2004 and a decrease of 3.2% year-to-date.

The market for thrift stocks has been mixed as well during the past 12 months, but, in general, thrift issues have paralleled trends in the broader market. Thrifts stocks generally traded lower at the start of the second quarter of 2004, as a strong employment report for March pushed interest rates higher. Higher interest rates and inflation worries pressured interest rate sensitive issues lower through most of April, with the sell-off sharpening in early-May following another strong employment report for April. Thrift stocks recovered modestly in mid-May as the yield on 10-year Treasury note declined slightly. Acquisition speculation involving the sale of Washington Mutual lifted the thrift sector higher in late-May. Thrift stocks generally retreated during the first half of June, as the yield on the 10-year Treasury note moved to a two-year high on inflation concerns. Following the sharp sell-off, thrift stocks rebounded as a moderate increase in core consumer prices during may and comments by the Federal Reserve Chairman that inflation does not seem likely to be a serious problem eased fears of a sharp rise in inflation. Acquisition activity helped to boost thrift stocks in late-June, but the upward trend was abruptly reversed at the end of June as a significant decline in Washington Mutual's 2004 earnings guidance pulled the broader thrift sector lower.

Thrift stocks responded favorably to the 25 basis point rate increase implemented by the Federal Reserve at the close of the 2004 second quarter, as the Federal Reserve indicated that it would continue to raise the federal funds rate 25 basis points at a time. June employment data which showed weaker than expected job growth also provided support to thrift stocks in early-July. For most of July there was little movement in thrift stocks, as second quarter earnings were generally in line with expectations. A rally in the broader market in late-July provided a boost to thrift stocks as well. Thrift issues traded down with the rest of the market in early-August, although losses in the thrift sector were mild compared to the sell-off experienced in the boarder market as weaker than expected job growth for July pushed interest rates lower. Improved inflation data, lower interest rates and a rally in the broader stock market combined to push the thrift sector higher in mid-August. Thrift stocks sustained a positive trend in late-August, which was fueled by lower interest rates and strength in the broader stock market. The upward trend in thrift prices continued through mid-September, as September employment data matched expectations and inflation remained low. Thrift stocks edged lower at the close of the third quarter, which was largely attributable to weakness in the broader stock market.

Thrift issues also rebounded in conjunction with the broader stock market rally at the start of the fourth quarter. After trading in a narrow range into mid-October, thrift stocks moved lower on some disappointing third quarter earnings and lower guidance on future earnings due to margin compression resulting from a flatter yield curve. The rally in the boarder stock market and the Federal Reserve's indication that inflation risks were well contained fueled gains in the thrift sector during the first half of November. Trading activity in thrift stocks was mixed during late-November, as the rally lost steam on some profit taking and higher than expected inflation data for October. Thrift issues followed the broader market higher in early-December and then declined modestly into a narrow trading range through late-December. The year end rally in the broader stock market provided a slight boost to thrift prices as well.

The market for thrift stocks was mixed at the start of 2005, but, in general, thrift stocks eased lower during January. Fourth quarter earnings for the thrift sector were generally in line with expectations, but concerns about higher interest rates and margin compression hindered thrift stocks throughout most of January. Thrift stocks followed the broader market higher in early-February, but then eased slightly in mid-February and into early March 2005 on concerns about higher interest rates. Comparatively, tame inflation data reflected in the January consumer price index provided a boost to the thrift sector in late-February. Thrift stocks followed the broader market higher in early-March, as long-term interest rates declined slightly. Likewise, thrift stocks declined in conjunction with broader market during mid-March on the spike-up in long-term interest rates and increased fears of inflation. On April 1, 2005, the SNL Index for all publicly-traded thrifts closed at 1507.4, a decrease of 3.4% from April 1, 2004 and a decline of 6.1% for year-to-date 2005.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting mutual thrift will result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Thrift offerings completed in the most recent three month period have generally been well received, with most offerings being oversubscribed. As shown in Table 4.2, two full conversions and six mutual holding company offerings were completed during the past three months. The standard conversion offerings are considered to be more relevant for purposes of

RP® Financial, LC.

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: Benefit Plans		Insider Purchases		Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:					
Institution	ST.	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
OC Financial, Inc.*	OH	4/1/05	OCFL-OTCBB	$ 56	5.20%	0.13%	294%	$ 5.6	100%	93%	8.3%	N.A	N.A	8.0%	4.0%	25.0%	0.00%	75.8%	NM	9.2%	NM	12.2%	NM	$10.00	$12.00	20.0%	$12.00	20.0%	$12.00	20.0%
Royal Financial, Inc.*(1)	IL	1/21/05	RYFL-OTCBB	$ 102	12.63%	0.13%	184%	$ 26.0	100%	132%	4.6%	C/S	0.4%\1.9%	8.0%	4.0%	4.0%	0.00%	76.6%	NM	21.4%	NM	28.3%	NM	$10.00	$11.60	16.0%	$12.60	26.0%	$12.54	25.4%
Averages - Standard Conversions:				**$ 79**	**8.92%**	**0.13%**	**239%**	**$ 15.8**	**100%**	**113%**	**6.5%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**14.5%**	**0.00%**	**76.2%**	**NM**	**15.3%**	**NM**	**20.2%**	**NM**	**$10.00**	**$11.80**	**18.0%**	**$12.30**	**23.0%**	**$12.27**	**22.7%**
Medians - Standard Conversions:				**$ 79**	**8.92%**	**0.13%**	**239%**	**$ 15.8**	**100%**	**113%**	**6.5%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**14.5%**	**0.00%**	**76.2%**	**NM**	**15.3%**	**NM**	**20.2%**	**NM**	**$10.00**	**$11.80**	**18.0%**	**$12.30**	**23.0%**	**$12.27**	**22.7%**
Second Step Conversions																														
Rome Bancorp, Inc.*	NY	3/31/05	ROME-NASDAQ	$ 270	14.14%	0.31%	241%	$ 59.0	62%	106%	5.1%	N.A	N.A	4.0%	3.6%	1.0%	2.65%	107.0%	35.9x	29.8%	0.8%	27.9%	3.0%	$10.00	$10.05	0.5%	$10.02	0.2%	$10.02	0.2%
Averages - Second Step Conversions:				**$ 270**	**14.14%**	**0.31%**	**241%**	**$ 59.0**	**62%**	**106%**	**5.1%**	**NA**	**NA**	**4.0%**	**3.6%**	**1.0%**	**2.65%**	**107.0%**	**35.9x**	**29.8%**	**0.8%**	**27.9%**	**3.0%**	**$10.00**	**$10.05**	**0.5%**	**$10.02**	**0.2%**	**$10.02**	**0.2%**
Medians - Second Step Conversions:				**$ 270**	**14.14%**	**0.31%**	**241%**	**$ 59.0**	**62%**	**106%**	**5.1%**	**NA**	**NA**	**4.0%**	**3.6%**	**1.0%**	**2.65%**	**107.0%**	**35.9x**	**29.8%**	**0.8%**	**27.9%**	**3.0%**	**$10.00**	**$10.05**	**0.5%**	**$10.02**	**0.2%**	**$10.02**	**0.2%**
Mutual Holding Company Conversions																														
Prudential Bancorp, Inc.(1)	PA	3/30/05	PBIP-NASDAQ	$ 407	9.59%	0.25%	116%	$ 56.5	45%	132%	2.7%	N.A	N.A	8.0%	4.0%	1.4%	0.00%	86.2%	40.7x	24.5%	0.6%	19.2%	3.3%	$10.00	$9.85	-1.5%	$9.45	-5.5%	$9.45	-5.5%
Kentucky First Federal Bancorp (7)	KY	3/3/05	KFFB-NASDAQ	$ 295	11.03%	0.59%	37%	$ 21.3	25%	132%	6.3%	N.A	N.A	8.7%	7.9%	5.5%	4.00%	91.5%	35.5x	26.4%	0.6%	16.1%	3.6%	$10.00	$10.79	7.9%	$11.20	12.0%	$11.24	12.4%
Kearny Financial Corp.*	NJ	2/24/05	KRNY-NASDAQ	$1,904	15.64%	0.14%	214%	$ 218.2	30%	132%	1.5%	N.A	N.A	8.0%	6.5%	2.6%	0.00%	86.6%	69.2x	28.7%	0.6%	19.0%	2.9%	$10.00	$11.39	13.9%	$11.50	15.0%	$11.13	11.3%
Home Federal Bancorp, Inc. of LA*	LA	1/21/05	HFBL-OTCBB	$ 98	19.39%	0.00%	NM	$ 14.7	40%	105%	4.2%	N.A	N.A	8.0%	4.9%	4.3%	0.00%	72.4%	76.9x	28.3%	0.5%	28.3%	1.6%	$10.00	$9.90	-1.0%	$10.05	0.5%	$9.92	-0.8%
BV Financial, Inc.	MD	1/14/05	BVFL-OTCBB	$ 100	8.10%	0.62%	56%	$ 11.9	45%	132%	5.5%	N.A	N.A	8.7%	4.4%	4.2%	0.00%	88.4%	48.9x	21.7%	0.4%	16.2%	2.3%	$10.00	$9.35	-6.5%	$9.50	-5.0%	$9.93	-0.7%
Georgetown Bancorp, Inc.*	MA	1/6/05	GTWN-OTCBB	$ 143	5.75%	0.73%	86%	$ 12.5	45%	132%	4.9%	N.A	N.A	8.0%	4.4%	6.2%	0.00%	86.8%	72.9x	16.6%	0.2%	12.1%	1.7%	$10.00	$10.20	2.0%	$9.95	-0.5%	$10.05	0.5%
Averages - Mutual Holding Company Conversions:				**$ 491**	**11.58%**	**0.39%**	**102%**	**$ 55.9**	**38%**	**127%**	**4.2%**	**NA**	**NA**	**8.2%**	**5.3%**	**4.0%**	**0.67%**	**85.3%**	**57.3x**	**24.4%**	**0.5%**	**18.5%**	**2.6%**	**$10.00**	**$10.25**	**2.5%**	**$10.28**	**2.8%**	**$10.29**	**2.9%**
Medians - Mutual Holding Company Conversions:				**$ 219**	**10.31%**	**0.42%**	**86%**	**$ 18.0**	**43%**	**132%**	**4.5%**	**NA**	**NA**	**8.0%**	**4.6%**	**4.3%**	**0.00%**	**86.7%**	**59.0x**	**25.5%**	**0.5%**	**17.6%**	**2.6%**	**$10.00**	**$10.05**	**0.5%**	**$10.00**	**0.0%**	**$9.99**	**-0.1%**
Averages - All Conversions:				**$ 375**	**11.27%**	**0.32%**	**154%**	**$47.3**	**55%**	**122%**	**4.8%**	**NA**	**NA**	**7.7%**	**4.9%**	**6.0%**	**0.74%**	**85.7%**	**54.3x**	**23.0%**	**0.5%**	**19.9%**	**2.6%**	**$10.00**	**$10.57**	**5.7%**	**$10.70**	**7.0%**	**$10.70**	**7.0%**
Medians - All Conversions:				**$ 143**	**11.03%**	**0.25%**	**150%**	**$21.3**	**45%**	**132%**	**4.9%**	**NA**	**NA**	**8.0%**	**4.4%**	**4.2%**	**0.00%**	**86.6%**	**48.9x**	**24.5%**	**0.6%**	**19.0%**	**2.9%**	**$10.00**	**$10.20**	**2.0%**	**$10.05**	**0.5%**	**$10.05**	**0.5%**

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

April 1, 2005

our analysis, however both offerings trade on the OTC Bulletin Board. As of April 1, 2005, the average standard conversion stock price was $12.00, representing an increase of 20.0% since the initial public offering date of January 21, 2005. The mutual holding company offerings are not considered to be as relevant for purposes of our analysis. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the six recent MHC offerings equaled 85.3%. On average, these recent MHC offerings reflected price appreciation of 2.8% after the first week of trading. However, of the six MHC transactions closed in 2005, three have traded below their initial share prices at some point following the offering and four remained below their initial prices at April 1, 2005. This data suggests the potential cooling of interest in thrift offerings on a go-forward basis.

There are no current pricing multiples of recent fully-converted companies that trade on NASDAQ or an Exchange, as the Royal Financial stock is traded on the OTC Bulletin Board.

C. <u>The Acquisition Market</u>

Also considered in the valuation was the potential impact on BankFinancial's stock price of recently completed and pending acquisitions of other savings institutions operating in Illinois. As shown in Exhibit IV-4, there were ten Illinois thrift acquisitions announced from 2001 through year-to-date 2005, and there is currently one pending acquisition of an Illinois savings institutions. The recent acquisition activity in the regional market area may imply a certain degree of acquisition speculation for the Bank's stock. To the extent that acquisition speculation may impact the Bank's offering, we have largely taken this into account in selecting companies which operate in markets that have experienced a comparable level of acquisition activity as the Bank's market and, thus, are subject to the same type of acquisition speculation that may influence BankFinancial's trading price. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in BankFinancial's stock would tend to be less compared to the more seasoned stocks of the Peer Group companies.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in the overall thrift market, the new issue market and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

BankFinancial's management team appears to have experience and expertise in all of the key areas of the Company's operations. Exhibit IV-5 provides summary resumes of BankFinancial's Board of Directors and senior management. The Company appears to have the organizational structure and management depth typically found in institutions of a similar asset size and complexity of operations. Management and the Board have been effective in implementing an operating strategy that can be well managed by the Company's present organizational structure.

Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded that no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted SAIF-insured institution, BankFinancial will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Table 4.3
BankFinancial Corporation
Valuation Adjustments

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	No Adjustment
Asset Growth	Slight Upward
Primary Market Area	Slight Upward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing BankFinancial's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in BankFinancial's prospectus for reinvestment rate, the effective tax rate, offering expenses and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8). In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and the recent conversions.

RP Financial's valuation placed an emphasis on the following:

o P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Company's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since reported earnings for both BankFinancial and the Peer Group included certain non-recurring items, we also made adjustments to earnings to arrive at core earnings estimates for the Company and the Peer Group and resulting price/core earnings ratios.

- o <u>P/B Approach</u>. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a useful indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- o <u>P/A Approach</u>. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Company will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that, as of April 1, 2005, the pro forma market value of BankFinancial's conversion stock was $185,000,000 at the midpoint, equal to 18,500,000 shares at $10.00 per share.

1. <u>Price-to-Earnings ("P/E")</u>. The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a

recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company's reported net income equaled $1,457,000 for the twelve months ended December 31, 2004. In deriving BankFinancial's core earnings, the adjustments made to reported earnings included eliminating the losses incurred on the impairment in value of the securities held for sale and eliminating gains on the sale of assets (loans and investment securities) for the twelve month period ended December 31, 2004. As shown below, on a tax affected basis, assuming an effective marginal tax rate of 39.75%, the Company's core earnings were determined to equal $6.201 million for the twelve months ended December 31, 2004. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Table 4.4
BankFinancial Corporation
Core Earnings Estimate

	Amount ($000)
Net income	$1,457
Addback: Loss on Impairment of Securities Held AFS	8,793
Less: Gain on sale of assets	(920)
Less: Tax Effect @39.75%	(3,129)
Core earnings estimate	$6,201

Based on the Company's estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples at the $185.0 million midpoint value equaled 85.60 times and 26.79 times, respectively, which provided for premiums of 338.1% and 36.8% relative to the Peer Group's average reported and core earnings multiples of 19.54 times and 19.59 times, respectively (see Table 4.5). At the top of the super range, the Company's reported and core P/E multiples of 102.10 times and 34.27 times reflect premiums of 422.5% and 74.9% relative to the comparable P/E multiples for the Peer Group.

2. <u>Price-to-Book and Price-to-Tangible Book ("P/B" and "P/TB")</u>. The application of the P/B and P/TB valuation methods require calculating the Company's pro forma market value by applying valuation P/B and P/TB ratios to BankFinancial's pro forma book value. The

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.5
Public Market Pricing
BankFinancial Corp. of IL and the Comparables
As of April 1, 2005

	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)	MEMO: Tang. E/A
BankFinancial Corp. of IL																				
Supermaximum	$10.00	$244.66	$0.10	$12.54	102.10	79.75	14.35	85.53	34.27	$0.00	0.00	0.00	$1,705	18.00	0.54	0.14	0.78	0.42	2.33	16.78
Maximum	10.00	212.75	0.11	13.11	93.70	76.26	12.69	82.39	30.33	$0.00	0.00	0.00	1,677	16.64	0.55	0.14	0.81	0.42	2.51	15.40
Midpoint	10.00	185.00	0.12	13.77	85.60	72.61	11.19	79.05	26.79	$0.00	0.00	0.00	1,653	15.42	0.56	0.13	0.85	0.42	2.71	14.16
Minimum	10.00	157.25	0.13	14.66	76.64	68.19	9.66	74.93	23.14	$0.00	0.00	0.00	1,628	14.16	0.56	0.13	0.89	0.42	2.95	12.89
All Public Companies(7)																				
Averages	20.46	373.28	1.01	13.77	18.53	154.21	16.81	170.03	20.15	0.46	2.23	35.08	2,552	11.19	0.50	0.78	8.09	0.72	7.03	
Medians	---	---	---	---	16.53	148.46	14.15	161.44	17.45	---	---	---	---	---	---	---	---	---	---	
All Non-MHC State of IL(7)																				
Averages	26.57	314.77	1.64	21.00	17.37	126.31	12.31	141.74	19.17	0.60	2.23	41.53	2,300	9.91	0.61	0.77	7.65	0.72	7.20	
Medians	---	---	---	---	17.74	135.56	12.08	141.71	16.27	---	---	---	---	---	---	---	---	---	---	
Comparable Group Averages																				
Averages	19.42	270.79	0.95	15.14	19.54	128.70	13.89	146.11	19.59	0.47	2.46	45.68	1,769	10.87	0.68	0.65	5.99	0.65	5.97	
Medians	---	---	---	---	18.95	128.10	13.06	145.55	18.38	---	---	---	---	---	---	---	---	---	---	
State of IL																				
EFC EFC Bancorp, Inc of Elgin IL	25.55	121.23	1.57	18.03	17.74	141.71	12.08	141.71	16.27	0.65	2.54	41.40	1,004	8.52	0.29	0.72	8.38	0.78	9.13	
FBTC First BancTrust Corp of IL	12.25	30.56	0.41	11.04	25.00	110.96	13.24	110.96	29.88	0.24	1.96	58.54	231	11.93	NA	0.54	4.56	0.45	3.81	
FFBI First Federal Bancshares of IL	24.59	32.70	1.11	18.14	18.21	135.56	10.47	145.16	22.15	0.48	1.95	43.24	312	7.72	NA	0.56	5.84	0.46	4.81	
MAFB MAF Bancorp, Inc. of IL	40.80	1357.54	2.86	29.28	13.38	139.34	14.02	206.90	14.27	0.92	2.25	32.17	9,681	10.06	0.34	1.09	10.96	1.03	10.27	
PFED Park Bancorp of Chicago IL	29.66	31.80	2.23	28.53	12.51	103.96	11.77	103.96	13.30	0.72	2.43	32.29	270	11.32	1.20	0.95	8.50	0.89	8.00	
Comparable Group																				
BKMU Bank Mutual Corp of WI	11.74	862.71	0.40	9.12	29.35	128.73	25.04	140.60	29.35	0.24	2.04	60.00	3,445	19.45	0.23	0.92	4.11	0.92	4.11	
CITZ CFS Bancorp, Inc of Munster IN	13.88	171.90	-0.47	11.94	NM	116.25	13.08	117.33	NM	0.48	3.46	NM	1,315	11.25	2.15	-0.45	-4.27	-0.40	-3.78	
CTZN Citizens First Bancorp of MI	22.01	181.89	0.96	19.71	22.01	111.67	13.05	121.80	22.93	0.36	1.64	37.50	1,393	11.69	0.84	0.64	5.16	0.62	4.95	
EFC EFC Bancorp, Inc of Elgin IL	25.55	121.23	1.57	18.03	17.74	141.71	12.08	141.71	16.27	0.65	2.54	41.40	1,004	8.52	0.29	0.72	8.38	0.78	9.13	
FDEF First Defiance Fin. Corp of OH	25.75	161.71	1.51	20.20	14.97	127.48	14.35	149.80	17.05	0.88	3.42	58.28	1,127	11.26	0.18	1.00	8.60	0.88	7.55	
FPFC First Place Fin. Corp. of OH	17.58	263.51	0.83	15.20	22.54	115.66	11.05	169.53	21.18	0.56	3.19	67.47	2,385	9.55	0.61	0.57	5.54	0.61	5.90	
HFFC HF Financial Corp. of SD	20.75	73.77	1.46	15.28	12.89	135.80	8.69	149.39	14.21	0.44	2.12	30.14	849	6.40	0.41	0.69	10.96	0.62	9.94	
MFSF MutualFirst Fin. Inc. of IN	22.80	107.34	1.45	18.66	19.49	122.19	12.79	123.44	15.72	0.52	2.28	35.86	839	10.47	0.65	0.67	5.93	0.83	7.35	
TONE TierOne Corp. of Lincoln NE	23.34	426.84	1.27	15.15	17.95	154.06	14.00	191.47	18.38	0.20	0.86	15.75	3,048	9.09	0.46	0.94	8.44	0.92	8.25	
UCFC United Community Fin. of OH	10.80	336.98	0.51	8.09	18.95	133.50	14.73	156.07	21.18	0.33	3.06	64.71	2,288	11.03	0.97	0.82	7.04	0.73	6.30	

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

pre-conversion reported book value for BankFinancial equaled $94.9 million, while the pre-conversion tangible book value totaled $74.1 million. Based on the $185.0 million midpoint valuation, BankFinancial's pro forma P/B and P/TB ratios equaled 72.61% and 79.05%, respectively. In comparison to the average P/B and P/TB ratios for the Peer Group of 128.70% and 146.11%, respectively, the Company's ratios reflected a discount of 43.6% on a P/B basis and a discount of 45.9% on a P/TB basis. At the top of the super range, the Company's P/B and P/TB ratios equaled 79.75% and 85.53% and reflected discounts of 38.0% and 41.5% relative to the comparable P/B and P/TB ratios for the Peer Group. RP Financial considered the discounts under the P/B approach to be reasonable in light of the Company's significantly lower pro forma return on equity and the Company's resulting P/E multiples.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, BankFinancial's value equaled 11.19% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 13.89%, which implies a 19.4% discount to the Company's pro forma P/A ratio.

Comparison to Recent Conversions

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The two standard conversion offerings completed within the past three months closed at a P/TB ratio of 76.2% and appreciated 23.0% during the first week of trading. In comparison, BankFinancial's P/TB ratio at the midpoint of 79.05% represents a premium of 3.7% from the standard conversion's closing P/TB ratio.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of April 1, 2005, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion was $185,000,000 at the midpoint. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $157,250,000 and a maximum value of $212,750,000. Based on the $10.00 per share offering price, this valuation range equates to an offering of 15,725,000 shares at the minimum and 21,275,000 shares at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a super maximum value of $244,662,500 without requiring a resolicitation. The comparative pro forma valuation calculations relative to the Peer Group are shown in Table 4.5 and are detailed in Exhibit IV-7 and Exhibit IV-8.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1
BankFinancial Corporation
Map of Office Locations



Cleartype
County-Town
ILLINOIS
CHICAGO INSET
AMC
0 5 10 15 20 Miles
0 5 10 15 20 25 Kilometers
Explanation of Symbols
State Capital
Newton County Seat
Population Key
Under 250
250-499
500-999
1,000-2,499
2,500-4,999
5,000-9,999
10,000-19,999
20,000-24,999
25,000-49,999
50,000-99,999
100,000-249,999
250,000-999,999
1,000,000 +
WI
McHENRY
LAKE
KANE
COOK
DU PAGE
KENDALL
WILL
GRUNDY
KANKAKEE
Lake Michigan
IN
Harvard
Richmond
Hebron
Spring Grove
Channel Lake
Lake Catherine
Antioch
Winthrop Harbor
Zion
Petite Lake
Grass Lake
Wadsworth
Pistakee Highlands
Fox Lake Hills
Lake Villa
Lindenhurst
Beach
Sunrise Ridge
Fox Lake
Venetian Village
Wonder Lake
Sunnyside
Ingleside
Round Lake Heights
Shaw
Round Lake Beach
Gurnee
Waukegan
McCullom Lake
Meyers Bay
Long Lake
Grayslake
Park City
McHenry
Round Lake
Wildwood
Gages Lake
Woodstock
Lakemoor
Round Lake Park
North Chicago
McHenry Shores
Green Oaks
Island Lake
Mundelein
Libertyville
Lake Bluff
Oakwood Hills
Wauconda
Sylvan Lake
Lake Forest
Marengo
Crystal Lake
Lake Barrington
Diamond Lake
Union
Lakewood
Tower Lakes
Hawthorn Woods
Vernon Hills
Forest Lake
Cary
North Barrington
Long Grove
Highwood
Lake Zurich
Bannockburn
Lake in the Hills
Fox River Grove
Kildeer
Lincolnshire
Highland Park
Huntley
Riverwoods
Algonquin
Deer Park
Deerfield
Barrington
Buffalo Grove
Barrington Hills
Inverness
Northbrook
Glencoe
Wheeling
Carpentersville
Palatine
Northfield
Winnetka
Hampshire
Prospect Heights
Sleepy Hollow
East Dundee
Arlington Heights
Kenilworth
South Barrington
Rolling Meadows
Glenview
Wilmette
West Dundee
Evanston
Mount Prospect
Morton Grove
Burlington
Hoffman Estates
Skokie
Elgin
Des Plaines
Niles
Streamwood
Schaumburg
Hanover Park
Park Ridge
Lincolnwood
South Elgin
Bartlett
Elk Grove Village
Rosemont
Roselle
Medinah
Itasca
Schiller Park
Harwood Heights
Valley View
Bloomingdale
Wood Dale
Bensenville
Norridge
Addison
Franklin Park
River Grove
Glendale Heights
Northlake
Elmwood Park
St. Charles
Carol Stream
Elmhurst
Stone Park
Melrose Park
River Forest
West Chicago
North Glen Ellyn
Villa Park
Berkeley
Maywood
Oak Park
Chicago
Elburn
Geneva
Glen Ellyn
Lombard
Bellwood
Hillside
Forest Park
Winfield
York Center
Westchester
North Riverside
Batavia
Wheaton
Highland Hills
Oakbrook Terrace
Broadview
Riverside
Cicero
Mooseheart
Butterfield
Oak Brook
Berwyn
La Grange Park
Brookfield
Stickney
North Aurora
Warrenville
Western Springs
Lisle
Clarendon Hills
La Grange
Lyons
Westmont
Hinsdale
Summit
Naperville
Downers Grove
Indian Head Park
Countryside
Hodgkins
Aurora
La Grange Highlands
Darien
Bridgeview
Sugar Grove
Willowbrook
Burr Ridge
Justice
Burbank
Hometown
Woodridge
Willow Springs
Evergreen Park
Montgomery
South Park
Hickory Hills
Chicago Ridge
Oak Lawn
Boulder Hill
Bolingbrook
Palos Hills
Worth
Merrionette Park
Alsip
Calumet Park
Lemont
Palos Park
Blue Island
Riverdale
Plano
Palos Heights
Robbins
Dixmoor
Dolton
Yorkville
Crestwood
Posen
Burnham
Romeoville
Orland Park
Midlothian
Calumet City
Phoenix
Oak Forest
Harvey
Plainfield
South Holland
Markham
Lockport
East Hazel Crest
Hazel Crest
Lansing
Westhaven
Country Club Hills
Crest Hill
Fairmont
Thornton
Tinley Park
Homewood
Ridgewood
Flossmoor
Glenwood
Joliet
Mokena
Lynwood
Chicago Heights
Shorewood
Ingalls Park
Arbury Hills
Olympia Fields
East Chicago Heights
Matteson
New Lenox
Rockdale
Sauk Village
Preston Heights
Richton Park
Frankfort
South Chicago Heights
Steger
Park Forest
Crete
Minooka
Channahon
Manhattan
Park Forest South
Monee
Morris
Peotone
Beecher
Wilmington
Coal City
Diamond
Braidwood

EXHIBIT I-2
BankFinancial Corporation
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-3
BankFinancial Corporation
Key Operating Ratios

	At or For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on assets (ratio of net income (loss) to average total assets)	0.10%	(0.66%)	0.33%	0.25%	0.12%
Return on equity (ratio of net income (loss) to average equity)	1.54	(9.98)	4.98	3.10	1.54
Net interest rate spread (2)	2.92	2.46	2.68	2.07	1.98
Net interest margin (3)	3.10	2.72	2.96	2.46	2.44
Efficiency ratio (4)	97.74	137.80	89.32	83.49	80.55
Noninterest expense to average total assets	3.46	4.39	2.89	2.30	2.06
Average interest-earning assets to average interest-bearing liabilities	110.49	111.72	110.76	109.59	110.22
Asset Quality Ratios:					
Nonperforming assets to total assets	0.44%	0.60%	0.99%	0.73%	0.62%
Nonperforming loans to total loans	0.59	0.66	1.27	0.92	0.72
Allowance for loan losses to nonperforming loans	168.90	169.02	90.51	122.61	108.61
Allowance for loan losses to total loans	1.00	1.12	1.15	1.12	0.78
Capital Ratios:					
Equity to total assets at end of period	6.36%	6.63%	6.94%	6.26%	8.21%
Average equity to average assets	6.45	6.58	6.53	8.04	7.96
Tier 1 leverage ratio (bank only)	7.12	7.18	7.59	6.50	7.93
Other Data:					
Number of full service offices	16	16	16	16	8

(1) Noninterest expense for the year ended December 31, 2004 includes $8.8 million of impairment loss on securities available-for-sale. Noninterest expense for the year ended December 31, 2003 includes $8.3 million of prepayment penalties related to the restructuring of Federal Home Loan Bank advances and $12.5 million of impairment loss on securities available-for-sale.

(2) The net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities for the period.

(3) The net interest margin represents net interest income divided by average total interest-earning assets for the period.

(4) The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.

Source: BankFinancial Corporation's prospectus.

EXHIBIT I-4
BankFinancial Corporation
Investment Portfolio Composition

	At December 31,					
	2004		2003		2002	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)					
Investment Securities:						
State and municipal securities	$ 3,470	$ 3,464	$ 2,385	$ 2,385	$ 6,482	$ 6,510
SBA guaranteed loan participation certificates	1,958	1,941	2,613	2,601	4,300	4,290
Equity securities	83,960	82,320	93,233	95,335	105,689	101,590
Other debt securities	—	—	100	100	200	200
Total investment securities available-for-sale	89,388	87,725	98,331	100,421	116,671	112,590
Mortgage-Backed Securities:						
Pass-through securities:						
Fannie Mae	161,768	161,002	127,239	128,116	51,293	52,953
Freddie Mac	16,360	16,166	24,642	24,424	6,541	6,667
Ginnie Mac	1,504	1,500	1,748	1,727	1,144	1,165
Other	—	—	—	—	11,504	11,570
CMOs and REMICs	1,673	1,700	2,802	2,832	48,334	48,627
Total mortgage-backed securities available-for-sale	181,305	180,368	156,431	157,099	118,816	120,982
Total securities available-for-sale	$ 270,693	$ 268,093	$ 254,762	$ 257,520	$ 235,487	$ 233,572

Source: BankFinancial Corporation's prospectus.

EXHIBIT I-4 (continued)
BankFinancial Corporation
Investment Portfolio Composition

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total Securities		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Fair Value
	(Dollars in thousands)										
Mortgage-Backed Securities:											
Pass-through securities:											
Fannie Mae	$ 3	10.00%	$ 2	10.00%	$ 1,358	4.50%	$ 160,405	4.01%	$ 161,768	4.02%	$ 161,002
Freddie Mac	—	—	159	6.46	—	—	16,201	3.56	16,360	3.59	16,166
Ginnie Mae	—	—	—	—	—	—	1,504	4.52	1,504	4.52	1,500
CMOs and REMICs	—	—	7	2.94	—	—	1,596	3.57	1,673	3.54	1,700
Total	3	10.00	238	5.35	1,358	4.50	179,706	3.97	181,305	3.98	180,368
Investment Securities:											
State and municipal securities	385	3.75	1,860	4.14	1,225	4.42	—	—	3,470	4.19	3,464
SBA guaranteed loan participation certificates	—	—	—	—	—	—	1,958	2.71	1,958	2.71	1,941
Total	385	3.75	1,860	4.14	1,225	4.42	1,958	2.71	5,428	3.66	5,405
Total debt securities available-for-sale	$ 388	3.79%	$ 2,098	4.27%	$ 2,583	4.46%	$ 181,664	3.96%	$ 186,733	3.97%	$ 185,733

Source: BankFinancial Corporation's prospectus.

EXHIBIT I-5
BankFinancial Corporation
Yields and Costs

	At December 31, 2004	Years Ended December 31, 2004			2003			2002		
	Yield/Rate	Average Outstanding Balance	Interest	Yield/Rate (1)	Average Outstanding Balance	Interest	Yield/Rate (1)	Average Outstanding Balance	Interest	Yield/Rate (1)
		(Dollars in thousands)								
Interest-earning assets:										
Loans	5.73%	$ 1,091,293	$ 56,630	5.19%	$ 1,060,068	$ 56,912	5.37%	$ 1,118,435	$ 68,230	6.10%
Securities available-for-sale	3.49	255,999	8,144	3.18	251,437	9,288	3.69	276,087	12,016	4.35
Stock in FHLB	6.03	23,521	1,420	6.04	22,026	1,359	6.17	20,711	1,117	5.39
Other	2.39	9,022	104	1.15	44,386	483	1.09	53,046	833	1.57
Total interest-earning assets	5.30	1,379,835	66,298	4.80	1,377,917	68,042	4.94	1,468,279	82,196	5.60
Noninterest-earning assets		86,107			81,387			83,847		
Total assets		$ 1,465,942			$ 1,459,304			$ 1,552,126		
Interest-bearing liabilities:										
Savings deposits	0.80	$ 134,491	825	0.61	$ 127,212	690	0.54	$ 117,922	901	0.76
Money market deposits	1.93	181,596	2,667	1.47	154,604	1,735	1.12	157,268	2,572	1.64
NOW deposits	0.77	232,193	1,249	0.54	237,480	1,208	0.51	254,116	2,203	0.87
Certificates of deposit	2.44	449,218	9,457	2.11	431,556	9,684	2.24	465,683	13,832	2.97
Total deposits	1.74	997,498	14,198	1.42	950,852	13,317	1.40	994,989	19,508	1.96
Borrowings	3.31	251,331	9,272	3.69	282,485	17,235	6.10	330,601	19,257	5.82
Total interest-bearing liabilities	2.03	1,248,829	23,470	1.88	1,233,337	30,552	2.48	1,325,590	38,765	2.92
Noninterest-bearing liabilities		122,616			129,953			125,162		
Total liabilities		1,371,445			1,363,290			1,450,752		
Equity		94,497			96,014			101,374		
Total liabilities and equity		$ 1,465,942			$ 1,459,304			$ 1,552,126		
Net interest income			$ 42,828			$ 37,490			$ 43,431	
Net interest rate spread (1)	3.24%			2.92%			2.46%			2.68%
Net interest-earning assets (2)		$ 131,006			$ 144,580			$ 142,689		
Net interest margin (3)				3.10%			2.72%			2.96%
Ratio of interest-earning assets to interest-bearing liabilities		110.49%			111.72%			110.76%		

(1) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(2) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets.

Source: BankFinancial Corporation's prospectus.

EXHIBIT I-6
BankFinancial Corporation
Loan Loss Allowance Activity

	At or For the Years Ended December 31,				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Balance at beginning of year	$ 12,034	$ 12,461	$ 13,465	$ 7,464	$ 5,861
Charge-offs:					
One- to four-family residential	—	(29)	(100)	(112)	(190)
Multi-family mortgage	—	—	(31)	—	—
Nonresidential real estate	(1,127)	—	(70)	—	—
Construction and land	—	—	—	—	—
Commercial loans	(218)	(368)	(1,046)	—	(1,081)
Commercial leases	—	—	—	—	—
Consumer	(48)	(36)	(45)	(30)	(45)
Total charge-offs	(1,393)	(433)	(1,292)	(142)	(1,316)
Recoveries:					
One- to four-family residential	68	26	286	—	51
Multi-family mortgage	—	—	—	—	—
Nonresidential real estate	—	275(1)	275(1)	—	—
Construction and land	—	—	—	—	—
Commercial loans	311	278	—	—	—
Commercial leases	—	—	149	—	—
Consumer	21	6	—	2	—
Total recoveries	400	585	710	2	51
Net (charge-offs) recoveries	(993)	152	(582)	(140)	(1,265)
Acquisition of Success Bancshares	—	—	—	4,141	—
Provision (credit) for loan losses	(22)	(579)	(422)	2,000	2,868
Balance at end of period	$ 11,019	$ 12,034	$ 12,461	$ 13,465	$ 7,464
Ratios:					
Net (charge-offs) recoveries to average loans outstanding (annualized)	(0.09)%	0.01%	(0.05)%	(0.02)%	(0.13)%
Allowance for loan losses to nonperforming loans	168.90	169.02	90.51	122.61	108.61
Allowance for loan losses to total loans	1.00	1.12	1.15	1.12	0.78

(1) Recoveries relate to loans previously charged off by Success Bancshares.

Source: BankFinancial Corporation's prospectus.

EXHIBIT I-7
BankFinancial Corporation
Net Portfolio Value Analysis

Change in Interest Rates (basis points)	NPV			Net Interest Income		
	Estimated NPV	Estimated Increase (Decrease) in NPV		Estimated Net Interest Income	Increase (Decrease) in Estimated Net Interest Income	
		Amount	Percent		Amount	Percent
	(Dollars in thousands)					
+300	$ 146,338	$ (1,734)	(1.2)%	$ 46,814	$ 719	1.6%
+200	148,229	157	0.1	46,703	608	1.3
+100	148,449	377	0.3	46,517	422	0.9
0	148,072	—	—	46,095	—	—
-100	145,429	(2,643)	(1.8)	45,043	(1,052)	(2.3)

Source: BankFinancial Corporation's prospectus.

EXHIBIT I-8
BankFinancial Corporation
Fixed Rate and Adjustable Rate Loans

	Due After December 31, 2005		
	Fixed	Adjustable	Total
		(In thousands)	
One- to four-family residential	$ 73,502	$ 273,050	$ 346,552
Multi-family mortgage	57,384	178,733	236,117
Nonresidential real estate	137,958	77,181	215,139
Construction and land	747	12,144	12,891
Commercial loans, leases and other	103,939	17,473	121,412
Consumer	1,479	—	1,479
Total loans	$ 375,009	$ 558,581	$ 933,590

Source: BankFinancial Corporation's prospectus.

EXHIBIT I-9
BankFinancial Corporation
Loan Portfolio Composition

	At December 31,									
	2004		2003		2002		2001		2000	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
One- to four-family residential	$ 363,097	33.01%	$ 352,079	32.70%	$ 453,884	42.00%	$ 650,486	54.33%	$ 826,816	86.63%
Multi-family mortgage	240,607	21.87	239,758	22.27	212,441	19.65	137,472	11.48	67,185	7.04
Nonresidential real estate (1)	248,781	22.62	256,871	23.86	251,459	23.27	239,857	20.03	13,465	1.41
Construction and land	59,950	5.45	65,052	6.04	36,879	3.41	50,245	4.20	994	0.10
Commercial loans (2)	92,455	8.40	79,729	7.41	79,459	7.35	87,829	7.34	39,713	4.16
Commercial leases (3)	86,362	7.85	72,962	6.78	37,166	3.44	16,671	1.39	3,587	0.38
Consumer	2,755	0.25	3,502	0.32	3,909	0.36	8,117	0.68	2,634	0.28
Other (4)	6,044	0.55	6,621	0.62	5,572	0.52	6,667	0.55	—	—
Total loans	1,100,051	100.00%	1,076,574	100.00%	1,080,769	100.00%	1,197,344	100.00%	954,394	100.00%
Loans in process	824		993		8,466		2,205		337	
Net deferred loan origination costs	2,096		1,715		1,158		996		2,049	
Allowance for loan losses	(11,019)		(12,034)		(12,461)		(13,465)		(7,464)	
Total loans, net	$1,091,952		$1,067,248		$1,077,932		$1,187,080		$ 949,316	

(1) Includes loans to healthcare providers of $24.9 million, $33.6 million, $21.1 million and $11.3 million at December 31, 2004, 2003, 2002 and 2001, respectively.
(2) Includes loans to healthcare providers of $16.9 million, $14.0 million, $6.4 million and $15.1 million at December 31, 2004, 2003, 2002 and 2001, respectively.
(3) Includes loans to healthcare providers of $4.3 million, $4.0 million and $6.4 million at December 31, 2004, 2003 and 2002, respectively.
(4) Includes municipal loans.

Source: BankFinancial Corporation's prospectus.

EXHIBIT I-10
BankFinancial Corporation
Contractual Maturity By Loan Type

	One- to Four-Family		Multi-Family		Nonresidential		Construction and land loans		Commercial loans, leases and other loans		Consumer		Total	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
							(Dollars in thousands)							
Due During the Years Ending December 31,														
2005 (1)	$ 16,545	6.42%	$ 4,490	6.90%	$ 33,642	6.15%	$ 47,059	5.66%	$ 63,449	5.71%	$ 1,276	4.33%	$ 166,461	5.88%
2006 to 2009	50,587	5.59	50,475	5.72	190,337	6.29	12,891	5.64	105,095	5.16	968	4.53	410,353	5.82
2010 and beyond	295,965	5.24	185,642	6.06	24,802	6.00	—	—	16,317	5.67	511	10.47	523,237	5.58
Total	$ 363,097	5.34%	$ 240,607	6.00%	$ 248,781	6.25%	$ 59,950	5.66%	$ 184,861	5.40%	$ 2,755	5.67%	$1,100,051	5.72%

(1) Includes demand loans, loans having no stated repayment schedule or maturity, and overdraft loans.

Source: BankFinancial Corporation's prospectus.

EXHIBIT I-11
BankFinancial Corporation
Non-Performing Assets

	At December 31,				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Nonaccrual loans:					
One- to four-family residential	$ 1,725	$ 2,793	$ 4,233	$ 5,203	$ 6,268
Multi-family mortgage	1,226	—	751	826	116
Nonresidential real estate	2,093	3,616	7,298	2,741	—
Construction and land	—	345	—	169	—
Commercial loans	1,480	366	1,486	2,043	486
Commercial leases	—	—	—	—	—
Consumer	—	—	—	—	2
Total nonperforming loans	6,524	7,120	13,768	10,982	6,872
Real estate owned:					
One- to four-family residential	—	749	723	980	603
Nonresidential real estate	—	—	230	—	—
Land	—	885	—	—	—
Total real estate owned	—	1,634	953	980	603
Total nonperforming assets	$ 6,524	$ 8,754	$ 14,721	$ 11,962	$ 7,475
Ratios:					
Nonperforming loans to total loans	0.59%	0.66%	1.27%	0.92%	0.72%
Nonperforming assets to total assets	0.44	0.60	0.99	0.73	0.62

Source: BankFinancial Corporation's prospectus.

EXHIBIT I-12
BankFinancial Corporation
Deposit Composition

	Years Ended December 31,								
	2004			2003			2002		
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
Demand deposits:									
Retail	$ 23,643	2.15%	—%	$ 24,058	2.27%	—%	$ 19,612	1.80%	—%
Commercial	79,455	7.22	—	83,881	7.92	—	75,649	6.94	—
Total demand deposits	103,098	9.37	—	107,939	10.19	—	95,261	8.74	—
NOW deposits	232,193	21.10	0.54	237,480	22.44	0.51	254,116	23.31	0.87
Savings deposits	134,491	12.22	0.61	127,212	12.01	0.54	117,922	10.82	0.76
Money market deposits	181,596	16.50	1.47	154,604	14.60	1.12	157,268	14.42	1.64
	548,280	49.82	0.66	519,296	49.05	0.70	529,306	48.55	1.07
Certificates of deposit	449,218	40.81	2.11	431,556	40.76	2.24	465,683	42.71	2.97
Total deposits	$1,100,596	100.00%		$1,058,791	100.00%		$1,090,250	100.00%	

Source: BankFinancial Corporation's prospectus.

EXHIBIT I-13
BankFinancial Corporation
Maturity of Time Deposits

	At December 31, 2004					
	Period to Maturity					
	Less Than or Equal to One Year	More Than One to Two Years	More Than Two to Three Years	More Than Three Years	Total	Percent of Total
	(Dollars in thousands)					
Interest Rate Range:						
2.00% and below....	$ 180,636	$ 3,338	$ —	$ 5	$ 183,979	41.78%
2.01% to 3.00%......	118,721	54,131	8,617	612	182,081	41.35
3.01% to 4.00%......	27,349	8,893	11,667	11,432	59,341	13.48
4.01% to 5.00%......	3,656	222	—	974	4,852	1.10
5.01% to 6.00%......	—	60	—	37	97	0.02
6.01% and above....	9,032	928	—	28	9,988	2.27
Total......................	$ 339,393	$ 67,573	$ 20,284	$ 13,088	$ 440,338	100.00%

Source: BankFinancial Corporation's prospectus.

Exhibit I-14
BankFinancial Corporation
Borrowing Activity

	At or For the Years Ended December 31,		
	2004	2003	2002
	(Dollars in thousands)		
Balance at end of period	$ 264,742	$ 268,225	$ 307,180
Average balance during period	251,331	282,485	330,601
Maximum outstanding at any month end	268,832	307,883	333,573
Weighted average interest rate at end of period	2.97%	2.36 %	5.42 %
Average interest rate during period	3.69%	6.10 %	5.82 %

Source: BankFinancial Corporation's prospectus.

EXHIBIT II-1
Description of Office Facilities

Properties

As of December 31, 2004, the net book value of our properties was $28.8 million. The following is a list of our offices:

Burr Ridge (Headquarters)
15W060 North Frontage Road
Burr Ridge, IL 60527

Olympia Fields
21110 S. Western Avenue
Olympia Fields, IL 60461

North Libertyville
1409 W. Peterson Road
Libertyville, IL 60048

South Libertyville (1)
1123 S. Milwaukee Avenue
Libertyville, IL 60048

Lincolnshire
One Marriott Drive
Lincolnshire, IL 60069

Deerfield
630 N. Waukegan Road
Deerfield, IL 60015

Northbrook
1368 Shermer Road
Northbrook, IL 60062

Lincolnwood
3443 W. Touhy
Lincolnwood, IL 60712

Schaumburg
1005 Wise Road
Schaumburg, IL 60193

Chicago-Lincoln Park
2424 N. Clark Street
Chicago-Lincoln Park, IL 60614

Naperville
1200 East Ogden Avenue
Naperville, IL 60563

Chicago Ridge
6415 W. 95th Street
Chicago Ridge, IL 60415

Calumet Park
1333 W. 127th Street
Calumet Park, IL 60827

Calumet City
1901 Sibley Boulevard
Calumet City, IL 60409

Orland Park
48 Orland Square Drive
Orland Park, IL 60462

Hazel Crest
3700 W. 183rd Street
Hazel Crest, IL 60429

Joliet
1401 N. Larkin
Joliet, IL 60435

Source: BankFinancial Corporation's prospectus.

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1997:	Quarter 1	8.50%	5.35%	6.02%	6.92%
	Quarter 2	8.50%	5.25%	5.67%	6.51%
	Quarter 3	8.50%	5.06%	5.47%	6.12%
	Quarter 4	8.50%	5.36%	5.51%	5.75%
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
As of April 1, 2005		5.75%	2.80%	3.44%	4.49%

(1) End of period data.

Sources: Federal Reserve.

EXHIBIT II-3
Market Area Demographic Data

Demographic Totals by State: United States

Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	281,421,906	292,936,668	307,115,866	4.09	4.84
0-14 Age Group (%):	21	21	20	0.87	1.19
15-34 Age Group (%):	28	28	27	2.96	3.67
35-54 Age Group (%):	29	29	29	3.87	3.08
55+ Age Group (%):	21	22	24	9.19	12.07
Total Households:	105,480,101	109,949,228	115,473,567	4.24	5.02
$0-24K Households (%):	29	26	23	-5.71	-7.50
$25-50K Households (%):	29	28	26	-1.77	-1.44
$50K+ Households (%):	42	46	51	15.09	15.88
Average Household Income:	56,644	63,301	71,731	11.75	13.32
Median Household Income:	42,729	46,475	51,597	8.77	11.02
Per Capita Income:	21,587	24,092	27,309	11.60	13.35

Demographic Totals by State: Illinois

Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	12,419,293	12,704,832	13,047,103	2.30	2.69
0-14 Age Group (%):	22	21	21	-0.07	-0.70
15-34 Age Group (%):	29	28	28	0.68	1.46
35-54 Age Group (%):	29	29	29	2.59	1.15
55+ Age Group (%):	20	21	23	6.67	9.82
Total Households:	4,591,779	4,693,863	4,816,110	2.22	2.60
$0-24K Households (%):	25	23	20	-7.29	-9.78
$25-50K Households (%):	28	26	24	-5.25	-5.40
$50K+ Households (%):	47	51	56	11.77	12.20
Average Household Income:	61,544	68,913	78,124	11.97	13.37
Median Household Income:	47,013	51,444	57,868	9.43	12.49
Per Capita Income:	23,104	25,772	29,160	11.55	13.15

Demographic Totals by MSA: Chicago-Naperville-Joliet, IL-IN-

Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	9,098,316	9,398,294	9,761,976	3.30	3.87
0-14 Age Group (%):	23	22	21	1.41	0.49
15-34 Age Group (%):	29	28	28	0.69	2.45
35-54 Age Group (%):	29	29	29	3.93	2.31
55+ Age Group (%):	19	20	21	8.58	11.96
Total Households:	3,280,055	3,384,057	3,510,218	3.17	3.73
$0-24K Households (%):	22	20	18	-6.04	-8.80
$25-50K Households (%):	26	24	22	-5.31	-5.52
$50K+ Households (%):	51	55	60	11.48	12.35
Average Household Income:	67,437	75,420	85,348	11.84	13.16
Median Household Income:	51,592	56,906	63,596	10.30	11.76
Per Capita Income:	24,614	27,404	30,938	11.34	12.90

Demographic Totals by County: Cook, IL

Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	5,376,741	5,364,329	5,342,232	-0.23	-0.41
0-14 Age Group (%):	22	22	21	-1.25	-4.03
15-34 Age Group (%):	30	29	29	-4.16	-1.65
35-54 Age Group (%):	28	28	28	1.43	-2.12
55+ Age Group (%):	20	21	22	4.52	7.40
Total Households:	1,974,181	1,967,430	1,956,540	-0.34	-0.55
$0-24K Households (%):	26	24	22	-7.76	-10.66
$25-50K Households (%):	28	26	24	-7.43	-8.08
$50K+ Households (%):	46	50	54	8.09	8.20
Average Household Income:	62,488	69,408	78,140	11.07	12.58
Median Household Income:	46,409	50,093	56,142	7.94	12.08
Per Capita Income:	23,227	25,692	28,866	10.61	12.35

Demographic Totals by County: Lake, IL

Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	644,356	694,328	755,856	7.76	8.86
0-14 Age Group (%):	25	24	23	4.33	5.46
15-34 Age Group (%):	27	27	27	7.52	7.13
35-54 Age Group (%):	32	31	31	6.16	7.20
55+ Age Group (%):	16	18	19	16.55	19.20
Total Households:	216,297	233,090	253,644	7.76	8.82
$0-24K Households (%):	14	13	11	-3.20	-6.17
$25-50K Households (%):	22	20	17	-2.55	-3.21
$50K+ Households (%):	65	68	72	13.44	15.04
Average Household Income:	93,891	104,367	117,561	11.16	12.64
Median Household Income:	67,571	73,975	83,401	9.48	12.74
Per Capita Income:	32,102	35,487	39,863	10.54	12.33

Demographic Totals by County: Will, IL

Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	502,266	599,802	720,828	19.42	20.18
0-14 Age Group (%):	25	24	23	13.60	16.31
15-34 Age Group (%):	28	28	28	23.28	18.38
35-54 Age Group (%):	31	31	30	17.85	18.18
55+ Age Group (%):	16	16	18	25.17	32.69
Total Households:	167,542	201,146	243,114	20.06	20.86
$0-24K Households (%):	14	13	11	7.64	3.32
$25-50K Households (%):	23	20	18	5.11	5.64
$50K+ Households (%):	63	67	72	28.26	28.75
Average Household Income:	72,753	83,123	95,373	14.25	14.74
Median Household Income:	62,899	69,510	78,528	10.51	12.97
Per Capita Income:	24,613	28,098	32,360	14.16	15.17

Demographic Totals by County: DuPage, IL

Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	904,161	936,511	975,739	3.58	4.19
0-14 Age Group (%):	22	22	21	0.49	0.31
15-34 Age Group (%):	27	26	26	0.68	3.01
35-54 Age Group (%):	32	32	31	2.58	2.26
55+ Age Group (%):	18	20	22	13.54	13.14
Total Households:	325,601	337,481	351,965	3.65	4.29
$0-24K Households (%):	12	11	10	-3.53	-6.73
$25-50K Households (%):	22	20	18	-4.80	-5.21
$50K+ Households (%):	67	69	72	7.44	8.74
Average Household Income:	86,077	94,865	104,526	10.21	10.18
Median Household Income:	68,641	73,166	79,999	6.59	9.34
Per Capita Income:	31,315	34,438	37,983	9.97	10.29

EXHIBIT II-4
Market Area Economic Data

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY NAICS INDUSTRY 1/
(thousands of dollars)

Illinois state total [17000]

Item	2001	2002
Income by place of residence ($000)		
Personal income	410,338,426	416,018,465
Population (persons) 2/	12,517,168	12,586,447
Per capita personal income (dollars)	32,782	33,053
Derivation of personal income ($000)		
Earnings by place of work	321,053,298	322,805,249
less: Contributions for government social insurance 3/	33,914,879	34,570,101
plus: Adjustment for residence 4/	-1,499,679	-1,427,947
equals: Net earnings by place of residence	285,638,740	286,807,201
plus: Dividends, interest, and rent 5/	76,511,225	76,684,672
plus: Personal current transfer receipts	48,188,461	52,526,592
Earnings by place of work ($000)		
Components of earnings		
Wage and salary disbursements	240,339,221	239,690,575
Supplements to wages and salaries	47,091,522	48,874,761
Proprietors' income 6/	33,622,555	34,239,913
Farm proprietors' income	1,162,612	332,119
Nonfarm proprietors' income	32,459,943	33,907,794
Earnings by industry		
Farm earnings	1,569,923	697,983
Nonfarm earnings	319,483,375	322,107,266
Private earnings	277,743,354	278,562,656
Forestry, fishing, related activities, and other 7/	363,187	361,508
Forestry and logging	26,094	27,114
Fishing, hunting, and trapping	8,717	9,229
Agriculture and forestry support activities	291,398	287,370
Other 8/	36,978	37,795
Mining	2,307,606	2,172,486
Oil and gas extraction	1,699,207	1,560,065
Mining (except oil and gas)	547,670	558,251
Support activities for mining	60,729	54,170
Utilities	3,011,613	2,956,611
Construction	19,347,868	19,781,778
Construction of buildings	4,989,532	5,202,967
Heavy and civil engineering construction	2,160,441	2,240,983
Specialty trade contractors	12,197,895	12,337,828
Manufacturing	46,565,744	44,941,014
Durable goods manufacturing	29,293,704	27,513,491
Wood product manufacturing	408,628	417,999
Nonmetallic mineral product manufacturing	1,149,843	1,053,943
Primary metal manufacturing	1,987,481	1,694,479
Fabricated metal product manufacturing	6,381,911	6,170,426
Machinery manufacturing	6,683,164	6,192,668
Computer and electronic product manufacturing	3,866,960	3,383,435
Electrical equipment and appliance manufacturing	2,277,361	2,108,025
Motor vehicle manufacturing	2,663,614	2,686,219
Transportation equipment mfg. excl. motor vehicles	402,967	391,613
Furniture and related product manufacturing	863,759	843,969
Miscellaneous manufacturing	2,608,016	2,570,715
Nondurable goods manufacturing	17,272,040	17,427,523
Food manufacturing	3,998,173	4,192,436
Beverage and tobacco product manufacturing	527,848	516,311
Textile mills	84,779	74,828
Textile product mills	151,819	149,811
Apparel manufacturing	260,474	243,460
Leather and allied product manufacturing	108,408	107,248
Paper manufacturing	1,615,988	1,654,165
Printing and related support activities	2,665,498	2,556,198
Petroleum and coal products manufacturing	932,197	925,627
Chemical manufacturing	4,251,521	4,326,963
Plastics and rubber products manufacturing	2,675,335	2,680,476
Wholesale trade	20,650,525	20,330,053
Retail Trade	18,815,493	19,112,945
Motor vehicle and parts dealers	3,631,131	3,661,198
Furniture and home furnishings stores	932,519	957,758
Electronics and appliance stores	1,564,046	1,558,342
Building material and garden supply stores	1,503,080	1,502,137

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY NAICS INDUSTRY 1/
(thousands of dollars)

Illinois state total [17000]

Item	2001	2002
Food and beverage stores	2,759,780	2,866,082
Health and personal care stores	1,445,945	1,531,543
Gasoline stations	578,201	588,296
Clothing and clothing accessories stores	1,336,753	1,332,427
Sporting goods, hobby, book and music stores	623,145	636,119
General merchandise stores	2,402,293	2,457,952
Miscellaneous store retailers	1,074,947	1,082,215
Nonstore retailers	963,653	938,876
Transportation and warehousing	13,174,201	13,046,641
Air transportation	3,263,625	3,178,677
Rail transportation	1,230,421	1,207,278
Water transportation	123,662	125,728
Truck transportation	3,944,911	3,889,912
Transit and ground passenger transportation	633,526	648,095
Pipeline transportation	113,566	98,573
Scenic and sightseeing transportation	89,590	32,163
Support activities for transportation	1,818,695	1,821,821
Couriers and messengers	734,928	725,125
Warehousing and storage	1,221,277	1,319,269
Information	10,526,915	10,274,027
Publishing industries, except Internet	3,377,660	3,301,492
Motion picture and sound recording industries	435,783	408,184
Broadcasting, except Internet	1,506,727	1,737,848
Internet publishing and broadcasts	95,092	55,160
Telecommunications	3,416,719	3,314,398
ISPs, search portals, and data processing	1,558,775	1,325,205
Other information services	136,159	131,740
Finance and insurance	29,115,496	29,443,002
Monetary authorities - central bank	(D)	(D)
Credit intermediation and related activities	9,250,272	9,894,730
Securities, commodity contracts, investments	9,766,434	9,428,992
Insurance carriers and related activities	8,383,167	8,403,895
Funds, trusts, and other financial vehicles	(D)	(D)
Real estate and rental and leasing	7,339,642	7,957,194
Real estate	5,926,027	6,490,248
Rental and leasing services	1,318,580	1,343,411
Lessors of nonfinancial intangible assets	95,035	123,535
Professional and technical services	37,299,857	36,548,645
Management of companies and enterprises	7,802,872	7,716,855
Administrative and waste services	11,767,374	11,567,592
Administrative and support services	10,999,311	10,755,023
Waste management and remediation services	768,063	812,569
Educational services	4,091,428	4,355,835
Health care and social assistance	25,901,228	27,343,213
Amubulatory health care services	11,453,376	12,150,843
Hospitals	9,101,387	9,636,035
Nursing and residential care facilities	2,972,869	3,096,897
Social assistance	2,373,596	2,459,438
Arts, entertainment, and recreation	2,809,053	3,020,391
Performing arts and spectator sports	962,029	1,065,401
Museums, historical sites, zoos, and parks	248,035	250,071
Amusement, gambling, and recreation	1,598,989	1,704,919
Accommodation and food services	7,154,822	7,238,055
Accommodation	1,525,630	1,497,966
Food services and drinking places	5,629,192	5,740,089
Other services, except public administration	9,698,430	10,394,811
Repair and maintenance	2,606,697	2,639,814
Personal and laundry services	1,922,877	1,988,364
Membership associations and organizations	4,436,997	4,991,008
Private households	731,859	775,625
Government and government enterprises	41,740,021	43,544,610
Federal, civilian	6,637,410	6,882,274
Military	2,152,719	2,100,726
State and local	32,949,892	34,561,610
State government	7,914,124	8,255,400
Local government	25,035,768	26,306,210

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY NAICS INDUSTRY 1/
(thousands of dollars)

Cook, Illinois [17031]

Item	2001	2002
Income by place of residence ($000)		
Personal income	187,091,937	189,054,081
Population (persons) 2/	5,378,722	5,367,180
Per capita personal income (dollars)	34,784	35,224
Derivation of personal income ($000)		
Earnings by place of work	169,775,997	168,880,862
less: Contributions for government social insurance 3/	17,758,678	17,818,834
plus: Adjustment for residence 4/	-21,861,938	-21,001,498
equals: Net earnings by place of residence	130,155,381	130,060,530
plus: Dividends, interest, and rent 5/	34,012,073	34,114,864
plus: Personal current transfer receipts	22,924,483	24,878,687
Earnings by place of work ($000)		
Components of earnings		
Wage and salary disbursements	125,673,941	123,368,309
Supplements to wages and salaries	23,751,821	24,270,742
Proprietors' income 6/	20,350,235	21,241,811
Farm proprietors' income	588	328
Nonfarm proprietors' income	20,349,647	21,241,483
Earnings by industry		
Farm earnings	6,902	6,010
Nonfarm earnings	169,769,095	168,874,852
Private earnings	150,675,166	149,045,993
Forestry, fishing, related activities, and other 7/	54,052	55,082
Forestry and logging	1,138	(D)
Fishing, hunting, and trapping	174	(D)
Agriculture and forestry support activities	15,762	15,496
Other 8/	36,978	37,795
Mining	1,612,811	1,485,554
Oil and gas extraction	(D)	(D)
Mining (except oil and gas)	81,462	78,830
Support activities for mining	(D)	(D)
Utilities	752,023	611,989
Construction	8,222,343	8,333,060
Construction of buildings	2,445,817	2,540,727
Heavy and civil engineering construction	680,412	755,684
Specialty trade contractors	5,096,114	5,036,649
Manufacturing	19,194,606	18,127,299
Durable goods manufacturing	11,776,677	10,740,103
Wood product manufacturing	106,234	99,467
Nonmetallic mineral product manufacturing	455,917	382,864
Primary metal manufacturing	827,834	634,243
Fabricated metal product manufacturing	2,985,579	2,875,786
Machinery manufacturing	1,825,899	1,642,709
Computer and electronic product manufacturing	1,529,051	1,278,577
Electrical equipment and appliance manufacturing	1,083,264	1,002,993
Motor vehicle manufacturing	(D)	(D)
Transportation equipment mfg. excl. motor vehicles	(D)	(D)
Furniture and related product manufacturing	407,127	395,723
Miscellaneous manufacturing	1,521,205	1,394,881
Nondurable goods manufacturing	7,417,929	7,387,196
Food manufacturing	2,126,756	2,216,136
Beverage and tobacco product manufacturing	305,305	287,607
Textile mills	53,053	46,150
Textile product mills	93,521	94,260
Apparel manufacturing	195,665	182,287
Leather and allied product manufacturing	66,111	63,751
Paper manufacturing	844,954	832,627
Printing and related support activities	1,397,768	1,298,398
Petroleum and coal products manufacturing	214,167	275,268
Chemical manufacturing	1,290,216	1,238,870
Plastics and rubber products manufacturing	830,413	851,842
Wholesale trade	9,661,066	9,127,798
Retail Trade	7,794,093	7,835,759
Motor vehicle and parts dealers	1,384,294	1,397,159
Furniture and home furnishings stores	408,561	410,613
Electronics and appliance stores	536,788	503,925
Building material and garden supply stores	559,494	572,039

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY NAICS INDUSTRY 1/
(thousands of dollars)

Cook, Illinois [17031]

Item	2001	2002
Food and beverage stores	1,317,063	1,381,763
Health and personal care stores	726,792	776,282
Gasoline stations	121,062	125,999
Clothing and clothing accessories stores	842,083	836,068
Sporting goods, hobby, book and music stores	271,762	272,930
General merchandise stores	819,404	780,961
Miscellaneous store retailers	486,930	482,518
Nonstore retailers	319,860	295,502
Transportation and warehousing	8,059,588	7,972,221
Air transportation	3,207,650	3,124,673
Rail transportation	(D)	(D)
Water transportation	43,040	43,904
Truck transportation	1,846,701	1,849,213
Transit and ground passenger transportation	369,359	372,052
Pipeline transportation	12,247	7,124
Scenic and sightseeing transportation	23,698	21,485
Support activities for transportation	774,230	787,272
Couriers and messengers	(D)	(D)
Warehousing and storage	696,452	701,530
Information	6,223,213	6,167,053
Publishing industries, except Internet	1,751,449	1,718,832
Motion picture and sound recording industries	325,505	291,335
Broadcasting, except Internet	1,182,203	1,371,187
Internet publishing and broadcasts	87,624	45,722
Telecommunications	2,140,984	2,081,421
ISPs, search portals, and data processing	608,370	543,776
Other information services	127,078	114,780
Finance and insurance	20,031,539	20,142,160
Monetary authorities - central bank	(D)	(D)
Credit intermediation and related activities	6,123,090	6,398,254
Securities, commodity contracts, investments	8,200,380	7,932,304
Insurance carriers and related activities	4,274,062	4,410,741
Funds, trusts, and other financial vehicles	(D)	(D)
Real estate and rental and leasing	4,974,430	5,410,855
Real estate	4,180,044	4,592,233
Rental and leasing services	740,601	751,587
Lessors of nonfinancial intangible assets	53,785	67,035
Professional and technical services	26,354,958	25,462,191
Management of companies and enterprises	5,086,714	4,840,953
Administrative and waste services	6,582,352	6,204,256
Administrative and support services	6,246,978	5,857,308
Waste management and remediation services	335,374	346,948
Educational services	2,891,065	3,075,301
Health care and social assistance	12,722,658	13,378,196
Amubulatory health care services	4,898,980	5,189,599
Hospitals	5,273,350	5,538,137
Nursing and residential care facilities	1,199,566	1,265,347
Social assistance	1,350,762	1,385,113
Arts, entertainment, and recreation	1,475,940	1,537,499
Performing arts and spectator sports	688,206	728,393
Museums, historical sites, zoos, and parks	215,194	215,699
Amusement, gambling, and recreation	572,540	593,407
Accommodation and food services	3,945,183	3,877,997
Accommodation	985,155	967,663
Food services and drinking places	2,960,028	2,910,334
Other services, except public administration	5,036,532	5,400,770
Repair and maintenance	1,059,921	1,063,850
Personal and laundry services	1,011,755	1,045,759
Membership associations and organizations	2,577,039	2,880,398
Private households	387,817	410,763
Government and government enterprises	19,093,929	19,828,859
Federal, civilian	3,536,265	3,625,184
Military	202,776	186,129
State and local	15,354,888	16,017,546
State government	2,639,635	2,771,872
Local government	12,715,253	13,245,674

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY NAICS INDUSTRY 1/
(thousands of dollars)

Lake, Illinois [17097]

Item	2001	2002
Income by place of residence ($000)		
Personal income	30,649,250	31,253,131
Population (persons) 2/	661,685	674,389
Per capita personal income (dollars)	46,320	46,343
Derivation of personal income ($000)		
Earnings by place of work	21,144,353	22,061,611
less: Contributions for government social insurance 3/	2,206,941	2,338,980
plus: Adjustment for residence 4/	3,078,174	2,663,080
equals: Net earnings by place of residence	22,015,586	22,385,711
plus: Dividends, interest, and rent 5/	6,882,788	6,911,846
plus: Personal current transfer receipts	1,750,876	1,955,574
Earnings by place of work ($000)		
Components of earnings		
Wage and salary disbursements	15,739,860	16,325,648
Supplements to wages and salaries	3,296,218	3,518,005
Proprietors' income 6/	2,108,275	2,217,958
Farm proprietors' income	1,718	439
Nonfarm proprietors' income	2,106,557	2,217,519
Earnings by industry		
Farm earnings	10,478	8,293
Nonfarm earnings	21,133,875	22,053,318
Private earnings	18,043,594	18,955,322
Forestry, fishing, related activities, and other 7/	(D)	(D)
Forestry and logging	(D)	(D)
Fishing, hunting, and trapping	(D)	(D)
Agriculture and forestry support activities	11,872	10,894
Other 8/	0	0
Mining	(D)	(D)
Oil and gas extraction	5,762	5,284
Mining (except oil and gas)	(D)	(D)
Support activities for mining	(L)	(D)
Utilities	306,774	317,383
Construction	1,249,970	1,258,115
Construction of buildings	392,688	395,594
Heavy and civil engineering construction	98,702	87,610
Specialty trade contractors	758,580	774,911
Manufacturing	4,229,027	4,495,246
Durable goods manufacturing	1,721,111	1,780,965
Wood product manufacturing	11,699	12,926
Nonmetallic mineral product manufacturing	66,526	62,404
Primary metal manufacturing	43,225	44,274
Fabricated metal product manufacturing	309,350	301,113
Machinery manufacturing	226,475	223,391
Computer and electronic product manufacturing	381,015	367,131
Electrical equipment and appliance manufacturing	87,607	84,358
Motor vehicle manufacturing	(D)	(D)
Transportation equipment mfg. excl. motor vehicles	(D)	(D)
Furniture and related product manufacturing	32,112	31,111
Miscellaneous manufacturing	498,070	586,553
Nondurable goods manufacturing	2,507,916	2,714,281
Food manufacturing	58,791	64,888
Beverage and tobacco product manufacturing	17,622	19,516
Textile mills	6,176	5,296
Textile product mills	5,271	5,898
Apparel manufacturing	659	927
Leather and allied product manufacturing	(D)	(D)
Paper manufacturing	166,064	197,262
Printing and related support activities	123,821	123,707
Petroleum and coal products manufacturing	(D)	(D)
Chemical manufacturing	1,629,268	1,740,292
Plastics and rubber products manufacturing	354,877	407,373
Wholesale trade	2,071,543	2,148,585
Retail Trade	1,708,517	1,813,340
Motor vehicle and parts dealers	308,396	307,763
Furniture and home furnishings stores	48,533	54,523
Electronics and appliance stores	464,725	509,186
Building material and garden supply stores	96,857	96,372

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY NAICS INDUSTRY 1/
(thousands of dollars)

Lake, Illinois [17097]

Item	2001	2002
Food and beverage stores	145,177	156,880
Health and personal care stores	92,166	101,987
Gasoline stations	29,755	28,844
Clothing and clothing accessories stores	82,459	86,983
Sporting goods, hobby, book and music stores	45,751	49,024
General merchandise stores	111,348	112,339
Miscellaneous store retailers	55,593	59,717
Nonstore retailers	227,757	249,722
Transportation and warehousing	260,836	243,233
Air transportation	2,006	2,587
Rail transportation	(D)	(D)
Water transportation	66	(D)
Truck transportation	77,714	78,323
Transit and ground passenger transportation	37,556	40,236
Pipeline transportation	(D)	(D)
Scenic and sightseeing transportation	(D)	(D)
Support activities for transportation	28,668	28,311
Couriers and messengers	38,151	32,391
Warehousing and storage	60,103	47,839
Information	370,124	365,083
Publishing industries, except Internet	128,729	124,217
Motion picture and sound recording industries	15,299	16,612
Broadcasting, except Internet	19,860	25,470
Internet publishing and broadcasts	(D)	243
Telecommunications	102,076	92,961
ISPs, search portals, and data processing	103,819	101,506
Other information services	(D)	4,074
Finance and insurance	1,707,100	1,779,502
Monetary authorities - central bank	0	0
Credit intermediation and related activities	533,505	617,152
Securities, commodity contracts, investments	405,486	391,212
Insurance carriers and related activities	751,641	747,173
Funds, trusts, and other financial vehicles	16,468	23,965
Real estate and rental and leasing	418,555	470,202
Real estate	342,988	389,831
Rental and leasing services	(D)	(D)
Lessors of nonfinancial intangible assets	(D)	(D)
Professional and technical services	1,927,774	1,990,402
Management of companies and enterprises	446,855	460,465
Administrative and waste services	805,893	813,838
Administrative and support services	770,052	750,563
Waste management and remediation services	35,841	63,275
Educational services	186,801	201,492
Health care and social assistance	1,244,402	1,359,864
Amubulatory health care services	681,441	745,011
Hospitals	314,487	353,139
Nursing and residential care facilities	171,892	163,859
Social assistance	76,582	97,855
Arts, entertainment, and recreation	322,360	374,301
Performing arts and spectator sports	164,259	207,732
Museums, historical sites, zoos, and parks	2,628	2,680
Amusement, gambling, and recreation	155,473	163,889
Accommodation and food services	302,299	351,650
Accommodation	33,783	45,990
Food services and drinking places	268,516	305,660
Other services, except public administration	447,942	476,262
Repair and maintenance	141,204	136,862
Personal and laundry services	99,385	105,522
Membership associations and organizations	140,846	163,206
Private households	66,507	70,672
vernment and government enterprises	3,090,281	3,097,996
ederal, civilian	391,659	403,029
Military	1,263,078	1,170,953
State and local	1,435,544	1,524,014
State government	(D)	(D)
Local government	(D)	(D)

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY NAICS INDUSTRY 1/
(thousands of dollars)

Will, Illinois [17197]

Item	2001	2002
Income by place of residence ($000)		
Personal income	16,166,187	16,444,601
Population (persons) 2/	532,874	558,185
Per capita personal income (dollars)	30,338	29,461
Derivation of personal income ($000)		
Earnings by place of work	7,009,427	7,372,243
less: Contributions for government social insurance 3/	756,111	807,237
plus: Adjustment for residence 4/	6,376,853	6,153,098
equals: Net earnings by place of residence	12,630,169	12,718,104
plus: Dividends, interest, and rent 5/	2,146,647	2,142,373
plus: Personal current transfer receipts	1,389,371	1,584,124
Earnings by place of work ($000)		
Components of earnings		
Wage and salary disbursements	5,434,597	5,686,641
Supplements to wages and salaries	1,074,600	1,165,751
Proprietors' income 6/	500,230	519,851
Farm proprietors' income	11,374	5,020
Nonfarm proprietors' income	488,856	514,831
Earnings by industry		
Farm earnings	22,026	14,578
Nonfarm earnings	6,987,401	7,357,665
Private earnings	5,925,126	6,198,772
Forestry, fishing, related activities, and other 7/	3,312	3,441
Forestry and logging	(D)	(D)
Fishing, hunting, and trapping	(L)	(L)
Agriculture and forestry support activities	(D)	(D)
Other 8/	0	0
Mining	28,096	33,727
Oil and gas extraction	243	223
Mining (except oil and gas)	22,649	30,908
Support activities for mining	5,204	2,596
Utilities	226,649	213,282
Construction	1,007,942	1,113,256
Construction of buildings	217,825	257,828
Heavy and civil engineering construction	80,962	84,515
Specialty trade contractors	709,155	770,913
Manufacturing	1,057,284	1,071,409
Durable goods manufacturing	(D)	564,797
Wood product manufacturing	17,953	19,628
Nonmetallic mineral product manufacturing	42,935	47,067
Primary metal manufacturing	18,249	27,697
Fabricated metal product manufacturing	98,862	105,184
Machinery manufacturing	213,829	222,572
Computer and electronic product manufacturing	51,810	49,954
Electrical equipment and appliance manufacturing	13,757	11,717
Motor vehicle manufacturing	(D)	16,497
Transportation equipment mfg. excl. motor vehicles	(D)	433
Furniture and related product manufacturing	42,310	47,832
Miscellaneous manufacturing	15,473	16,216
Nondurable goods manufacturing	(D)	506,612
Food manufacturing	43,072	53,223
Beverage and tobacco product manufacturing	10,256	12,919
Textile mills	1,707	1,335
Textile product mills	2,651	2,322
Apparel manufacturing	(D)	(D)
Leather and allied product manufacturing	0	0
Paper manufacturing	62,730	73,875
Printing and related support activities	31,118	30,483
Petroleum and coal products manufacturing	122,030	(D)
Chemical manufacturing	164,906	172,645
Plastics and rubber products manufacturing	86,697	87,160
Wholesale trade	510,625	522,937
Retail Trade	563,128	601,470
Motor vehicle and parts dealers	105,977	105,893
Furniture and home furnishings stores	30,014	38,151
Electronics and appliance stores	59,851	63,859
Building material and garden supply stores	57,874	57,793

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY NAICS INDUSTRY 1/
(thousands of dollars)

Will, Illinois [17197]

Item	2001	2002
Food and beverage stores	93,038	106,634
Health and personal care stores	53,874	58,882
Gasoline stations	26,489	26,548
Clothing and clothing accessories stores	14,217	14,283
Sporting goods, hobby, book and music stores	23,840	24,762
General merchandise stores	55,553	57,538
Miscellaneous store retailers	25,181	30,496
Nonstore retailers	17,220	16,631
Transportation and warehousing	267,642	271,668
Air transportation	93	55
Rail transportation	40,244	39,490
Water transportation	(D)	(D)
Truck transportation	130,540	127,759
Transit and ground passenger transportation	22,051	23,022
Pipeline transportation	4,660	5,018
Scenic and sightseeing transportation	(D)	(D)
Support activities for transportation	30,677	31,512
Couriers and messengers	15,687	(D)
Warehousing and storage	17,245	25,959
Information	114,873	108,789
Publishing industries, except Internet	31,336	26,087
Motion picture and sound recording industries	7,745	8,417
Broadcasting, except Internet	5,073	6,958
Internet publishing and broadcasts	(D)	(D)
Telecommunications	45,570	47,487
ISPs, search portals, and data processing	24,046	18,955
Other information services	(D)	(D)
Finance and insurance	221,979	219,662
Monetary authorities - central bank	0	0
Credit intermediation and related activities	97,487	100,285
Securities, commodity contracts, investments	42,610	42,883
Insurance carriers and related activities	78,996	72,323
Funds, trusts, and other financial vehicles	2,886	4,171
Real estate and rental and leasing	128,570	138,416
Real estate	(D)	(D)
Rental and leasing services	28,330	29,576
Lessors of nonfinancial intangible assets	(D)	(D)
Professional and technical services	340,005	340,563
Management of companies and enterprises	13,698	14,427
Administrative and waste services	190,791	214,883
Administrative and support services	176,645	198,857
Waste management and remediation services	14,146	16,026
Educational services	79,466	87,370
Health care and social assistance	568,584	612,812
Amubulatory health care services	305,607	332,450
Hospitals	(D)	(D)
Nursing and residential care facilities	72,843	77,035
Social assistance	(D)	(D)
Arts, entertainment, and recreation	198,618	195,292
Performing arts and spectator sports	(D)	(D)
Museums, historical sites, zoos, and parks	(D)	(D)
Amusement, gambling, and recreation	180,492	175,243
Accommodation and food services	137,296	140,019
Accommodation	13,512	13,529
Food services and drinking places	123,784	126,490
Other services, except public administration	266,568	295,349
Repair and maintenance	108,424	111,728
Personal and laundry services	47,093	51,881
Membership associations and organizations	97,581	117,426
Private households	13,470	14,314
Government and government enterprises	1,062,275	1,158,893
Federal, civilian	54,045	57,022
Military	18,149	17,299
State and local	990,081	1,084,572
State government	197,114	201,619
Local government	792,967	882,953

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY NAICS INDUSTRY 1/
(thousands of dollars)

DuPage, Illinois [17043]

Item	2001	2002
Income by place of residence ($000)		
Personal income	41,471,871	41,662,846
Population (persons) 2/	915,316	921,452
Per capita personal income (dollars)	45,309	45,214
Derivation of personal income ($000)		
Earnings by place of work	35,284,872	35,160,477
less: Contributions for government social insurance 3/	3,842,873	3,874,182
plus: Adjustment for residence 4/	-258,587	-213,807
equals: Net earnings by place of residence	31,183,412	31,072,488
plus: Dividends, interest, and rent 5/	7,666,808	7,699,155
plus: Personal current transfer receipts	2,621,651	2,891,203
Earnings by place of work ($000)		
Components of earnings		
Wage and salary disbursements	27,168,581	26,743,216
Supplements to wages and salaries	5,033,005	5,179,329
Proprietors' income 6/	3,083,286	3,237,932
Farm proprietors' income	466	411
Nonfarm proprietors' income	3,082,820	3,237,521
Earnings by industry		
Farm earnings	4,944	4,425
Nonfarm earnings	35,279,928	35,156,052
Private earnings	32,921,705	32,673,262
Forestry, fishing, related activities, and other 7/	6,037	7,804
Forestry and logging	(D)	(D)
Fishing, hunting, and trapping	(D)	(D)
Agriculture and forestry support activities	5,160	6,828
Other 8/	0	0
Mining	9,771	7,953
Oil and gas extraction	1,742	1,596
Mining (except oil and gas)	(D)	(D)
Support activities for mining	(D)	(D)
Utilities	354,297	408,954
Construction	2,633,985	2,625,000
Construction of buildings	527,952	553,456
Heavy and civil engineering construction	251,212	250,927
Specialty trade contractors	1,854,821	1,820,617
Manufacturing	4,383,196	4,072,073
Durable goods manufacturing	2,947,752	2,682,779
Wood product manufacturing	35,698	34,930
Nonmetallic mineral product manufacturing	68,829	65,587
Primary metal manufacturing	76,684	71,937
Fabricated metal product manufacturing	661,284	633,491
Machinery manufacturing	527,990	478,846
Computer and electronic product manufacturing	916,691	775,704
Electrical equipment and appliance manufacturing	278,432	245,319
Motor vehicle manufacturing	(D)	(D)
Transportation equipment mfg. excl. motor vehicles	(D)	(D)
Furniture and related product manufacturing	74,091	65,442
Miscellaneous manufacturing	173,056	160,414
Nondurable goods manufacturing	1,435,444	1,389,294
Food manufacturing	231,828	238,937
Beverage and tobacco product manufacturing	4,637	4,592
Textile mills	(D)	(D)
Textile product mills	6,493	7,311
Apparel manufacturing	2,526	2,711
Leather and allied product manufacturing	(D)	(D)
Paper manufacturing	168,761	169,409
Printing and related support activities	484,869	468,749
Petroleum and coal products manufacturing	67,076	65,214
Chemical manufacturing	176,921	176,187
Plastics and rubber products manufacturing	286,728	250,140
Wholesale trade	4,396,480	4,431,445
Retail Trade	2,364,344	2,338,950
Motor vehicle and parts dealers	450,570	466,388
Furniture and home furnishings stores	183,003	180,782
Electronics and appliance stores	243,793	220,386
Building material and garden supply stores	154,215	160,565

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY NAICS INDUSTRY 1/
(thousands of dollars)

DuPage, Illinois [17043]

Item	2001	2002
Food and beverage stores	251,321	246,222
Health and personal care stores	153,347	160,299
Gasoline stations	35,711	35,670
Clothing and clothing accessories stores	135,429	134,508
Sporting goods, hobby, book and music stores	118,952	128,379
General merchandise stores	355,792	365,648
Miscellaneous store retailers	149,371	142,804
Nonstore retailers	132,840	97,299
Transportation and warehousing	1,337,794	1,297,982
Air transportation	29,095	27,008
Rail transportation	47,172	46,284
Water transportation	24,205	22,551
Truck transportation	444,192	419,651
Transit and ground passenger transportation	67,838	70,378
Pipeline transportation	(D)	(D)
Scenic and sightseeing transportation	(D)	(D)
Support activities for transportation	443,943	433,947
Couriers and messengers	(D)	78,795
Warehousing and storage	164,258	161,367
Information	1,770,699	1,506,326
Publishing industries, except Internet	385,443	323,280
Motion picture and sound recording industries	47,573	51,308
Broadcasting, except Internet	103,479	128,690
Internet publishing and broadcasts	1,029	1,954
Telecommunications	491,661	428,020
ISPs, search portals, and data processing	739,101	571,412
Other information services	2,413	1,662
Finance and insurance	2,729,190	2,709,025
Monetary authorities - central bank	0	0
Credit intermediation and related activities	899,894	1,067,068
Securities, commodity contracts, investments	491,479	445,652
Insurance carriers and related activities	1,168,633	1,013,356
Funds, trusts, and other financial vehicles	169,184	182,949
Real estate and rental and leasing	763,554	775,914
Real estate	532,097	564,253
Rental and leasing services	225,020	203,849
Lessors of nonfinancial intangible assets	6,437	7,812
Professional and technical services	4,613,398	4,512,189
Management of companies and enterprises	1,414,662	1,516,621
Administrative and waste services	1,812,232	1,851,819
Administrative and support services	1,730,610	1,765,892
Waste management and remediation services	81,622	85,927
Educational services	339,511	351,041
Health care and social assistance	2,102,393	2,243,566
Amubulatory health care services	1,294,256	1,369,228
Hospitals	487,125	546,629
Nursing and residential care facilities	186,910	196,048
Social assistance	134,102	131,661
Arts, entertainment, and recreation	161,147	182,128
Performing arts and spectator sports	31,807	48,009
Museums, historical sites, zoos, and parks	16,281	17,212
Amusement, gambling, and recreation	113,059	116,907
Accommodation and food services	748,601	793,528
Accommodation	176,653	165,460
Food services and drinking places	571,948	628,068
Other services, except public administration	980,414	1,040,944
Repair and maintenance	315,085	313,517
Personal and laundry services	183,578	193,652
Membership associations and organizations	413,772	461,891
Private households	67,979	71,884
Government and government enterprises	2,358,223	2,482,790
Federal, civilian	376,626	380,302
Military	30,544	27,617
State and local	1,951,053	2,074,871
State government	(D)	(D)
Local government	(D)	(D)

See footnotes at end of table.

Footnotes for Table CA05 (NAICS)
Personal Income by Major Source and Earnings by Industry

1/ The estimates of earnings for 2001-2002 are based on the 2002 North American Industry Classification System (NAICS).

2/ Census Bureau midyear population estimates. Estimates for 2001-2002 reflect county population estimates available as of April 2004.

3/ Contributions for government social insurance are included in earnings by type and industry but they are excluded from personal income.

4/ The adjustment for residence is the net inflow of the earnings of interarea commuters. For the United States, it consists of adjustments for border workers: Wage and salary disbursements to U.S. residents commuting to Canada less wage and salary disbursements to Canadian and Mexican residents commuting into the United States.

5/ Rental income of persons includes the capital consumption adjustment.

6/ Proprietors' income includes the inventory valuation adjustment and capital consumption adjustment.

7/ "Other" consists of wage and salary disbursements to U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

8/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

o All state and local area dollar estimates are in current dollars (not adjusted for inflation).

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

Less than $50,000, but the estimates for this item are included in the totals.

(N) Data not available for this year.

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Illinois state total [17000]

Item	2001	2002
Employment by place of work		
Total employment	7,372,717	7,316,528
By type		
Wage and salary employment	6,242,188	6,126,018
Proprietors employment	1,130,529	1,190,510
Farm proprietors employment	78,391	78,410
Nonfarm proprietors employment 2/	1,052,138	1,112,100
By industry		
Farm employment	98,322	94,461
Nonfarm employment	7,274,395	7,222,067
Private employment	6,378,312	6,321,463
Forestry, fishing, related activities, and other 3/	14,483	14,117
Mining	18,555	18,164
Utilities	30,405	29,059
Construction	385,998	386,365
Manufacturing	834,746	774,116
Wholesale trade	334,227	322,983
Retail Trade	766,745	754,501
Transportation and warehousing	295,981	288,521
Information	170,836	163,094
Finance and insurance	445,385	449,178
Real estate and rental and leasing	226,561	261,554
Professional and technical services	516,165	499,557
Management of companies and enterprises	77,457	79,901
Administrative and waste services	450,321	440,599
Educational services	140,473	144,625
Health care and social assistance	706,549	720,439
Arts, entertainment, and recreation	133,785	137,371
Accommodation and food services	435,446	434,962
Other services, except public administration	394,194	402,357
Government and government enterprises	896,083	900,604
Federal, civilian	91,202	89,765
Military	56,360	51,640
State and local	748,521	759,199
State government	163,558	163,076
Local government	584,963	596,123

See footnotes at end of table.
Table CA25N

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Cook, Illinois [17031]

Item	2001	2002
Employment by place of work		
Total employment	3,316,707	3,267,051
By type		
Wage and salary employment	2,864,142	2,786,548
Proprietors employment	452,565	480,503
Farm proprietors employment	228	228
Nonfarm proprietors employment 2/	452,337	480,275
By industry		
Farm employment	596	525
Nonfarm employment	3,316,111	3,266,526
Private employment	2,957,924	2,906,593
Forestry, fishing, related activities, and other 3/	1,258	1,222
Mining	2,582	2,526
Utilities	6,880	5,930
Construction	143,203	141,857
Manufacturing	328,633	300,080
Wholesale trade	145,309	136,994
Retail Trade	293,301	287,401
Transportation and warehousing	167,015	161,610
Information	86,775	82,804
Finance and insurance	236,526	238,496
Real estate and rental and leasing	117,995	134,274
Professional and technical services	305,716	290,042
Management of companies and enterprises	46,777	45,997
Administrative and waste services	228,971	220,704
Educational services	86,006	87,756
Health care and social assistance	332,585	338,853
Arts, entertainment, and recreation	60,638	61,769
Accommodation and food services	193,469	190,246
Other services, except public administration	174,285	178,032
Government and government enterprises	358,187	359,933
Federal, civilian	46,041	45,137
Military	11,572	10,303
State and local	300,574	304,493
State government	49,245	49,337
Local government	251,329	255,156

See footnotes at end of table.
Table CA25N

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Lake, Illinois [17097]

Item	2001	2002
Employment by place of work		
Total employment	425,831	428,796
By type		
Wage and salary employment	365,651	364,757
Proprietors employment	60,180	64,039
Farm proprietors employment	283	283
Nonfarm proprietors employment 2/	59,897	63,756
By industry		
Farm employment	627	561
Nonfarm employment	425,204	428,235
Private employment	362,423	367,026
Forestry, fishing, related activities, and other 3/	(D)	(D)
Mining	(D)	(D)
Utilities	1,853	1,967
Construction	22,836	22,582
Manufacturing	56,185	55,266
Wholesale trade	27,173	26,880
Retail Trade	48,796	48,466
Transportation and warehousing	6,407	6,349
Information	6,797	6,591
Finance and insurance	27,419	27,677
Real estate and rental and leasing	13,100	15,701
Professional and technical services	31,813	31,384
Management of companies and enterprises	4,407	4,135
Administrative and waste services	30,168	29,978
Educational services	7,437	7,899
Health care and social assistance	28,583	29,974
Arts, entertainment, and recreation	10,390	10,538
Accommodation and food services	18,798	20,845
Other services, except public administration	19,080	19,658
Government and government enterprises	62,781	61,209
Federal, civilian	5,794	5,633
Military	25,280	22,866
State and local	31,707	32,710
State government	(D)	(D)
Local government	(D)	(D)

See footnotes at end of table.
Table CA25N

May 2004

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Will, Illinois [17197]

Item	2001	2002
Employment by place of work		
Total employment	189,309	194,852
By type		
Wage and salary employment	160,105	163,885
Proprietors employment	29,204	30,967
Farm proprietors employment	959	959
Nonfarm proprietors employment 2/	28,245	30,008
By industry		
Farm employment	1,429	1,339
Nonfarm employment	187,880	193,513
Private employment	161,739	166,097
Forestry, fishing, related activities, and other 3/	248	269
Mining	439	471
Utilities	2,205	2,220
Construction	18,728	19,836
Manufacturing	18,895	18,983
Wholesale trade	8,367	8,290
Retail Trade	23,983	24,261
Transportation and warehousing	6,754	6,956
Information	2,923	2,918
Finance and insurance	6,862	6,787
Real estate and rental and leasing	6,014	7,131
Professional and technical services	8,679	8,644
Management of companies and enterprises	292	302
Administrative and waste services	10,286	10,492
Educational services	2,982	3,204
Health care and social assistance	15,235	15,892
Arts, entertainment, and recreation	7,094	6,875
Accommodation and food services	10,665	10,732
Other services, except public administration	11,088	11,834
Government and government enterprises	26,141	27,416
Federal, civilian	866	880
Military	1,119	1,048
State and local	24,156	25,488
State government	4,608	4,477
Local government	19,548	21,011

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

DuPage, Illinois [17043]

Item	2001	2002
Employment by place of work		
Total employment	703,293	692,213
By type		
Wage and salary employment	623,301	606,986
Proprietors employment	79,992	85,227
Farm proprietors employment	72	72
Nonfarm proprietors employment 2/	79,920	85,155
By industry		
Farm employment	225	195
Nonfarm employment	703,068	692,018
Private employment	652,818	641,317
Forestry, fishing, related activities, and other 3/	355	394
Mining	371	358
Utilities	3,481	3,690
Construction	42,468	41,625
Manufacturing	73,574	67,035
Wholesale trade	60,056	58,324
Retail Trade	81,433	79,437
Transportation and warehousing	26,703	25,331
Information	22,774	19,316
Finance and insurance	46,213	45,935
Real estate and rental and leasing	24,262	26,498
Professional and technical services	63,510	61,304
Management of companies and enterprises	12,634	14,014
Administrative and waste services	50,461	50,976
Educational services	12,726	13,093
Health care and social assistance	48,129	49,468
Arts, entertainment, and recreation	9,969	10,142
Accommodation and food services	39,739	40,481
Other services, except public administration	33,960	33,896
Government and government enterprises	50,250	50,701
Federal, civilian	5,038	4,778
Military	1,902	1,703
State and local	43,310	44,220
State government	(D)	(D)
Local government	(D)	(D)

Footnotes for Table CA25 (NAICS)
Full-time and Part-time Employment by Industry

1/ The estimates of employment for 2001-2002 are based on the 2002 North American Industry Classification System (NAICS).

2/ Excludes limited partners.

3/ "Other" consists of the number of jobs held by U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

4/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

(L) Less than 10 jobs, but the estimates for this item are included in the totals.

(N) Data not available for this year.

REGIONAL ECONOMIC PROFILE

Illinois state total [17000]

Item	1998	1999	2000	2001
Place of residence profile				
Personal income (thousands of dollars)	360,094,542	373,384,640	400,373,280	410,338,426
Derivation of personal income				
Net earnings 1/	247,264,948	261,445,076	278,642,365	285,638,740
Personal current transfer receipts	41,304,704	42,080,991	44,817,784	48,188,461
Income maintenance 2/	4,542,218	4,369,566	4,362,527	4,515,942
Unemployment insurance benefit payments	1,100,504	1,175,897	1,211,667	1,915,599
Retirement and other	35,661,982	36,535,528	39,243,590	41,756,920
Dividends, interest, and rent	71,524,890	69,858,573	76,913,131	76,511,225
Population (persons) 3/	12,271,847	12,359,020	12,438,824	12,517,168
Per capita incomes (dollars) 4/				
Per capita personal income	29,343	30,212	32,187	32,782
Per capita net earnings	20,149	21,154	22,401	22,820
Per capita personal current transfer receipts	3,366	3,405	3,603	3,850
Per capita income maintenance	370	354	351	361
Per capita unemployment insurance benefits	90	95	97	153
Per capita retirement and other	2,906	2,956	3,155	3,336
Per capita dividends, interest, and rent	5,828	5,652	6,183	6,113
Place of work profile				
Earnings by place of work ($000)	278,207,021	294,029,382	313,023,692	321,053,298
Wage and salary disbursements	209,672,178	222,143,189	236,025,503	240,339,221
Supplements to wages and salaries	40,151,074	42,611,074	45,398,966	47,091,522
Employer contrib. for employee pens.& insur. funds	25,340,607	27,137,714	29,170,033	30,474,227
Employer contrib. for government social insurance	14,810,467	15,473,360	16,228,933	16,617,295
Proprietors' income	28,383,769	29,275,119	31,599,223	33,622,555
Nonfarm proprietors' income	27,287,450	28,719,004	30,635,874	32,459,943
Farm proprietors' income	1,096,319	556,115	963,349	1,162,612
Total full-time and part-time employment	7,185,401	7,281,872	7,416,309	7,372,717
Wage and salary jobs	6,133,960	6,215,756	6,304,065	6,242,188
Number of proprietors	1,051,441	1,066,116	1,112,244	1,130,529
Number of nonfarm proprietors 5/	969,081	984,224	1,031,165	1,052,138
Number of farm proprietors	82,360	81,892	81,079	78,391
Average earnings per job (dollars)	38,718	40,378	42,207	43,546
Average wage and salary disbursements	34,182	35,739	37,440	38,502
Average nonfarm proprietors' income	28,158	29,179	29,710	30,851

See footnotes at end of table.

Illinois state total [17000]

Item	2002
Place of residence profile	
Personal income (thousands of dollars)	416,018,465
Derivation of personal income	
Net earnings 1/	286,807,201
Personal current transfer receipts	52,526,592
Income maintenance 2/	4,943,808
Unemployment insurance benefit payments	3,051,102
Retirement and other	44,531,682
Dividends, interest, and rent	76,684,672
Population (persons) 3/	12,586,447
Per capita incomes (dollars) 4/	
Per capita personal income	33,053
Per capita net earnings	22,787
Per capita personal current transfer receipts	4,173
Per capita income maintenance	393
Per capita unemployment insurance benefits	242
Per capita retirement and other	3,538
Per capita dividends, interest, and rent	6,093
Place of work profile	
Earnings by place of work ($000)	322,805,249
Wage and salary disbursements	239,690,575
Supplements to wages and salaries	48,874,761
Employer contrib. for employee pens.& insur. funds	31,964,801
Employer contrib. for government social insurance	16,909,960
Proprietors' income	34,239,913
Nonfarm proprietors' income	33,907,794
Farm proprietors' income	332,119
Total full-time and part-time employment	7,316,528
Wage and salary jobs	6,126,018
Number of proprietors	1,190,510
Number of nonfarm proprietors 5/	1,112,100
Number of farm proprietors	78,410
Average earnings per job (dollars)	44,120
Average wage and salary disbursements	39,127
Average nonfarm proprietors' income	30,490

See footnotes at end of table.

REGIONAL ECONOMIC PROFILE

Cook, Illinois [17031]

Item	1998	1999	2000	2001
Place of residence profile				
Personal income (thousands of dollars)	165,072,174	169,932,439	182,393,699	187,091,937
Derivation of personal income				
Net earnings 1/	112,261,644	118,278,731	126,066,487	130,155,381
Personal current transfer receipts	20,023,564	20,144,986	21,496,113	22,924,483
Income maintenance 2/	2,741,910	2,673,424	2,682,748	2,728,441
Unemployment insurance benefit payments	502,668	524,798	533,748	877,499
Retirement and other	16,778,986	16,946,764	18,279,617	19,318,543
Dividends, interest, and rent	32,786,966	31,508,722	34,831,099	34,012,073
Population (persons) 3/	5,345,537	5,365,344	5,377,152	5,378,722
Per capita incomes (dollars) 4/				
Per capita personal income	30,880	31,672	33,920	34,784
Per capita net earnings	21,001	22,045	23,445	24,198
Per capita personal current transfer receipts	3,746	3,755	3,998	4,262
Per capita income maintenance	513	498	499	507
Per capita unemployment insurance benefits	94	98	99	163
Per capita retirement and other	3,139	3,159	3,399	3,592
Per capita dividends, interest, and rent	6,134	5,873	6,478	6,323
Place of work profile				
Earnings by place of work ($000)	146,353,531	154,012,315	166,112,910	169,775,997
Wage and salary disbursements	110,535,896	116,388,915	124,694,320	125,673,941
Supplements to wages and salaries	20,475,063	21,589,779	23,135,830	23,751,821
Employer contrib. for employee pens.& insur. funds	12,719,664	13,543,889	14,620,182	15,120,635
Employer contrib. for government social insurance	7,755,399	8,045,890	8,515,648	8,631,186
Proprietors' income	15,342,572	16,033,621	18,282,760	20,350,235
Nonfarm proprietors' income	15,343,736	16,034,152	18,282,453	20,349,647
Farm proprietors' income	-1,164	-531	307	588
Total full-time and part-time employment	3,292,016	3,301,058	3,351,990	3,316,707
Wage and salary jobs	2,902,906	2,892,685	2,921,941	2,864,142
Number of proprietors	389,110	408,373	430,049	452,565
Number of nonfarm proprietors 5/	388,870	408,134	429,813	452,337
Number of farm proprietors	240	239	236	228
Average earnings per job (dollars)	44,457	46,655	49,557	51,188
Average wage and salary disbursements	38,078	40,236	42,675	43,878
Average nonfarm proprietors' income	39,457	39,286	42,536	44,988

See footnotes at end of table.

Cook, Illinois [17031]

Item	2002
Place of residence profile	
Personal income (thousands of dollars)	189,054,081
Derivation of personal income	
Net earnings 1/	130,060,530
Personal current transfer receipts	24,878,687
Income maintenance 2/	2,953,769
Unemployment insurance benefit payments	1,403,240
Retirement and other	20,521,678
Dividends, interest, and rent	34,114,864
Population (persons) 3/	5,367,180
Per capita incomes (dollars) 4/	
Per capita personal income	35,224
Per capita net earnings	24,233
Per capita personal current transfer receipts	4,635
Per capita income maintenance	550
Per capita unemployment insurance benefits	261
Per capita retirement and other	3,824
Per capita dividends, interest, and rent	6,356
Place of work profile	
Earnings by place of work ($000)	168,880,862
Wage and salary disbursements	123,368,309
Supplements to wages and salaries	24,270,742
Employer contrib. for employee pens.& insur. funds	15,629,606
Employer contrib. for government social insurance	8,641,136
Proprietors' income	21,241,811
Nonfarm proprietors' income	21,241,483
Farm proprietors' income	328
Total full-time and part-time employment	3,267,051
Wage and salary jobs	2,786,548
Number of proprietors	480,503
Number of nonfarm proprietors 5/	480,275
Number of farm proprietors	228
Average earnings per job (dollars)	51,692
Average wage and salary disbursements	44,273
Average nonfarm proprietors' income	44,228

See footnotes at end of table.
Table CA30

Lake, Illinois [17097]

Item	1998	1999	2000	2001	2002
Place of residence profile					
Personal income (thousands of dollars)	25,682,458	27,218,166	29,976,271	30,649,250	31,253,131
Derivation of personal income					
Net earnings 1/	18,588,327	19,751,014	21,818,540	22,015,586	22,385,711
Personal current transfer receipts	1,387,547	1,465,765	1,595,319	1,750,876	1,955,574
Income maintenance 2/	102,211	95,207	94,532	99,714	112,076
Unemployment insurance benefit payments	36,293	49,925	52,358	88,734	149,126
Retirement and other	1,249,043	1,320,633	1,448,429	1,562,428	1,694,372
Dividends, interest, and rent	5,706,584	6,001,387	6,562,412	6,882,788	6,911,846
Population (persons) 3/	621,618	633,094	648,600	661,685	674,389
Per capita incomes (dollars) 4/					
Per capita personal income	41,315	42,992	46,217	46,320	46,343
Per capita net earnings	29,903	31,198	33,639	33,272	33,194
Per capita personal current transfer receipts	2,232	2,315	2,460	2,646	2,900
Per capita income maintenance	164	150	146	151	166
Per capita unemployment insurance benefits	58	79	81	134	221
Per capita retirement and other	2,009	2,086	2,233	2,361	2,512
Per capita dividends, interest, and rent	9,180	9,479	10,118	10,402	10,249
Place of work profile					
Earnings by place of work ($000)	16,952,253	17,995,316	19,747,216	21,144,353	22,061,611
Wage and salary disbursements	12,503,145	13,561,338	14,980,604	15,739,860	16,325,648
Supplements to wages and salaries	2,608,537	2,820,668	3,084,672	3,296,218	3,518,005
Employer contrib. for employee pens.& insur. funds	1,717,647	1,866,858	2,048,399	2,194,866	2,349,429
Employer contrib. for government social insurance	890,890	953,810	1,036,273	1,101,352	1,168,576
Proprietors' income	1,840,571	1,613,310	1,681,940	2,108,275	2,217,958
Nonfarm proprietors' income	1,842,125	1,613,758	1,680,869	2,106,557	2,217,519
Farm proprietors' income	-1,554	-448	1,071	1,718	439
Total full-time and part-time employment	385,597	404,931	418,840	425,831	428,796
Wage and salary jobs	331,096	348,535	359,455	365,651	364,757
Number of proprietors	54,501	56,396	59,385	60,180	64,039
Number of nonfarm proprietors 5/	54,204	56,100	59,092	59,897	63,756
Number of farm proprietors	297	296	293	283	283
Average earnings per job (dollars)	43,964	44,440	47,147	49,654	51,450
Average wage and salary disbursements	37,763	38,910	41,676	43,046	44,758
Average nonfarm proprietors' income	33,985	28,766	28,445	35,170	34,781

See footnotes at end of table.
Table CA30

REGIONAL ECONOMIC PROFILE

Will, Illinois [17197]

Item	1998	1999	2000	2001	2002
Place of residence profile					
Personal income (thousands of dollars)	12,660,362	13,644,784	15,223,771	16,166,187	16,444,601
Derivation of personal income					
Net earnings 1/	9,732,124	10,634,768	11,870,258	12,630,169	12,718,104
Personal current transfer receipts	1,065,231	1,121,167	1,235,813	1,389,371	1,584,124
Income maintenance 2/	84,997	77,278	77,266	83,112	92,510
Unemployment insurance benefit payments	41,489	49,553	49,513	82,824	143,797
Retirement and other	938,745	994,336	1,109,034	1,223,435	1,347,817
Dividends, interest, and rent	1,863,007	1,888,849	2,117,700	2,146,647	2,142,373
Population (persons) 3/	467,549	486,207	508,227	532,874	558,185
Per capita incomes (dollars) 4/					
Per capita personal income	27,078	28,064	29,955	30,338	29,461
Per capita net earnings	20,815	21,873	23,356	23,702	22,785
Per capita personal current transfer receipts	2,278	2,306	2,432	2,607	2,838
Per capita income maintenance	182	159	152	156	166
Per capita unemployment insurance benefits	89	102	97	155	258
Per capita retirement and other	2,008	2,045	2,182	2,296	2,415
Per capita dividends, interest, and rent	3,985	3,885	4,167	4,028	3,838
Place of work profile					
Earnings by place of work ($000)	5,444,365	6,056,210	6,462,790	7,009,427	7,372,243
Wage and salary disbursements	4,221,183	4,686,317	4,994,420	5,434,597	5,686,641
Supplements to wages and salaries	815,457	908,808	975,509	1,074,600	1,165,751
Employer contrib. for employee pens.& insur. funds	516,498	582,108	632,467	701,390	767,647
Employer contrib. for government social insurance	298,959	326,700	343,042	373,210	398,104
Proprietors' income	407,725	461,085	492,861	500,230	519,851
Nonfarm proprietors' income	396,681	454,535	484,535	488,856	514,831
Farm proprietors' income	11,044	6,550	8,326	11,374	5,020
Total full-time and part-time employment	167,637	177,916	186,143	189,309	194,852
Wage and salary jobs	140,739	149,590	156,513	160,105	163,885
Number of proprietors	26,898	28,326	29,630	29,204	30,967
Number of nonfarm proprietors 5/	25,890	27,324	28,638	28,245	30,008
Number of farm proprietors	1,008	1,002	992	959	959
Average earnings per job (dollars)	32,477	34,040	34,719	37,026	37,835
Average wage and salary disbursements	29,993	31,328	31,911	33,944	34,699
Average nonfarm proprietors' income	15,322	16,635	16,919	17,308	17,156

See footnotes at end of table.

Table CA30

May 2004

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

REGIONAL ECONOMIC PROFILE

DuPage, Illinois [17043]

Item	1998	1999	2000	2001	2002
Place of residence profile					
Personal income (thousands of dollars)	36,956,687	39,294,139	41,923,477	41,471,871	41,662,846
Derivation of personal income					
Net earnings 1/	27,890,994	30,254,406	31,847,382	31,183,412	31,072,488
Personal current transfer receipts	2,133,914	2,229,278	2,392,955	2,621,651	2,891,203
Income maintenance 2/	101,615	95,145	92,784	97,520	107,976
Unemployment insurance benefit payments	58,300	67,239	66,106	123,886	220,835
Retirement and other	1,973,999	2,066,894	2,234,065	2,400,245	2,562,392
Dividends, interest, and rent	6,931,779	6,810,455	7,683,140	7,666,808	7,699,155
Population (persons) 3/	886,168	898,083	906,682	915,316	921,452
Per capita incomes (dollars) 4/					
Per capita personal income	41,704	43,753	46,238	45,309	45,214
Per capita net earnings	31,474	33,688	35,125	34,068	33,721
Per capita personal current transfer receipts	2,408	2,482	2,639	2,864	3,138
Per capita income maintenance	115	106	102	107	117
Per capita unemployment insurance benefits	66	75	73	135	240
Per capita retirement and other	2,228	2,301	2,464	2,622	2,781
Per capita dividends, interest, and rent	7,822	7,583	8,474	8,376	8,355
Place of work profile					
Earnings by place of work ($000)	31,257,720	34,261,741	35,492,799	35,284,872	35,160,477
Wage and salary disbursements	23,384,886	25,495,767	26,670,676	27,168,581	26,743,216
Supplements to wages and salaries	4,178,912	4,545,131	4,793,483	5,033,005	5,179,329
Employer contrib. for employee pens.& insur. funds	2,508,793	2,743,254	2,930,014	3,103,525	3,234,553
Employer contrib. for government social insurance	1,670,119	1,801,877	1,863,469	1,929,480	1,944,776
Proprietors' income	3,693,922	4,220,843	4,028,640	3,083,286	3,237,932
Nonfarm proprietors' income	3,696,226	4,222,379	4,028,253	3,082,820	3,237,521
Farm proprietors' income	-2,304	-1,536	387	466	411
Total full-time and part-time employment	675,580	686,966	702,575	703,293	692,213
Wage and salary jobs	598,041	612,753	624,281	623,301	606,986
Number of proprietors	77,539	74,213	78,294	79,992	85,227
Number of nonfarm proprietors 5/	77,464	74,138	78,220	79,920	85,155
Number of farm proprietors	75	75	74	72	72
Average earnings per job (dollars)	46,268	49,874	50,518	50,171	50,794
Average wage and salary disbursements	39,102	41,609	42,722	43,588	44,059
Average nonfarm proprietors' income	47,715	56,953	51,499	38,574	38,019

See footnotes at end of table.

Footnotes for Table CA30
Regional Economic Profiles

1/ Total earnings less contributions for government social insurance adjusted to place of residence.

2/ Consists largely of supplemental security income payments, family assistance, general assistance payments, food stamp payments, and other assistance payments, including emergency assistance.

3/ Census Bureau midyear population estimates. Estimates for 2000-2002 reflect county population estimates available as of April 2004.

4/ Type of income divided by population yields a per capita measure for that type of income.

5/ Excludes limited partners.

6/ Cibola, NM was separated from Valencia in June 1981, but in these estimates Valencia includes Cibola through the end of 1981.

7/ La Paz County, AZ was separated from Yuma County on January 1, 1983. The Yuma, AZ MSA contains the area that became La Paz County, AZ through 1982 and excludes it beginning with 1983.

8/ Estimates for 1979 forward reflect Alaska Census Areas as defined by the Census Bureau; those for prior years reflect Alaska Census Divisions as defined in the 1970 Decennial Census. Estimates from 1988 forward separate Aleutian Islands Census Area into Aleutians East Borough and Aleutians West Census Area. Estimates for 1991 forward separate Denali Borough from Yukon-Koyukuk Census Area and Lake and Peninsula Borough from Dillingham Census Area. Estimates from 1993 forward separate Skagway-Yakutat-Angoon Census Area into Skagway-Hoonah-Angoon Census Area and Yakutat Borough.

9/ Shawano, WI and Menominee, WI are combined as Shawano (incl. Menominee), WI for the years prior to 1989.

10/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

o All state and local area dollar estimates are in current dollars (not adjusted for inflation).

(L) Less than $50,000 or less than 10 jobs, as appropriate, but the estimates for this item are included in the totals.

(N) Data not available for this year.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 29, 2005(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
NDE	IndyMac Bancorp, Inc. of CA	NYSE	Southern CA	Thrift	16,825	10	12-31	/	33.33	2,066
DSL	Downey Financial Corp. of CA	NYSE	Southern CA,AZ	Thrift	15,649	170	12-31	01/71	60.69	1,690
WES	Westcorp of Irvine CA	NYSE	California	Thrift	15,545	18	12-31	05/86	42.72	2,217
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	7,469	29	12-31	12/83	51.30	846
CCBI	Commercial Capital Bcrp of CA	NASDAQ	Southern CA	Thrift	5,024	3	12-31	12/02	20.15	1,099
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Southern CA	Thrift	3,873	26	03-31	03/96	27.51	701
PROV	Provident Fin. Holdings of CA	NASDAQ	Southern CA	M.B.	1,516	12	06-30	06/96	30.00	210
BHBC	Beverly Hills Bncorp Inc of CA	NASDAQ		Thrift	1,301 S	0		/	10.74	227
HWFG	Harrington West Fncl Grp of CA	NASDAQ	South CA,KS,AZ	Thrift	1,082 S	11	12-31	11/02	16.80	89
FPTB	First PacTrust Bancorp of CA	NASDAQ	Southern CA	Thrift	675 S	9	12-31	08/02	26.40	120
KFED	K-Fed Bancorp MHC of CA (39.1)	NASDAQ	Southern CA	Thrift	609	4	12-31	03/04	13.15	194
PPBI	Pacific Premier Bncrp of CA	NASDAQ	Southern CA	Thrift	543	3	12-31	06/97	10.80	57
BOFI	Bofi Holding, Inc. Of CA	NASDAQ	San Diego, CA	Thrift	513	1		/	11.40	52
BYFC	Broadway Financial Corp. of CA	NASDAQ	Los Angeles CA	Thrift	277	4	12-31	01/96	11.05	17
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	NASDAQ	Miami FL	Thrift	8,915	41	09-30	12/85	26.17	791
BFCF	BFC Financial Corp. of FL	NASDAQ	Florida	Thrift	6,955	73	12-31	/	9.70	273
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	6,357	73	12-31	11/83	17.15	1,031
FFFL	Fidelity Bankshares, Inc of FL	NASDAQ	Southeast FL	Thrift	3,471	42	12-31	05/01	23.40	572
HARB	Harbor Florida Bancshrs of FL	NASDAQ	EastCentral FL	Thrift	2,805	33	09-30	03/98	33.85	806
FFLC	FFLC Bancorp of Leesburg FL	NASDAQ	Central FL	Thrift	1,065	14	12-31	01/94	41.06	222
FDT	Federal Trust Corp of FL	AMEX	Northcentral FL	Thrift	546 S	5	12-31	12/97	10.30	82
FCFL	First Community Bk Corp of FL	NASDAQ	West Central FL	Thrift	226 S	3	12-31	/	24.05	53
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,PA,NJ,CT,RI	M.B.	54,471	522	12-31	08/86	22.03	7,690
NYB	New York Community Bcrp of NY (3)	NYSE	NY,NJ	Thrift	24,037	151	12-31	11/93	18.10	4,800
AF	Astoria Financial Corp. of NY	NYSE	New York City NY	Thrift	23,416	86	12-31	11/93	24.98	2,755
HCBK	Hudson Cty Bcp MHC of NJ(34.1) (3)	NASDAQ	New Jersey	Thrift	20,147	82	12-31	07/99	35.00	6,515
ICBC	Independence Comm Bnk Cp of NY (3)	NASDAQ	NY,NJ	Thrift	17,754	81	12-31	03/98	39.24	3,333
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Northern NJ	Thrift	6,433	55	12-31	01/03	17.12	1,268
NWSB	Northwest Bcrp MHC of PA(43.0) (3)	NASDAQ	PA,NY,OH,MD	Thrift	6,333	146	06-30	11/94	21.07	1,064
FNFG	First Niagara Fin. Group of NY (3)	NASDAQ	North/Central NY	Thrift	5,078	47	12-31	01/03	12.93	1,067
PRTR	Partners Trust Fin. Grp. of NY (3)	NASDAQ	Central NY	Thrift	3,652	17	12-31	07/04	10.35	514
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	New York City NY	Thrift	3,377	20	12-31	06/96	15.16	563
TRST	TrustCo Bank Corp NY of NY	NASDAQ	NY,FL,VT	Thrift	2,864	61	12-31	/	11.23	837
PBCP	Provident Bancorp, Inc. of NY	NASDAQ	Southeastern NY	Thrift	2,554	20	09-30	01/04	12.16	558
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington DE,PA	Div.	2,503	21	12-31	11/86	53.97	382
KNBT	KNBT Bancorp, Inc. of PA	NASDAQ	Eastern PA	Thrift	2,415	40	12-31	11/03	14.86	456
KRNY	Kearny Fin Cp MHC of NJ (30.0)	NASDAQ	New Jersey	Thrift	2,088 P	25	06-30	02/05	11.13	810
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	New York City NY	Thrift	2,058	11	12-31	11/95	17.97	346
PFSB	PennFed Fin. Services of NJ	NASDAQ	Northern NJ	Thrift	1,980	22	06-30	07/94	14.75	201
OCFC	OceanFirst Fin. Corp of NJ	NASDAQ	Eastern NJ	Thrift	1,914	17	12-31	07/96	22.92	299
PVSA	Parkvale Financial Corp of PA	NASDAQ	Southwestern PA	Thrift	1,914	39	06-30	07/87	29.99	168
ESBF	ESB Financial Corp. of PA	NASDAQ	Western PA	Thrift	1,395	17	12-31	06/90	13.19	141
FMCO	FMS Fin Corp. of Burlington NJ	NASDAQ	Southern NJ	Thrift	1,250	40	12-31	12/88	19.85	129
WGBC	Willow Grove Bancorp Inc of PA	NASDAQ	Philadelphia PA	Thrift	993	14	06-30	04/02	16.37	159
SFFS	Sound Fed Bancorp, Inc. of NY	NASDAQ	NY,CT	Thrift	984	10	03-31	01/03	15.15	191
SYNF	Synergy Financial Group of NJ	NASDAQ	Central NJ	Thrift	861	18	12-31	01/04	11.74	146
NEPF	Northeast PA Fin. Corp of PA	NASDAQ	Northeast PA	Thrift	834	16	09-30	04/98	22.78	91
CSBK	Clifton Svg Bp MHC of NJ(45.0)	NASDAQ	Northeast NJ	Thrift	832	10	03-31	03/04	11.18	341
BCSB	BCSB Bankcorp MHC of MD (36.3)	NASDAQ	Northeast MD	Thrift	776	16	09-30	07/98	14.92	88
HARL	Harleysville Svgs Fin Cp of PA	NASDAQ	Southeastern PA	Thrift	727	5	09-30	08/87	19.00	73
ABBC	Abington Com Bcp MHC PA (45.0)	NASDAQ	Souteastern PA	Thrift	718	8	12-31	12/04	13.08	208
SVBI	Severn Bancorp, Inc. of MD	NASDAQ	Central Maryland	Thrift	689 S	2	12-31	/	20.03	167
FSBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Southwestern PA	Thrift	647	13	09-30	06/88	24.48	65

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 29, 2005(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
PBCI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Northern NJ	Thrift	640	9	12-31	11/89	23.30	116
THRD	TF Fin. Corp. of Newtown PA	NASDAQ	PA,NJ	Thrift	629	14	12-31	07/94	29.89	88
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	616	5	03-31	10/94	18.80	47
FKFS	First Keystone Fin., Inc of PA	NASDAQ	Southeastern PA	Thrift	569	7	09-30	01/95	22.00	42
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	553 S	5	07-31	08/88	11.77	87
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	NASDAQ	Southeastern NJ	Thrift	529	6	12-31	12/04	10.81	95
WVFC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh PA	Thrift	423	6	06-30	11/93	17.25	42
ONFC	Oneida Fincl MHC of NY (42.5) (3)	NASDAQ	Central NY	Thrift	422	9	12-31	12/98	11.61	87
GAFC	Greater Atlant. Fin Corp of VA	NASDAQ	North. VA,DC,MD	Thrift	396	9	09-30	06/99	6.15	19
ALLB	Alliance Bank MHC of PA (20.0) (3)	NASDAQ	Southeastern PA	Thrift	382 S	8	12-31	03/95	29.75	102
ESBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	NY,PA	Thrift	319	6	12-31	03/85	31.51	35
LARL	Laurel Capital Group Inc of PA	NASDAQ	Southwestern PA	Thrift	308	8	06-30	02/87	22.01	43
PBHC	Pathfinder BC MHC of NY (35.3) (3)	NASDAQ	Central NY	Thrift	302	6	12-31	11/95	17.89	44
GCBC	Green Co Bcrp MHC of NY (43.9) (3)	NASDAQ	Southeast NY	Thrift	287	6	06-30	12/98	35.20	72
ROME	Rome Bncp Inc MHC of NY (38.5) (3)	NASDAQ	Central NY	Thrift	268	4	12-31	10/99	23.00	97
ALFC	Atlantic Liberty Fincl of NY	NASDAQ	Brooklyn, NY	Thrift	185	2	03-31	10/02	24.10	41
IFSB	Independence FSB of DC	NASDAQ	Washington DC,MD	Thrift	184 S	4	12-31	06/85	9.75	15
GOV	Gouverneur Bcp MHC of NY(42.6)	AMEX	Northern NY	Thrift	110	2	09-30	03/99	13.90	32
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI	NYSE	MI,IN	Thrift	13,126	95	12-31	04/97	19.60	1,203
CFB	Commercial Federal Corp. of NE	NYSE	CO,NE,IA,KS,OK	M.B.	11,452	191	12-31	12/84	27.07	1,063
MAFB	MAF Bancorp, Inc. of IL	NASDAQ	Chicago IL	Thrift	9,681	41	12-31	01/90	41.40	1,378
CFFN	Capitol Fd Fn MHC of KS (29.5)	NASDAQ	Kansas	Thrift	8,550	35	09-30	04/99	35.32	2,616
ABCW	Anchor BanCorp Wisconsin of WI	NASDAQ	Wisconsin	M.B.	3,934	54	03-31	07/92	28.20	647
BKMU	Bank Mutual Corp of WI	NASDAQ	WI,MN	Thrift	3,445	69	12-31	10/03	11.70	860
TONE	TierOne Corp. of Lincoln NE	NASDAQ	NE,IA,KS	Thrift	3,048	58	12-31	10/02	23.47	429
FPFC	First Place Fin. Corp. of OH	NASDAQ	Northeast OH	Thrift	2,385	24	06-30	01/99	18.81	282
UCFC	United Community Fin. of OH	NASDAQ	Youngstown OH,PA	Thrift	2,288	34	12-31	07/98	10.75	335
NASB	NASB Fin, Inc. of Grandview MO	NASDAQ	Western MO	Thrift	1,418	9	09-30	09/85	39.12	331
CTZN	Citizens First Bancorp of MI	NASDAQ	Southeast MI	Thrift	1,349 S	15	12-31	03/01	22.65	187
CITZ	CFS Bancorp, Inc of Munster IN	NASDAQ	IN,IL	Thrift	1,315	19	12-31	07/98	13.90	172
FDEF	First Defiance Fin. Corp of OH	NASDAQ	Northwest OH	Thrift	1,127	17	12-31	10/95	26.95	169
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	1,004	8	12-31	04/98	25.87	123
HMNF	HMN Financial, Inc. of MN	NASDAQ	Southeast MN,IA	Thrift	961	13	12-31	06/94	30.22	134
PCBI	Peoples Community Bcrp. of OH	NASDAQ	Southwest OH	Thrift	873	15	09-30	03/00	23.90	93
HFFC	HF Financial Corp. of SD	NASDAQ	SD,MN	Thrift	849	34	06-30	04/92	22.25	79
MFSF	MutualFirst Fin. Inc. of IN	NASDAQ	Eastcentral IN	Thrift	839	17	12-31	12/99	23.80	112
LNCB	Lincoln Bancorp of IN	NASDAQ	Central IN	Thrift	829 S	9	12-31	12/98	18.30	98
CASH	First Midwest Fin., Inc. of IA	NASDAQ	IA,SD	Thrift	808	16	09-30	09/93	22.80	57
PVFC	PVF Capital Corp. of Solon OH	NASDAQ	Cleveland OH	R.E.	802	15	06-30	12/92	13.40	94
PFSL	Pocahontas Bancorp, Inc. of AR	NASDAQ	Northeast AR	Thrift	735	21	09-30	04/98	15.95	74
PULB	Pulaski Fin Cp of St. Louis MO	NASDAQ	St. Louis MO	Thrift	692	7	09-30	12/98	20.11	111
HFBC	HopFed Bancorp, Inc. of KY	NASDAQ	Southwest KY	Thrift	573 S	8	12-31	02/98	16.64	61
FFSX	First Federal Bankshares of IA	NASDAQ	IA,NE	Thrift	571	15	06-30	04/99	22.12	81
PFDC	Peoples Bancorp of Auburn IN	NASDAQ	Northeast IN,MI	Thrift	492	15	09-30	07/87	20.95	70
FFFD	North Central Bancshares of IA	NASDAQ	Central IA	Thrift	463	9	12-31	03/96	40.55	62
ASBI	Ameriana Bancorp of IN	NASDAQ	Eastern IN	Thrift	429	9	12-31	03/87	14.55	46
MFBC	MFB Corp. of Mishawaka IN	NASDAQ	Northern IN	Thrift	428 J	7	09-30	03/94	28.20	38
FCAP	First Capital, Inc. of IN	NASDAQ	Southern IN	Thrift	424 S	12	12-31	01/99	18.94	53
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Central OH	Thrift	391	11	03-31	01/03	15.65	57
LSBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Central IN	Thrift	355	5	12-31	02/95	25.75	37
CFSB	Citizens First Fin Corp. of IL	NASDAQ	Central IL	Thrift	328	5	12-31	05/96	33.50	52
FFBI	First Federal Bancshares of IL	NASDAQ	Westcentrl IL,MO	Thrift	312	8	12-31	09/00	24.10	32
KFFB	KY Fst Fed Bp MHC of KY (45.0)	NASDAQ	Central KY	Thrift	295 P	4	06-30	03/05	11.00	95
MCBF	Monarch Community Bncrp of MI	NASDAQ	Southcentral MI	Thrift	281 S	5	12-31	08/02	13.90	38
FBEI	First Bancorp of Indiana of IN	NASDAQ	Evansville IN	Thrift	278	7	06-30	04/99	19.75	32
CHEV	Cheviot Fin Cp MHC of OH(45.0)	NASDAQ	Cincinnati, OH	Thrift	277	4	12-31	01/04	11.20	111
RIVR	River Valley Bancorp of IN	NASDAQ	Southeast IN	Thrift	274 S	5	12-31	12/96	21.20	34
FFHS	First Franklin Corp. of OH	NASDAQ	Cincinnati OH	Thrift	274	7	12-31	01/88	18.20	30
PFED	Park Bancorp of Chicago IL	NASDAQ	Chicago IL	Thrift	270 S	3	12-31	08/96	30.96	33

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 29, 2005(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
FBSI	First Bancshares, Inc. of MO	NASDAQ	Southcentral MO	Thrift	260	10	06-30	12/93	21.05	34
UCBC	Union Community Bancorp of IN	NASDAQ	W.Central IN	Thrift	257	6	12-31	12/97	16.75	32
JXSB	Jcksnville Bcp MHC of IL(47.5)	NASDAQ	Central IL	Thrift	253	8	12-31	04/95	15.99	31
FBTC	First BancTrust Corp of IL	NASDAQ	Eastcentral IL	Thrift	231	3	12-31	04/01	12.20	30
NEIB	Northeast Indiana Bncrp of IN	NASDAQ	Northeast IN	Thrift	229	3	12-31	06/95	21.00	30
BRBI	Blue River Bancshares of IN	NASDAQ	Central IN	Thrift	214 S	4	12-31	06/98	5.14	18
ASBP	ASB Financial Corp. of OH	NASDAQ	Southern OH	Thrift	173	2	06-30	05/95	22.50	38
HLFC	Home Loan Financial Corp of OH	NASDAQ	Central OH	Thrift	160	3	06-30	03/98	19.61	33
HCFC	Home City Fin. Corp. of OH	NASDAQ	Southwest OH	Thrift	158 S	2	12-31	12/96	15.10	12
GCFC	Central Federal Corp. of OH	NASDAQ	Northeast OH	Thrift	148 S	3	12-31	12/98	10.62	23
FFDF	FFD Financial Corp of Dover OH	NASDAQ	Northeast OH	Thrift	138	3	06-30	04/96	14.95	18
PSFC	Peoples Sidney Fin. Corp of OH	NASDAQ	WestCentral OH	Thrift	135	4	06-30	04/97	13.40	19
FFFS	First Fed Serv MHC of IL(45.0)	NASDAQ	West Central IL	Thrift	134 S	1	12-31	06/04	14.13	55
PBNC	PFS Bancorp Inc. of Aurora IN	NASDAQ	Southeastern IN	Thrift	127 S	3	12-31	10/01	16.40	24
CIBI	Community Inv. Bncp, Inc of OH	NASDAQ	NorthCentral OH	Thrift	119	3	06-30	02/95	13.15	14
FNFI	First Niles Fin., Inc. of OH	NASDAQ	Central Ohio	Thrift	99	1	12-31	10/98	15.25	21
New England Companies										
PBCT	Peoples Bank MHC of CT (41.8) (3)	NASDAQ	CT	Div.	10,718	155	12-31	07/88	39.95	3,751
NAL	NewAlliance Bancshares of CT (3)	NYSE	Connecticut	Thrift	6,264	74	12-31	04/04	14.33	1,636
BRKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Eastern MA	Thrift	1,694	6	12-31	07/02	14.85	878
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,310	14	12-31	06/00	34.00	200
MASB	MassBank Corp. of Reading MA (3)	NASDAQ	Eastern MA	Thrift	976	15	12-31	05/86	37.50	164
WRO	Woronoco Bancorp, Inc. of MA (3)	AMEX	Southwest MA	Thrift	918	9	12-31	03/99	34.48	132
WFD	Westfield Finl MHC of MA(43.8) (3)	AMEX	Southwestern MA	Thrift	797	10	12-31	12/01	23.30	232
NMIL	Newmil Bancorp, Inc. of CT (3)	NASDAQ	Western CT	Thrift	745	20	12-31	02/86	28.01	118
SIFI	SI Fin Gp Inc MHC of CT (40.0) (3)	NASDAQ	Northeastern CT	Thrift	625	16	12-31	10/04	11.05	139
NHTB	NH Thrift Bancshares of NH	NASDAQ	Central NH	Thrift	596 S	14	12-31	05/86	16.66	69
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Eastern MA	Thrift	547	7	12-31	12/88	41.36	86
LSBX	LSB Corp of No. Andover MA (3)	NASDAQ	Northeastern MA	Thrift	518	6	12-31	05/86	17.75	77
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Eastern MA	Thrift	509	10	03-31	10/86	28.05	45
PSBH	PSB Hldgs Inc MHC of CT (46.3) (3)	NASDAQ	Northeastern CT	Thrift	325	4	06-30	10/04	10.10	70
NVSL	Naug Vlly Fin MHC of CT (45.0)	NASDAQ	Southwestern CT	Thrift	265	5	12-31	10/04	10.72	82
MFLR	Mayflower Co-Op. Bank of MA (3)	NASDAQ	Southeastern MA	Thrift	230	5	04-30	12/87	15.41	32
North-West Companies										
WFSL	Washington Federal, Inc. of WA	NASDAQ	WA,OR,AZ,ID,UT	Thrift	7,544	118	09-30	11/82	22.97	1,990
STSA	Sterling Financial Corp of WA	NASDAQ	WA,ID,MT,OR	M.B.	6,942	83	12-31	06/83	35.44	813
FMSB	First Mutual Bncshrs Inc of WA (3)	NASDAQ	Western WA	Thrift	1,004	10	12-31	12/85	26.00	137
HRZB	Horizon Financial Corp. of WA (3)	NASDAQ	Northwest WA	Thrift	933	16	03-31	08/86	18.70	189
FBNW	FirstBank NW Corp. of WA	NASDAQ	West WA,ID,OR	Thrift	770	20	03-31	07/97	28.19	84
RPFG	Ranier Pacific Fin Group of WA (3)	NASDAQ	Western WA	Thrift	752	12	12-31	10/03	16.00	123
RVSB	Riverview Bancorp, Inc. of WA	NASDAQ	Southwest WA	Thrift	542	13	03-31	10/97	21.25	102
TSBK	Timberland Bancorp, Inc. of WA	NASDAQ	Westcentral WA	Thrift	534	15	09-30	01/98	22.58	88
South-East Companies										
NTBK	NetBank, Inc. of Alpharetta GA	NASDAQ	Atlanta GA	Thrift	4,622	1	12-31	07/97	8.44	393
FFCH	First Fin. Holdings Inc. of SC	NASDAQ	Charleston SC,NC	Thrift	2,457	44	09-30	11/83	27.94	344
CFCP	Coastal Fin. Corp. of SC	NASDAQ	SC,NC	Thrift	1,384	18	09-30	09/90	13.87	243
CHFN	Charter Fincl MHC of GA (19.3)	NASDAQ	SW GA, East. AL	Thrift	1,127	8	09-30	10/01	33.01	647
FFBH	First Fed. Bancshares of AR	NASDAQ	Northern AR	Thrift	752	15	12-31	05/96	24.56	125
TSH	Teche Hlding Cp of N Iberia LA	AMEX	Southern LA	Thrift	672	14	09-30	04/95	36.00	81
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	NASDAQ	SE GA, NE FL	Thrift	629 P	13	12-31	10/04	12.61	183
CSBC	Citizens South Banking of NC	NASDAQ	Southwest NC	Thrift	509	9	12-31	10/02	12.95	96
CFFC	Community Fin. Corp. of VA	NASDAQ	Central VA	Thrift	379	8	03-31	03/88	22.44	47
JFBI	Jefferson Bancshares Inc of TN	NASDAQ	Eastern TN	Thrift	303	1	06-30	07/03	13.03	102
SSFC	South Street Fin. Corp. of NC	NASDAQ	South Central NC	Thrift	215 S	2	12-31	10/96	9.74	30

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 29, 2005(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
South-East Companies (continued)										
GSLA	GS Financial Corp. of LA	NASDAQ	New Orleans LA	Thrift	200	4	12-31	04/97	19.00	25
PEDE	Great Pee Dee Bancorp of SC	NASDAQ	Northeast SC	Thrift	172	2	06-30	12/97	14.80	27
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	144	3	09-30	02/95	14.92	11
UTBI	United Tenn. Bankshares of TN	NASDAQ	Eastern TN	Thrift	123 S	3	12-31	01/98	19.31	23
South-West Companies										
FBTX	Franklin Bank Corp of TX (3)	NASDAQ	Houston TX	Thrift	3,480	16	12-31	12/03	17.75	389
AABC	Access Anytime Bancorp of NM	NASDAQ	Eastern NM	Thrift	368	7	12-31	08/86	14.09	24
GUPB	GFSB Bancorp, Inc of Gallup NM	NASDAQ	Northwest NM	Thrift	217	2	06-30	06/95	20.35	23
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	NASDAQ	NM,CO,AZ	Thrift	1,889	4	12-31	10/96	12.43	82
HOME	Home Fed Bncp MHC of ID (41.0)	NASDAQ	Idaho	Thrift	618	14	09-30	12/04	12.40	189
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 03/29/05

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of March 25, 2005

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	20.76	378.42	1.01	13.81	18.69	156.18	16.80	172.37	20.25	0.46	2.19	34.64	2,578	11.02	0.48	0.78	8.14	0.72	7.05
Special Selection Grouping(8)	20.86	90.36	1.10	15.59	19.09	141.17	11.70	158.76	22.39	0.49	2.33	43.97	776	8.63	0.78	0.70	8.32	0.62	7.22
Comparable Group																			
Special Comparative Group(8)																			
FFSX First Federal Bankshares of IA	22.12	80.78	1.69	19.69	13.91	112.34	14.14	151.61	13.09	0.40	1.81	23.67	571	12.59	1.21	0.96	8.09	1.02	8.60
CASH First Midwest Fin., Inc. of IA	22.80	56.84	1.62	18.58	16.52	122.71	7.03	132.40	14.07	0.52	2.28	32.10	808	5.73	0.09	0.44	7.42	0.52	8.70
HFFC HF Financial Corp. of SD	22.25	79.10	1.46	15.28	13.82	145.62	9.32	160.19	15.24	0.44	1.98	30.14	849	6.40	0.41	0.69	10.96	0.62	9.94
HMNF HMN Financial, Inc. of MN	30.22	133.57	1.93	18.95	14.39	159.47	13.90	167.70	15.66	0.88	2.91	45.60	961	8.72	0.51	1.01	11.30	0.93	10.38
HFBC HopFed Bancorp, Inc. of KY	16.64	60.54	1.01	13.48	15.13	123.44	10.56	139.25	16.48	0.48	2.88	47.52	573	8.56	NA	0.73	8.39	0.67	7.70
LNCB Lincoln Bancorp of IN	18.30	98.22	0.71	18.87	26.14	96.98	11.85	134.07	25.77	0.56	3.06	NM	829	12.22	NA	0.59	4.48	0.60	4.54
MFSF MutualFirst Fin. Inc. of IN	23.80	112.05	1.45	18.66	20.34	127.55	13.35	128.86	16.41	0.52	2.18	35.86	839	10.47	0.64	0.67	5.93	0.83	7.35
PVFC PVF Capital Corp. of Solon OH	13.40	94.26	0.55	9.21	17.63	145.49	11.75	145.49	24.36	0.30	2.24	54.55	802	8.07	1.54	0.71	8.46	0.51	6.12
PCBI Peoples Community Bcrp. of OH	23.90	93.19	0.62	19.51	31.45	122.50	10.67	133.15	38.55	0.60	2.51	NM	873	8.71	1.03	0.34	4.30	0.28	3.51
PFSL Pocahontas Bancorp, Inc. of AR	15.95	74.04	0.49	11.48	23.12	138.94	10.08	192.87	32.55	0.32	2.01	65.31	735	7.26	0.74	0.44	6.06	0.31	4.31
PULB Pulaski Fin Cp of St. Louis MO	20.11	111.39	0.59	7.80	17.49	257.82	16.10	260.83	34.08	0.36	1.79	61.02	692	6.24	0.86	1.12	16.08	0.58	8.25

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-West Companies; Assets $500 Million-$1 Billion;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of March 25, 2005

Financial Institution	Market Capitalization Price/Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/Assets (%)	NPAs/Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	20.76	378.42	1.01	13.81	18.69	156.18	16.80	172.37	20.25	0.46	2.19	34.64	2,578	11.02	0.48	0.78	8.14	0.72	7.05
Special Selection Grouping(8)	24.63	567.76	1.11	15.74	17.33	159.95	15.92	180.73	18.73	0.68	2.77	44.80	4,580	10.18	0.57	0.73	7.77	0.63	6.60
Comparable Group																			
Special Comparative Group(8)																			
ABCW Anchor BanCorp Wisconsin of WI	28.20	647.44	1.62	13.97	14.61	201.86	16.46	215.60	17.41	0.50	1.77	30.86	3,934	8.15	0.54	1.16	14.34	0.97	12.04
BKMU Bank Mutual Corp of WI	11.70	859.77	0.40	9.12	29.25	128.29	24.96	140.12	29.25	0.24	2.05	60.00	3,445	19.45	0.23	0.92	4.11	0.92	4.11
CITZ CFS Bancorp, Inc of Munster IN	13.90	172.15	-0.47	11.94	NM	116.42	13.09	117.50	NM	0.48	3.45	NM	1,315	11.25	NA	-0.45	-4.27	-0.40	-3.78
CFFN Capitol Fd Fn MHC of KS (29.5)	35.32	769.91	-1.25	11.43	NM	309.01	30.60	309.01	NM	2.00	5.66	NM	8,550	9.90	0.10	-1.09	-10.13	-1.09	-10.13
CTZN Citizens First Bancorp of MI	22.65	187.34	1.04	19.56	20.97	115.80	13.89	126.54	21.78	0.36	1.59	34.62	1,349	11.99	0.71	0.73	5.64	0.71	5.43
CFB Commercial Federal Corp. of NE	27.07	1062.61	1.97	20.11	13.88	134.61	9.28	172.97	13.74	0.54	1.99	27.41	11,452	6.89	0.69	0.65	10.02	0.66	10.12
EFC EFC Bancorp, Inc of Elgin IL	25.87	122.75	1.57	18.03	17.97	143.48	12.23	143.48	16.48	0.65	2.51	41.40	1,004	8.52	0.29	0.72	8.38	0.78	9.13
FDEF First Defiance Fin. Corp of OH	26.95	169.25	1.51	20.20	15.67	133.42	15.02	156.78	17.85	0.88	3.27	58.28	1,127	11.26	0.18	1.00	8.60	0.88	7.55
FPFC First Place Fin. Corp. of OH	18.81	281.94	0.83	15.20	24.12	123.75	11.82	181.39	22.66	0.56	2.98	67.47	2,385	9.55	0.61	0.57	5.54	0.61	5.90
FBC Flagstar Bancorp, Inc. of MI	19.60	1202.62	1.70	11.98	8.38	163.61	9.16	163.61	11.53	1.00	5.10	58.82	13,126	5.60	0.99	1.18	20.49	0.86	14.89
MAFB MAF Bancorp, Inc. of IL	41.40	1377.50	2.86	29.28	13.57	141.39	14.23	209.94	14.48	0.92	2.22	32.17	9,681	10.06	0.34	1.09	10.96	1.03	10.27
NASB NASB Fin, Inc. of Grandview MO	39.12	330.76	1.95	16.31	12.58	239.85	23.33	245.42	20.06	0.90	2.30	46.15	1,418	9.73	1.24	1.97	19.67	1.23	12.33
TONE TierOne Corp. of Lincoln NE	23.47	429.22	1.27	15.15	18.05	154.92	14.08	192.53	18.48	0.20	0.85	15.75	3,048	9.09	0.46	0.94	8.44	0.92	8.25
UCFC United Community Fin. of OH	10.75	335.42	0.51	8.09	18.86	132.88	14.66	155.35	21.08	0.33	3.07	64.71	2,288	11.03	0.97	0.82	7.04	0.73	6.30

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and *assets balances*.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-West Companies; Assets Over $1 Billion;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit III-3
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2004 (000)	Proj. Pop. 2009	2000-2004 % Change	2004-2009 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
TierOne Corp. of Lincoln, NE	Lancaster	250	264	281	5.3%	6.5%	24,008	108.9%	4.9%
United Community Financial Corp. of OH	Mahoning	258	250	241	-2.9%	-3.7%	20,271	87.4%	20.8%
First Place Fin. Corp. of OH	Trumbull	225	222	218	-1.3%	-1.7%	20,097	86.7%	21.5%
CFS Bancorp, Inc. of Munster, IN	Lake	485	490	496	1.1%	1.3%	21,765	96.5%	8.9%
Citizens First Bancorp, Inc. of MI	St. Clair	164	169	176	3.1%	4.3%	23,932	97.8%	29.6%
Bank Mutual Corp. of WI	Milwaukee	940	935	928	-0.6%	-0.8%	21,943	91.6%	2.7%
First Defiance Fin. Corp. of OH	Defiance	40	39	39	-0.9%	-1.2%	21,495	92.7%	36.2%
EFC Bancorp, Inc. of Elgin, IL	Kane	404	470	551	16.2%	17.3%	27,629	107.2%	7.8%
HF Financial Corp. of Sioux Falls, SD	Minnehaha	148	155	164	4.9%	5.8%	22,922	116.5%	1.0%
MutualFirst Financial, Inc. of Muncie, IN	Delaware	119	118	116	-0.9%	-1.2%	20,778	92.2%	20.7%
	Averages:	303	311	321	2.4%	2.6%	22,484	97.7%	15.4%
	Medians:	238	236	230	0.3%	0.3%	21,854	94.6%	14.8%
BankFinancial Corporation	Cook	5,377	5,364	5,342	-0.2%	-0.4%	25,692	99.7%	0.5%

(1) Total institution deposits in headquarters county as percent of total county deposits.

EXHIBIT IV-1
Stock Prices:
As of April 1, 2005

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of April 1, 2005

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(145)	21.03	19,588	412.5	24.77	18.50	21.22	-0.76	-4.53	-6.26	1.25	1.13	14.69	13.30	162.57
SAIF-Insured Thrifts(120)	20.60	16,069	356.6	24.12	17.99	20.76	-0.66	-3.79	-5.70	1.22	1.09	14.54	13.32	164.28
BIF-Insured Thrifts(25)	23.11	36,449	680.3	27.87	20.94	23.42	-1.27	-8.08	-8.92	1.37	1.34	15.41	13.21	154.37
NYSE Traded Companies(13)	28.77	96,708	2,221.0	33.53	24.46	28.92	-0.61	-1.95	-7.50	2.14	1.72	17.80	15.18	226.90
AMEX Traded Companies(8)	21.67	4,480	89.7	25.63	19.77	21.67	0.02	1.57	-6.95	1.18	1.13	16.01	15.47	189.60
NASDAQ Listed OTC Companies(124)	20.15	12,051	233.9	23.76	17.78	20.36	-0.83	-5.17	-6.08	1.16	1.07	14.28	12.97	153.96
California Companies(13)	28.31	23,590	776.8	31.89	22.82	28.46	-0.38	0.18	-5.66	2.21	1.57	17.12	16.32	228.71
Florida Companies(8)	22.69	24,767	558.8	26.42	18.41	22.49	1.05	8.81	-9.71	1.17	1.17	10.49	10.01	140.62
Mid-Atlantic Companies(37)	19.21	38,067	746.4	23.73	16.89	19.57	-1.49	-9.14	-9.31	1.09	1.00	12.69	10.81	147.67
Mid-West Companies(51)	20.39	8,528	175.9	24.02	18.36	20.56	-0.74	-5.79	-4.19	1.15	1.05	15.89	14.59	163.84
New England Companies(11)	24.59	20,198	323.8	28.86	22.65	24.79	-0.82	-1.00	-6.67	1.32	1.30	16.16	14.96	166.47
North-West Companies(8)	23.82	18,042	443.8	26.43	20.87	23.89	-0.45	0.43	-5.48	1.56	1.49	15.70	13.55	159.63
South-East Companies(13)	18.19	8,395	119.2	21.11	16.36	18.23	-0.11	-3.90	-5.49	0.89	0.72	13.88	13.25	133.48
South-West Companies(3)	15.78	11,797	199.2	17.02	13.67	15.92	-0.50	-4.48	-4.87	0.86	0.59	12.56	7.57	187.69
Western Companies (Excl CA)(1)	12.15	6,621	80.4	13.91	9.95	12.43	-2.25	6.58	-2.88	3.31	6.66	13.94	13.94	285.28
Thrift Strategy(137)	20.61	16,849	346.8	24.33	18.19	20.78	-0.74	-4.95	-6.21	1.21	1.10	14.60	13.27	159.44
Mortgage Banker Strategy(6)	26.44	83,552	1,907.4	29.38	22.12	26.65	-0.72	4.46	-6.35	1.89	1.58	15.55	12.31	207.32
Real Estate Strategy(1)	13.18	7,034	92.7	16.34	11.65	13.40	-1.64	-10.77	-4.49	0.76	0.55	9.21	9.21	114.08
Diversified Strategy(1)	52.12	7,086	369.3	62.75	45.03	53.97	-3.43	2.70	-13.13	3.66	3.57	27.70	27.55	353.23
Companies Issuing Dividends(134)	21.23	20,447	426.7	24.95	18.77	21.42	-0.74	-4.21	-6.16	1.26	1.14	14.83	13.46	160.09
Companies Without Dividends(11)	18.55	8,499	228.5	22.46	15.12	18.69	-1.00	-8.67	-7.51	1.08	1.06	12.97	11.19	194.65
Equity/Assets <6%(15)	19.24	18,603	423.7	22.67	17.13	19.38	-0.43	-6.23	-6.41	1.48	1.47	12.85	11.45	237.26
Equity/Assets 6-12%(93)	23.21	15,024	356.2	27.18	20.30	23.44	-0.92	-3.50	-5.90	1.44	1.24	15.40	14.32	180.80
Equity/Assets >12%(37)	16.42	30,912	544.0	19.71	14.66	16.53	-0.49	-6.39	-7.06	0.72	0.77	13.63	11.48	92.48
Converted Last 3 Mths (no MHC)(138)	21.08	19,064	402.8	24.81	18.61	21.27	-0.78	-4.86	-6.14	1.24	1.15	14.87	13.44	164.37
Actively Traded Companies(13)	27.12	44,161	1,076.4	32.18	24.62	27.54	-1.78	-7.10	-8.21	1.73	1.68	17.62	15.24	200.81
Market Value Below $20 Million(9)	11.55	1,635	15.8	15.25	10.99	11.51	-0.06	-16.36	-6.09	0.04	-0.39	11.01	10.73	134.43
Holding Company Structure(139)	21.02	20,213	426.0	24.68	18.46	21.19	-0.71	-4.31	-6.01	1.26	1.15	14.73	13.28	162.22
Assets Over $1 Billion(57)	23.44	44,070	943.7	27.49	20.34	23.67	-0.91	-4.43	-8.41	1.56	1.40	14.57	12.36	172.75
Assets $500 Million-$1 Billion(42)	21.33	5,156	99.0	24.62	18.53	21.51	-0.65	0.54	-5.21	1.29	1.26	14.85	13.70	168.04
Assets $250-$500 Million(24)	19.77	2,583	43.4	23.32	18.01	19.93	-0.72	-8.75	-3.42	1.17	0.97	16.15	15.15	175.57
Assets less than $250 Million(22)	15.61	1,703	25.3	19.59	14.20	15.73	-0.65	-9.37	-5.80	0.45	0.38	13.06	12.89	110.91
Goodwill Companies(103)	22.23	24,620	529.8	25.89	19.44	22.38	-0.60	-3.74	-6.07	1.34	1.16	15.16	13.22	169.14
Non-Goodwill Companies(42)	17.98	6,685	111.6	21.91	16.11	18.26	-1.19	-6.53	-6.74	1.03	1.05	13.50	13.50	145.72
Acquirors of FSLIC Cases(5)	26.72	31,688	964.0	31.97	22.46	27.01	-2.51	-13.25	-7.78	1.14	0.76	18.54	17.45	239.05

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly *Thrift* Market Line - Part One
Prices As Of April 1, 2005

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(27)	17.41	19,543	163.8	20.35	15.01	17.48	-0.81	0.38	-6.97	0.37	0.34	8.82	8.29	68.56
SAIF-Insured Thrifts(16)	15.09	19,140	115.5	17.94	13.60	15.28	-1.44	2.50	-6.68	0.14	0.16	8.18	7.82	56.26
BIF-Insured Thrifts(11)	21.12	20,189	241.0	24.20	17.26	20.99	0.21	-3.01	-7.43	0.74	0.63	9.84	9.06	88.24
AMEX Traded Companies(2)	19.55	6,120	61.8	21.25	14.16	18.60	4.08	0.66	-4.56	0.51	0.47	9.93	9.93	64.09
NASDAQ Listed OTC Companies(25)	17.23	20,662	172.3	20.27	15.08	17.39	-1.21	0.36	-7.17	0.36	0.33	8.73	8.16	68.94
California Companies(1)	12.01	14,715	68.3	15.62	10.47	13.15	-8.67	-11.04	-19.72	0.30	0.29	6.23	5.92	41.40
Mid-Atlantic Companies(13)	16.46	17,884	98.1	19.74	14.71	16.71	-1.59	-5.91	-7.36	0.46	0.48	8.59	7.90	77.74
Mid-West Companies(5)	17.47	19,695	179.6	19.40	14.77	17.53	0.27	3.45	-2.07	0.01	0.02	9.29	8.61	68.16
New England Companies(5)	19.58	26,193	368.0	21.40	15.09	19.02	1.88	9.08	-4.92	0.59	0.43	9.08	8.83	65.12
South-East Companies(2)	22.83	17,074	98.8	29.65	21.19	22.81	-1.19	3.57	-17.68	0.37	0.29	10.80	10.54	50.67
Western Companies (Excl CA)(1)	12.21	15,209	76.1	13.24	11.60	12.40	-1.53	22.10	-2.71	0.02	0.01	6.59	6.59	40.65
Thrift Strategy(26)	16.47	16,569	106.1	19.38	14.51	16.58	-0.95	-0.66	-7.46	0.30	0.32	8.66	8.16	66.74
Diversified Strategy(1)	41.02	93,900	1,606.5	44.48	27.58	39.95	2.68	26.49	5.48	2.13	0.88	12.78	11.61	114.14
Companies Issuing Dividends(22)	18.89	18,237	178.7	22.24	15.96	18.91	-0.42	-2.41	-7.93	0.42	0.37	9.27	8.67	74.83
Companies Without Dividends(5)	11.21	25,029	101.0	12.42	10.99	11.48	-2.45	12.10	-2.94	0.13	0.20	6.95	6.72	42.23
Equity/Assets <6%(1)	14.38	5,900	30.8	21.25	13.15	14.92	-3.62	-25.80	-14.15	0.13	0.15	7.41	6.97	131.46
Equity/Assets 6-12%(9)	25.53	29,642	367.6	29.55	21.22	25.75	-1.42	-5.57	-6.63	0.64	0.49	10.94	9.98	114.77
Equity/Assets >12%(17)	13.77	15,593	75.7	15.97	12.19	13.74	-0.35	4.72	-6.71	0.26	0.28	7.91	7.57	43.12
Holding Company Structure(23)	17.23	16,200	108.1	20.25	15.10	17.28	-0.40	0.79	-6.94	0.31	0.33	8.94	8.39	71.07
Assets Over $1 Billion(6)	28.36	62,159	637.4	32.86	23.73	28.10	0.66	0.81	-5.09	0.52	0.23	11.36	10.22	88.24
Assets $500 Million-$1 Billion(9)	13.46	14,228	77.3	15.99	11.95	13.61	-1.95	3.54	-9.89	0.20	0.25	7.40	7.29	57.77
Assets $250-$500 Million(10)	16.17	6,307	33.7	18.90	14.15	16.35	-0.72	-6.72	-5.73	0.43	0.46	8.88	8.17	73.90
Assets less than $250 Million(2)	14.05	3,102	19.3	15.94	11.25	14.02	0.25	20.64	-4.73	0.44	0.43	8.62	8.62	41.22
Goodwill Companies(12)	17.57	25,333	229.2	21.34	15.17	17.76	-1.91	-3.37	-8.67	0.50	0.40	8.79	7.80	77.95
Non-Goodwill Companies(15)	17.27	14,580	107.7	19.50	14.87	17.24	0.14	3.60	-5.51	0.25	0.29	8.85	8.72	60.52
MHC Institutions(27)	17.41	19,543	163.8	20.35	15.01	17.48	-0.81	0.38	-6.97	0.37	0.34	8.82	8.29	68.56
MHC Converted Last 3 Months(27)	17.41	19,543	163.8	20.35	15.01	17.48	-0.81	0.38	-6.97	0.37	0.34	8.82	8.29	68.56

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) *EPS (earnings per share)* is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and *secondary offerings*.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of April 1, 2005

	Financial Institution	Market Capitalization Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	25.05	110,305	2,763.1	27.81	22.17	24.98	0.28	-1.11	-6.00	1.99	2.04	12.42	10.74	212.28
BBX	BankAtlantic Bancorp of FL	17.23	60,090	1,035.4	20.12	14.37	17.15	0.47	1.06	-13.42	1.18	1.38	7.81	6.36	105.79
CFB	Commercial Federal Corp. of NE	26.62	39,254	1,044.9	30.38	24.22	27.07	-1.66	-4.55	-10.40	1.95	1.97	20.11	15.65	291.73
DSL	Downey Financial Corp. of CA	60.97	27,854	1,698.3	65.20	46.40	60.69	0.46	14.22	6.96	3.87	3.05	36.18	36.06	561.82
FED	FirstFed Financial Corp. of CA	50.47	16,499	832.7	55.25	38.16	51.30	-1.62	10.08	-2.70	3.99	3.77	28.94	28.62	452.69
FBC	Flagstar Bancorp, Inc. of MI	19.27	61,358	1,182.4	25.59	18.00	19.60	-1.68	-24.70	-14.73	2.34	1.70	11.98	11.98	213.92
NDE	IndyMac Bancorp, Inc. of CA	33.79	61,995	2,094.8	39.15	29.21	33.33	1.38	-9.17	-1.92	3.41	-1.18	20.39	19.07	271.40
NYB	New York Community Bcrp of NY*	18.02	265,191	4,778.7	34.12	17.04	18.10	-0.44	-47.17	-12.40	1.34	1.72	12.02	4.32	90.64
NAL	NewAlliance Bancshares of CT*	13.90	114,159	1,586.8	15.76	12.92	14.33	-3.00	39.00	-9.15	0.04	0.36	12.41	8.26	54.87
PFB	PFF Bancorp, Inc. of Pomona CA	27.45	25,468	699.1	31.45	23.03	27.51	-0.22	8.97	-11.14	1.75	1.62	13.62	13.57	152.08
PFS	Provident Fin. Serv. Inc of NJ*	16.95	74,079	1,255.6	19.70	15.91	17.12	-0.99	-9.60	-12.49	0.67	0.64	15.35	9.38	86.84
SOV	Sovereign Bancorp, Inc. of PA	22.09	349,061	7,710.8	23.80	19.31	22.03	0.27	2.51	-2.04	1.30	1.31	14.29	7.47	156.05
WES	Westcorp of Irvine CA	42.21	51,895	2,190.5	47.59	37.25	42.72	-1.19	-4.83	-8.10	4.01	4.01	25.82	25.81	299.55
AMEX Traded Companies															
BHL	Berkshire Hills Bancorp of MA*	33.70	5,874	198.0	39.20	32.46	34.00	-0.88	-3.44	-9.29	1.96	1.83	22.43	21.19	223.04
CNY	Carver Bancorp, Inc. of NY	18.70	2,480	46.4	24.00	17.85	18.80	-0.53	-19.91	-6.50	1.28	2.14	18.37	18.37	248.41
EFC	EFC Bancorp, Inc of Elgin IL	25.55	4,745	121.2	28.49	23.00	25.87	-1.24	-7.76	-1.92	1.44	1.57	18.03	18.03	211.57
FDT	Federal Trust Corp of FL	10.54	7,925	83.5	10.75	7.40	10.30	2.33	34.27	3.33	0.42	0.37	4.90	4.90	68.87
GOV	Gouverneur Bcp MHC of NY(42.6)	13.90	2,284	13.5	16.50	11.50	13.90	0.00	-0.71	-6.71	0.38	0.36	8.00	8.00	48.13
SZB	SouthFirst Bancshares of AL	14.82	719	10.7	18.75	14.82	14.92	-0.67	-7.37	-3.77	-0.71	-1.49	14.41	13.65	200.05
TSH	Teche Hlding Cp of N Iberia LA	36.75	2,242	82.4	41.75	34.10	36.00	2.08	3.52	-3.92	2.56	2.49	26.82	25.03	299.73
WSB	Washington SB, FSB of Bowie MD	11.66	7,378	86.0	16.45	8.76	11.77	-0.93	11.69	-26.57	1.32	1.01	7.13	7.13	75.50
WFD	Westfield Finl MHC of MA(43.8)*	25.20	9,955	110.1	26.00	16.81	23.30	8.15	2.02	-2.40	0.64	0.58	11.86	11.86	80.05
WRO	Woronoco Bancorp, Inc. of MA(8)*	34.48	3,834	132.2	40.20	27.75	34.48	0.00	-4.09	-6.00	0.67	1.31	21.23	20.39	239.51
NASDAQ Listed OTC Companies															
ASBP	ASB Financial Corp. of OH	21.71	1,702	37.0	29.24	19.78	22.50	-3.51	-14.86	-1.32	1.19	1.17	10.96	10.96	101.62
ABBC	Abington Com Bcp MHC PA (45.0)	12.69	15,870	90.6	13.75	12.45	13.08	-2.98	26.90	-5.09	0.31	0.31	7.75	7.75	45.24
AABC	Access Anytime Bancorp of NM	14.49	1,698	24.6	15.01	13.00	14.09	2.84	-1.43	-3.27	0.66	0.24	12.30	5.70	216.45
ALLB	Alliance Bank MHC of PA (20.0)*	29.03	3,441	20.0	41.50	26.45	29.75	-2.42	-26.51	-26.58	0.69	0.69	10.42	10.42	110.95
ASBI	Ameriana Bancorp of IN	13.50	3,151	42.5	18.00	13.05	14.55	-7.22	-20.59	-15.84	0.45	0.39	12.26	12.08	136.01
ABCW	Anchor BanCorp Wisconsin of WI	27.48	22,959	630.9	29.75	23.94	28.20	-2.55	5.77	-5.73	1.93	1.62	13.97	13.08	171.37
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	12.10	14,548	70.4	15.15	11.37	12.61	-4.04	21.00	-12.13	0.26	0.26	6.78	6.57	43.83
ALFC	Atlantic Liberty Fincl of NY	23.02	1,693	39.0	25.22	16.48	24.10	-4.48	19.03	-2.04	1.16	1.48	16.34	16.34	109.54
BCSB	BCSB Bankcorp MHC of MD (36.3)	14.38	5,900	30.8	21.25	13.15	14.92	-3.62	-25.80	-14.15	0.13	0.15	7.41	6.97	131.46
BFCF	BFC Financial Corp. of FL(8)	9.33	28,141	262.6	11.34	6.91	9.70	-3.81	-14.95	-7.81	0.39	0.39	3.92	0.78	247.14
BKMU	Bank Mutual Corp of WI	11.74	73,485	862.7	12.59	9.65	11.70	0.34	4.45	-3.53	0.40	0.40	9.12	8.35	46.88
BKUNA	BankUnited Fin. Corp. of FL	26.93	30,239	814.3	32.95	24.18	26.17	2.90	-8.46	-15.71	1.76	1.68	16.39	15.46	294.81
BHBC	Beverly Hills Bncorp Inc of CA	10.43	21,138	220.5	11.34	7.06	10.74	-2.89	5.35	3.27	0.93	0.93	8.05	7.90	63.34
BRBI	Blue River Bancshares of IN	5.07	3,406	17.3	6.85	5.05	5.14	-1.36	-21.03	-2.12	0.06	0.05	4.77	3.73	62.73
BOFI	Bofi Holding, Inc. Of CA(8)	11.29	4,563	51.5	12.00	10.46	11.40	-0.96	12.90	12.90	0.36	0.38	5.74	5.74	112.45
BYFC	Broadway Financial Corp. of CA	11.45	1,520	17.4	13.94	11.01	11.05	3.62	-15.19	-8.33	1.07	0.97	8.91	8.91	181.93
BRKL	Brookline Bancorp, Inc. of MA*	14.58	59,143	862.3	16.45	13.75	14.85	-1.82	-8.30	-10.66	0.30	0.28	9.89	9.89	28.65
CITZ	CFS Bancorp, Inc of Munster IN	13.88	12,385	171.9	15.10	12.44	13.90	-0.14	-6.03	-2.73	-0.53	-0.47	11.94	11.83	106.15
CFFN	Capitol Fd Fn MHC of KS (29.5)	35.02	74,073	763.4	37.31	29.27	35.32	-0.85	-3.02	-2.72	-1.25	-1.25	11.43	11.43	115.42
CEBK	Central Bncrp of Somerville MA*	27.05	1,589	43.0	37.87	26.00	28.05	-3.57	-28.82	-6.72	1.19	0.91	24.39	22.98	320.57
GCFC	Central Federal Corp. of OH	10.60	2,185	23.2	18.00	10.15	10.62	-0.19	-19.15	-20.90	-1.14	-1.04	8.42	8.42	67.94
CHFN	Charter Fincl MHC of GA (19.3)	33.56	19,599	127.3	44.15	31.01	33.01	1.67	-13.86	-23.24	0.48	0.31	14.81	14.51	57.51
CHEV	Cheviot Fin Cp MHC of OH(45.0)	11.70	9,919	52.2	13.24	10.17	11.20	4.46	-11.09	-7.14	0.13	0.23	7.86	7.86	27.89
CTZN	Citizens First Bancorp of MI	22.01	8,264	181.9	26.40	20.53	22.65	-2.83	-9.27	-8.97	1.00	0.96	19.71	18.07	168.61
CSBC	Citizens South Banking of NC	13.50	7,432	100.3	14.35	12.40	12.95	4.25	-1.75	-5.40	0.40	0.44	9.74	8.74	68.48
CSBK	Clifton Svg Bp MHC of NJ(45.0)	11.10	30,530	152.5	13.49	10.50	11.18	-0.72	-17.47	-8.64	0.15	0.15	6.65	6.65	27.24
CFCP	Coastal Fin. Corp. of SC	14.85	17,536	260.4	18.44	10.74	13.87	7.07	10.57	-14.75	0.89	0.86	5.09	5.09	78.90
CCBI	Commercial Capital Bcrp of CA	20.11	54,520	1,096.4	24.99	14.70	20.15	-0.20	-14.32	-13.24	1.03	0.97	11.47	4.80	92.15
CFFC	Community Fin. Corp. of VA	22.44	2,081	46.7	24.55	18.20	22.44	0.00	2.65	1.13	1.77	1.77	14.98	14.98	182.02
CIBI	Community Inv. Bncp, Inc of OH	13.25	1,070	14.2	16.00	12.87	13.15	0.76	-15.17	-10.17	0.82	0.76	12.38	12.38	110.86
DCOM	Dime Community Bancshars of NY*	14.96	37,166	556.0	21.14	14.83	15.16	-1.32	-28.11	-16.47	1.24	1.24	7.58	6.08	90.87
ESBF	ESB Financial Corp. of PA	12.98	10,683	138.7	15.65	10.63	13.19	-1.59	-9.48	-10.17	0.94	0.87	9.15	8.46	130.54
ESBK	Elmira Svgs Bank, FSB of NY*	30.82	1,096	33.8	33.35	26.87	31.51	-2.19	6.61	-0.58	2.37	2.06	20.32	19.91	291.03
FFDF	FFD Financial Corp of Dover OH	14.99	1,178	17.7	16.75	13.00	14.95	0.27	5.94	-6.37	0.59	0.48	14.35	14.35	117.48

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of April 1, 2005

		Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
		Price/	Outst-	Capital-			Last	Last	52 Wks	Dec 31,	12 Mo.	Core	Value/	Value/	Assets/
	Financial Institution	Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	2004(2)	EPS(3)	EPS(3)	Share	Share(4)	Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
	NASDAQ Listed OTC Companies (continued)														
FFLC	FFLC Bancorp of Leesburg FL(8)	41.18	5,408	222.7	42.50	24.26	41.06	0.29	50.40	17.32	1.85	1.79	15.62	15.62	196.98
FMCO	FMS Fin Corp. of Burlington NJ	19.75	6,502	128.4	23.00	15.15	19.85	-0.50	9.72	-5.95	1.35	1.28	10.82	10.42	192.25
FSBI	Fidelity Bancorp, Inc. of PA	24.38	2,643	64.4	25.49	19.75	24.48	-0.41	5.72	-3.25	1.69	1.53	15.72	14.65	244.68
FFFL	Fidelity Bankshares, Inc of FL	23.05	24,425	563.0	28.85	20.41	23.40	-1.50	-5.10	-19.15	0.94	0.98	10.29	10.17	142.09
FBTC	First BancTrust Corp of IL	12.25	2,495	30.6	13.75	11.05	12.20	0.41	-4.97	3.29	0.49	0.41	11.04	11.04	92.55
FBEI	First Bancorp of Indiana of IN	19.25	1,609	31.0	21.25	19.00	19.75	-2.53	-9.71	-0.77	0.30	0.17	18.57	17.34	172.73
FBSI	First Bancshares, Inc. of MO	21.49	1,602	34.4	22.75	18.25	21.05	2.09	4.27	4.83	1.82	1.81	17.85	17.57	162.34
FCAP	First Capital, Inc. of IN	18.90	2,800	52.9	24.25	18.60	18.94	-0.21	-16.00	-10.00	1.24	1.23	16.06	13.94	151.51
FCFL	First Community Bk Corp of FL	24.60	2,115	52.0	29.43	18.10	24.05	2.29	15.55	-10.93	0.96	0.92	11.17	10.96	114.33
FDEF	First Defiance Fin. Corp of OH	25.75	6,280	161.7	29.99	22.01	26.95	-4.45	-4.56	-10.75	1.72	1.51	20.20	17.19	179.41
FFFS	First Fed Serv MHC of IL(45.0)	14.20	3,920	25.0	15.37	11.00	14.13	0.50	42.00	-2.74	0.49	0.49	9.24	9.24	34.31
FFBH	First Fed. Bancshares of AR	23.50	5,094	119.7	26.00	18.00	24.56	-4.32	14.91	4.35	1.53	1.45	14.78	14.78	147.56
FFBI	First Federal Bancshares of IL	24.59	1,330	32.7	33.67	20.10	24.10	2.03	-25.62	14.32	1.35	1.11	18.14	16.94	234.95
FFSX	First Federal Bankshares of IA	21.80	3,652	79.6	24.00	20.00	22.12	-1.45	3.02	-4.39	1.59	1.69	19.69	14.59	156.45
FFCH	First Fin. Holdings Inc. of SC	27.62	12,307	339.9	34.14	26.82	27.94	-1.15	-7.47	-15.64	2.05	2.10	13.61	11.80	199.61
FFHS	First Franklin Corp. of OH	18.20	1,655	30.1	22.00	17.63	18.20	0.00	-1.09	-7.61	0.41	0.28	14.57	14.57	165.54
FKFS	First Keystone Fin., Inc of PA	21.34	1,931	41.2	28.99	21.10	22.00	-3.00	-25.12	-9.58	1.03	0.81	15.36	15.36	294.60
CASH	First Midwest Fin., Inc. of IA	23.24	2,493	57.9	26.00	20.26	22.80	1.93	3.20	0.17	1.38	1.62	18.58	17.22	324.28
FMSB	First Mutual Bncshrs Inc of WA*	26.10	5,288	138.0	26.80	21.55	26.00	0.38	6.75	1.60	1.76	1.53	11.24	11.24	189.82
FNFG	First Niagara Fin. Group of NY*	12.86	82,517	1,061.2	14.85	11.49	12.93	-0.54	-7.28	-7.81	0.66	0.68	11.25	7.06	61.54
FNFI	First Niles Fin., Inc. of OH	15.97	1,385	22.1	20.70	14.69	15.25	4.72	-12.49	-12.68	0.75	0.62	11.85	11.85	71.65
FPTB	First PacTrust Bancorp of CA	25.53	4,645	118.6	27.97	19.53	26.40	-3.30	13.22	-6.65	1.09	1.08	17.09	17.09	145.20
FPFC	First Place Fin. Corp. of OH	17.58	14,989	263.5	23.27	16.44	18.81	-6.54	-2.98	-21.48	0.78	0.83	15.20	10.37	159.14
FBNW	FirstBank NW Corp. of WA	28.00	2,989	83.7	29.75	24.50	28.19	-0.67	-5.88	-1.44	2.11	1.78	23.89	17.28	257.47
FFIC	Flushing Fin. Corp. of NY*	17.78	19,232	341.9	21.49	16.35	17.97	-1.06	-5.63	-11.37	1.18	1.20	8.35	8.15	107.01
FBTX	Franklin Bank Corp of TX*	17.07	21,896	373.8	19.03	14.33	17.75	-3.83	-7.53	-6.47	1.06	0.94	12.82	9.43	158.92
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	20.35	1,147	23.3	25.25	19.00	20.35	0.00	-16.94	-11.52	1.15	1.25	16.67	16.67	189.41
GSLA	GS Financial Corp. of LA	18.99	1,305	24.8	20.00	17.73	19.00	-0.05	-4.57	5.50	0.15	0.53	22.18	22.18	153.31
PEDE	Great Pee Dee Bancorp of SC	15.00	1,815	27.2	18.50	14.75	14.80	1.35	-8.54	-0.20	0.68	0.64	14.76	14.24	94.67
GAFC	Greater Atlant. Fin Corp of VA	6.06	3,012	18.3	7.75	5.70	6.15	-1.46	-20.26	-3.04	-0.81	-2.61	5.86	5.44	131.53
GCBC	Green Co Bcrp MHC of NY (43.9)*	35.05	2,057	31.7	35.40	28.16	35.20	-0.43	-0.82	6.34	1.50	1.51	15.40	15.40	139.71
HFFC	HF Financial Corp. of SD	20.75	3,555	73.8	24.74	14.05	22.25	-6.74	17.56	13.70	1.61	1.46	15.28	13.89	238.78
HMNF	HMN Financial, Inc. of MN	30.75	4,420	135.9	33.50	24.51	30.22	1.75	12.02	-6.79	2.10	1.93	18.95	18.02	217.35
HARB	Harbor Florida Bancshrs of FL	33.78	23,809	804.3	36.42	26.02	33.85	-0.21	15.57	-2.40	1.77	1.69	12.39	12.22	117.82
HARL	Harleysville Svgs Fin Cp of PA	18.40	3,840	70.7	26.00	15.45	19.00	-3.16	-0.38	1.88	1.28	1.23	11.77	11.77	189.31
HWFG	Harrington West Fncl Grp of CA	16.72	5,279	88.3	19.70	15.40	16.80	-0.48	-3.91	-11.30	1.56	1.47	9.98	9.05	204.84
HIFS	Hingham Inst. for Sav. of MA*	40.40	2,082	84.1	44.50	39.50	41.36	-2.32	1.00	-7.97	2.80	2.77	21.29	21.29	262.75
HCFC	Home City Fin. Corp. of OH	15.70	824	12.9	18.25	14.55	15.10	3.97	-0.51	1.95	0.79	0.79	15.13	14.79	192.22
HOME	Home Fed Bncp MHC of ID (41.0)	12.21	15,209	76.1	13.24	11.60	12.40	-1.53	22.10	-2.71	0.02	0.01	6.59	6.59	40.65
HLFC	Home Loan Financial Corp of OH	18.25	1,689	30.8	21.87	18.25	19.61	-6.94	-7.59	-9.88	1.00	0.93	13.51	13.51	94.90
HFBC	HopFed Bancorp, Inc. of KY	16.50	3,638	60.0	17.95	16.03	16.64	-0.84	-4.35	-3.57	1.10	1.01	13.48	11.95	157.53
HRZB	Horizon Financial Corp. of WA*	18.21	10,121	184.3	22.56	16.73	18.70	-2.62	-3.65	-11.52	1.30	1.16	10.69	10.64	92.15
HCBK	Hudson Cty Bcp MHC of NJ(34.1)(8)*	36.42	186,146	2,310.7	41.00	31.40	35.00	4.06	-4.46	-1.09	1.29	1.24	7.54	7.54	108.23
ICBC	Independence Comm Bnk Cp of NY*	38.90	84,929	3,303.7	43.38	34.83	39.24	-0.87	-4.96	-8.64	2.50	2.57	27.13	12.59	209.04
IFSB	Independence FSB of DC	9.20	1,552	14.3	21.00	8.53	9.75	-5.64	-56.13	-16.29	-2.12	-3.19	11.03	11.03	118.63
JXSB	Jcksnville Bcp MHC of IL(47.5)	15.20	1,966	14.1	19.25	13.20	15.99	-4.94	-23.04	-10.17	0.45	0.42	10.52	8.99	128.86
JFBI	Jefferson Bancshares Inc of TN	12.50	7,822	97.8	13.99	11.30	13.03	-4.07	-9.55	-4.94	0.49	0.50	11.27	11.27	38.73
KFED	K-Fed Bancorp MHC of CA (39.1)	12.01	14,715	68.3	15.62	10.47	13.15	-8.67	-11.04	-19.72	0.30	0.29	6.23	5.92	41.40
KNBT	KNBT Bancorp, Inc. of PA	15.15	30,657	464.5	17.65	14.17	14.86	1.95	-13.82	-10.36	0.57	0.55	12.31	10.62	78.78
KFFB	KY Fst Fed Bp MHC of KY (45.0)	11.24	8,596	43.5	11.84	10.20	11.00	2.18	12.40	12.40	0.21	0.21	7.42	5.51	34.32
KRNY	Kearny Fin Cp MHC of NJ (30.0)	11.10	72,738	242.2	12.02	10.95	11.13	-0.27	11.00	11.00	0.16	0.16	6.61	5.45	28.70
LSBX	LSB Corp of No. Andover MA*	17.74	4,337	76.9	21.89	15.00	17.75	-0.06	0.00	-4.21	1.08	1.38	13.34	13.34	119.55
LSBI	LSB Fin. Corp. of Lafayette IN*	25.75	1,437	37.0	27.90	20.95	25.75	0.00	5.62	-0.96	2.27	1.99	21.15	21.15	247.07
LARL	Laurel Capital Group Inc of PA	21.88	1,940	42.4	26.20	19.39	22.01	-0.59	-7.87	1.58	0.93	0.92	14.28	12.48	159.02
LNCB	Lincoln Bancorp of IN	18.98	5,367	101.9	20.30	16.12	18.30	3.72	-6.50	-1.61	0.70	0.71	18.87	13.65	154.44
MAFB	MAF Bancorp, Inc. of IL	40.80	33,273	1,357.5	47.25	39.27	41.40	-1.45	-7.40	-8.97	3.05	2.86	29.28	19.72	290.97
MFBC	MFB Corp. of Mishawaka IN	28.20	1,332	37.6	35.00	26.62	28.20	0.00	-11.88	-6.00	2.02	1.30	26.81	26.81	321.27
MASB	MassBank Corp. of Reading MA*	37.68	4,382	165.1	41.99	32.05	37.50	0.48	-5.80	0.61	1.68	1.48	25.11	24.86	222.77
MTXC	Matrix Bancorp, Inc. of CO	12.15	6,621	80.4	13.91	9.95	12.43	-2.25	6.58	-2.88	3.31	6.66	13.94	13.94	285.28
MFLR	Mayflower Co-Op. Bank of MA*	15.44	2,054	31.7	20.20	14.67	15.41	0.19	-15.40	-12.52	0.88	0.77	8.97	8.93	112.15
MCBF	Monarch Community Bncrp of MI	14.33	2,710	38.8	15.80	12.00	13.90	3.09	-10.16	10.23	-0.01	-0.10	15.39	11.68	103.54
MFSF	MutualFirst Fin. Inc. of IN	22.80	4,708	107.3	24.91	20.94	23.80	-4.20	-6.21	-6.37	1.17	1.45	18.66	18.47	178.29
NASB	NASB Fin, Inc. of Grandview MO	39.55	8,455	334.4	47.88	34.27	39.12	1.10	0.15	-1.03	3.11	1.95	16.31	15.94	167.66
NHTB	NH Thrift Bancshares of NH	16.73	4,167	69.7	18.45	13.81	16.66	0.42	12.28	1.39	1.22	1.22	10.52	7.61	142.91
NVSL	Naug Vlly Fin MHC of CT (45.0)	10.47	7,604	35.8	11.85	10.26	10.72	-2.33	4.70	-2.70	0.01	0.21	6.78	6.75	34.91

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of April 1, 2005

	Financial Institution	Market Capitalization Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
NTBK	NetBank, Inc. of Alpharetta GA	8.34	46,528	388.0	12.44	8.25	8.44	-1.18	-33.12	-19.88	-0.15	-1.78	8.90	7.20	99.34
NMIL	Newmil Bancorp, Inc. of CT*	28.66	4,197	120.3	32.33	26.36	28.01	2.32	-0.56	-8.14	2.01	1.98	13.25	11.29	177.41
FFFD	North Central Bancshares of IA	40.34	1,531	61.8	41.98	35.91	40.55	-0.52	6.44	-2.77	3.53	3.53	27.13	23.88	302.24
NEIB	Northeast Indiana Bncrp of IN	20.87	1,421	29.7	23.20	20.00	21.00	-0.62	-2.89	3.83	0.69	0.98	18.33	18.33	160.92
NEPF	Northeast PA Fin. Corp of PA(8)	22.80	3,976	90.7	22.98	15.16	22.78	0.09	23.98	0.80	0.93	0.73	14.62	12.07	209.68
NWSB	Northwest Bcrp MHC of PA(43.0)*	21.09	50,486	447.8	26.32	19.85	21.07	0.09	-16.57	-15.94	1.06	1.04	11.17	8.08	125.44
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	10.60	8,763	42.4	13.05	10.51	10.81	-1.94	6.00	-12.40	-0.03	0.28	6.86	6.86	60.35
OCFC	OceanFirst Fin. Corp of NJ	22.81	13,024	297.1	25.99	21.30	22.92	-0.48	-8.83	-7.46	1.38	0.83	10.59	10.49	146.98
ONFC	Oneida Fincl MHC of NY (42.5)*	11.87	7,525	37.7	14.50	8.74	11.61	2.24	-14.36	-13.67	0.44	0.50	7.00	5.23	56.13
PBNC	PFS Bancorp Inc. of Aurora IN	16.50	1,474	24.3	24.26	14.77	16.40	0.61	-19.08	-6.57	0.59	0.59	18.57	18.54	86.26
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	10.41	6,943	33.4	12.25	10.10	10.10	3.07	4.10	-13.25	0.10	0.25	7.53	7.53	46.78
PVFC	PVF Capital Corp. of Solon OH	13.18	7,034	92.7	16.34	11.65	13.40	-1.64	-10.77	-4.49	0.76	0.55	9.21	9.21	114.08
PPBI	Pacific Premier Bncrp of CA	10.89	5,259	57.3	15.13	9.80	10.80	0.83	-18.37	-17.87	1.28	1.40	8.37	8.37	103.28
PBCI	Pamrapo Bancorp, Inc. of NJ	22.00	4,975	109.5	29.50	19.45	23.30	-5.58	-24.24	-11.04	1.60	1.60	11.08	11.08	128.62
PFED	Park Bancorp of Chicago IL	29.66	1,072	31.8	35.05	29.66	30.96	-4.20	-2.88	-3.39	2.37	2.23	28.53	28.53	252.03
PVSA	Parkvale Financial Corp of PA	27.54	5,589	153.9	33.20	25.21	29.99	-8.17	-7.12	-4.34	1.83	1.74	19.32	13.34	342.40
PRTR	Partners Trust Fin. Grp. of NY*	10.26	49,662	509.5	17.74	9.35	10.35	-0.87	-42.00	-11.93	0.24	0.35	10.87	5.36	73.53
PBHC	Pathfinder BC MHC of NY (35.3)*	17.25	2,450	14.9	19.07	14.77	17.89	-3.58	-7.06	2.99	0.57	0.32	8.91	7.09	123.28
PFSB	PennFed Fin. Services of NJ	14.72	13,649	200.9	18.27	13.90	14.75	-0.20	-17.86	-8.46	0.99	1.00	9.04	9.00	145.03
PFDC	Peoples Bancorp of Auburn IN	19.85	3,365	66.8	28.00	19.01	20.95	-5.25	-18.88	-6.72	1.36	1.42	19.40	18.58	146.21
PBCT	Peoples Bank MHC of CT (41.8)*	41.02	93,900	1,606.5	44.48	27.58	39.95	2.68	26.49	5.48	2.13	0.88	12.78	11.61	114.14
PCBI	Peoples Community Bcrp. of OH	24.10	3,899	94.0	24.50	19.90	23.90	0.84	18.43	1.99	0.76	0.62	19.51	17.95	223.99
PSFC	Peoples Sidney Fin. Corp of OH	13.40	1,433	19.2	17.95	13.40	13.40	0.00	-17.54	-6.69	0.69	0.69	12.26	12.26	94.47
PFSL	Pocahontas Bancorp, Inc. of AR	15.99	4,642	74.2	18.11	14.60	15.95	0.25	-4.54	3.76	0.69	0.49	11.48	8.27	158.23
PBCP	Provident Bancorp, Inc. of NY	12.04	45,911	552.8	13.80	9.77	12.16	-0.99	1.60	-8.72	0.28	0.34	9.29	5.53	55.62
PROV	Provident Fin. Holdings of CA	29.70	7,012	208.3	30.96	22.30	30.00	-1.00	16.11	3.09	2.52	0.80	16.60	16.59	216.27
PBIP	Prudential Bncp MHC PA (45.0)*	9.45	12,564	53.4	10.05	9.45	10.00	-5.50	-5.50	-5.50	0.21	0.23	6.94	6.94	36.20
PULB	Pulaski Fin Cp of St. Louis MO	20.65	5,539	114.4	21.35	16.00	20.11	2.69	10.13	0.73	1.15	0.59	7.80	7.71	124.92
RPFG	Ranier Pacific Fin Group of WA*	15.70	7,672	120.5	18.35	15.22	16.00	-1.88	-3.27	-12.29	0.47	0.47	12.88	12.85	97.99
RIVR	River Valley Bancorp of IN	21.74	1,607	34.9	24.30	19.82	21.20	2.55	-7.05	-3.38	1.51	1.28	13.91	13.89	170.65
RVSB	Riverview Bancorp, Inc. of WA	21.50	4,805	103.3	22.50	19.26	21.25	1.18	6.44	-4.44	1.34	1.56	14.26	12.21	112.78
ROMED	Rome Bancorp, Inc. of Rome NY*	10.02	9,595	96.1	15.43	9.48	10.25	-2.24	-34.04	-21.66	0.29	0.28	9.35	9.35	33.53
SIFI	SI Fin Gp Inc MHC of CT (40.0)*	10.81	12,564	54.3	12.40	10.70	11.05	-2.17	8.10	-11.76	0.05	0.25	6.43	6.41	49.72
SVBI	Severn Bancorp, Inc. of MD	19.80	8,318	164.7	24.39	13.03	20.03	-1.15	27.58	-17.84	1.55	1.52	7.23	7.19	84.59
SFFS	Sound Fed Bancorp, Inc. of NY	15.44	12,608	194.7	16.25	12.51	15.15	1.91	3.62	-4.98	0.46	0.47	10.40	9.29	78.08
SSFC	South Street Fin. Corp. of NC	9.66	3,059	29.5	10.80	9.05	9.74	-0.82	-7.65	-4.36	0.28	0.28	8.46	8.46	70.35
STSA	Sterling Financial Corp of WA	35.50	22,936	814.2	41.25	28.57	35.44	0.17	5.88	-9.58	2.45	2.39	20.49	14.72	302.68
SYNF	Synergy Financial Group of NJ	12.37	12,452	154.0	13.69	9.00	11.74	5.37	20.21	-7.96	0.34	0.34	8.36	8.28	69.12
THRD	TF Fin. Corp. of Newtown PA	28.89	2,944	85.1	33.00	26.30	29.89	-3.35	-11.03	-9.72	2.23	2.23	20.80	19.26	213.65
TONE	TierOne Corp. of Lincoln NE	23.34	18,288	426.8	25.95	19.77	23.47	-0.55	0.47	-6.08	1.30	1.27	15.15	12.19	166.67
TSBK	Timberland Bancorp, Inc. of WA	22.20	3,897	86.5	25.00	21.00	22.58	-1.68	-3.60	-2.84	1.46	1.45	19.03	17.04	137.10
TRST	TrustCo Bank Corp NY of NY	11.15	74,540	831.1	14.19	11.00	11.23	-0.71	-17.77	-19.14	0.76	0.64	3.03	3.02	38.42
UCBC	Union Community Bancorp of IN	16.24	1,928	31.3	19.14	15.75	16.75	-3.04	-11.93	-11.50	0.93	0.93	17.34	15.94	133.25
UCFC	United Community Fin. of OH	10.80	31,202	337.0	13.99	10.00	10.75	0.47	-18.12	-3.57	0.57	0.51	8.09	6.92	73.32
UTBI	United Tenn. Bankshares of TN	18.56	1,197	22.2	20.71	16.50	19.31	-3.88	-2.32	-9.46	1.60	1.59	15.39	14.79	102.47
WSFS	WSFS Financial Corp. of DE*	52.12	7,086	369.3	62.75	45.03	53.97	-3.43	2.70	-13.13	3.66	3.57	27.70	27.55	353.23
WVFC	WVS Financial Corp. of PA	16.85	2,445	41.2	19.40	16.00	17.25	-2.32	-7.16	-3.38	1.07	0.97	11.97	11.97	172.99
WFSL	Washington Federal, Inc. of WA	23.32	86,628	2,020.2	25.25	20.12	22.97	1.52	0.78	-3.36	1.56	1.57	13.11	12.44	87.08
WAYN	Wayne Savings Bancshares of OH	16.00	3,655	58.5	21.00	14.82	15.65	2.24	-4.19	0.00	0.67	0.64	11.26	10.62	107.07
WGBC	Willow Grove Bancorp Inc of PA	15.68	9,722	152.4	19.55	14.85	16.37	-4.22	-13.18	-17.12	0.70	0.65	10.90	10.80	102.15

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of April 1, 2005

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(120)	9.86	9.07	0.79	8.75	5.31	0.71	7.22	0.59	195.01	0.92	17.75	147.09	13.97	161.04	19.48	0.46	2.29	35.32
BIF-Insured Thrifts(25)	12.66	10.55	0.95	9.25	5.52	0.97	9.22	0.21	404.88	1.06	17.97	151.29	17.86	178.28	20.17	0.50	2.31	38.12
NYSE Traded Companies(13)	9.72	7.29	1.02	12.60	7.08	0.94	10.84	0.35	261.33	0.94	14.11	162.78	14.75	197.35	16.91	0.55	2.24	29.42
AMEX Traded Companies(8)	8.38	8.16	0.77	8.77	5.11	0.68	7.85	0.49	268.11	0.85	16.31	144.61	12.16	148.08	16.37	0.48	2.22	29.54
NASDAQ Listed OTC Companies(124)	10.53	9.61	0.80	8.43	5.17	0.74	7.19	0.54	217.84	0.95	18.29	146.37	14.77	161.47	20.09	0.46	2.30	37.01
California Companies(13)	8.37	7.65	1.15	13.92	8.12	0.90	10.64	0.23	365.03	0.91	13.37	161.08	13.43	162.93	16.77	0.46	1.89	24.49
Florida Companies(8)	7.93	7.58	0.98	12.37	5.10	0.99	12.41	0.14	366.12	0.79	20.70	219.48	17.86	231.29	21.21	0.23	0.96	20.14
Mid-Atlantic Companies(37)	10.14	8.48	0.85	9.12	4.64	0.79	7.81	0.24	298.25	1.01	17.89	157.80	15.13	183.74	19.35	0.44	2.33	38.80
Mid-West Companies(51)	10.45	9.66	0.68	7.04	5.04	0.61	6.25	0.89	126.66	0.88	18.50	130.75	13.26	142.89	20.38	0.53	2.62	41.10
New England Companies(11)	12.82	11.63	0.81	8.33	5.00	0.87	8.50	0.06	556.04	1.09	17.34	154.08	18.85	171.34	20.88	0.56	2.31	41.50
North-West Companies(8)	11.04	9.96	1.13	10.62	6.35	1.10	10.17	0.22	407.72	1.19	17.03	157.53	16.77	177.82	17.59	0.48	2.14	35.17
South-East Companies(13)	12.08	11.60	0.73	6.76	3.99	0.58	5.05	0.84	112.11	0.90	20.00	139.12	15.46	146.30	21.38	0.46	2.48	36.01
South-West Companies(3)	6.87	4.28	0.60	7.69	5.38	0.43	5.14	0.23	126.87	0.45	19.03	125.48	8.72	217.61	18.16	0.00	0.00	0.00
Western Companies (Excl CA)(1)	4.89	4.89	1.22	28.12	27.24	2.46	0.00	1.82	32.57	0.81	3.67	87.16	4.26	87.16	1.82	0.00	0.00	0.00
Thrift Strategy(137)	10.50	9.49	0.81	8.59	5.25	0.75	7.34	0.52	217.58	0.94	18.00	146.25	14.71	160.93	19.66	0.48	2.35	37.14
Mortgage Banker Strategy(6)	7.67	6.06	1.03	13.51	7.08	0.90	11.76	0.34	343.20	0.99	14.29	176.07	13.51	227.83	18.63	0.32	1.21	16.67
Real Estate Strategy(1)	8.07	8.07	0.71	8.46	5.77	0.51	6.12	1.54	35.48	0.67	17.34	143.11	11.55	143.11	23.96	0.30	2.28	39.47
Diversified Strategy(1)	7.84	7.80	1.10	13.65	7.02	1.07	13.32	0.22	446.90	1.55	14.24	188.16	14.76	189.18	14.60	0.24	0.46	6.56
Companies Issuing Dividends(134)	10.60	9.57	0.85	9.00	5.50	0.78	8.13	0.51	232.34	0.95	17.97	148.97	15.02	164.04	19.90	0.50	2.47	38.52
Companies *Without Dividends(11)*	7.10	6.17	0.49	6.69	3.32	0.37	-0.54	0.63	127.44	0.83	14.71	132.92	9.71	162.52	13.79	0.00	0.00	0.00
Equity/Assets <6%(15)	5.38	4.82	0.65	11.65	7.29	0.59	6.60	0.40	261.56	0.80	13.77	150.20	8.19	172.03	13.97	0.36	1.69	23.70
Equity/Assets 6-12%(93)	8.74	8.15	0.85	9.86	5.64	0.73	8.46	0.54	217.45	0.95	16.63	157.91	13.57	170.97	18.51	0.50	2.24	33.94
Equity/Assets >12%(37)	15.95	13.73	0.81	5.39	3.96	0.86	5.74	0.52	228.79	0.97	22.57	122.71	19.49	143.03	24.04	0.43	2.63	47.97
Converted Last 3 Mths (no MHC)(138)	10.38	9.33	0.79	8.51	5.26	0.74	7.40	0.53	223.08	0.92	17.91	144.70	14.42	161.22	19.69	0.46	2.26	36.10
Actively Traded Companies(13)	9.39	8.36	0.98	10.56	6.26	0.97	10.41	0.37	154.15	0.99	16.98	157.16	14.77	185.30	18.01	0.63	2.53	36.79
Market Value Below $20 Million(9)	8.63	8.35	0.06	-0.18	-1.15	-0.23	-5.31	1.09	61.44	0.72	18.31	105.45	9.02	110.53	19.95	0.29	2.05	38.57
Holding Company Structure(139)	10.42	9.36	0.83	8.89	5.48	0.77	7.71	0.52	226.22	0.95	17.93	147.66	14.72	164.35	19.75	0.47	2.31	35.97
Assets Over $1 Billion(57)	10.12	8.35	0.99	11.47	6.35	0.91	9.73	0.39	281.61	1.00	15.70	166.22	15.93	193.73	18.23	0.46	2.15	32.44
Assets $500 Million-$1 Billion(42)	9.39	8.71	0.88	9.57	6.03	0.85	9.14	0.41	242.37	0.93	18.75	150.82	13.90	162.50	20.09	0.49	2.25	39.19
Assets $250-$500 Million(24)	10.75	10.15	0.67	6.44	4.90	0.56	4.50	0.72	147.23	0.86	17.63	122.61	12.75	134.25	18.85	0.49	2.42	36.74
Assets less than $250 Million(22)	12.23	12.06	0.43	3.30	1.95	0.38	2.61	0.92	103.19	0.91	22.06	122.85	14.79	125.30	23.46	0.40	2.59	38.09
Goodwill Companies(103)	10.01	8.59	0.86	9.09	5.39	0.77	7.78	0.44	248.34	0.98	17.77	151.00	14.49	173.60	19.75	0.48	2.25	36.02
Non-Goodwill Companies(42)	11.21	11.21	0.73	8.18	5.24	0.72	7.01	0.75	156.10	0.86	17.84	139.65	15.02	139.65	19.25	0.43	2.39	35.19
Acquirors of FSLIC Cases(5)	9.34	8.85	0.37	3.63	0.13	0.15	1.16	0.70	96.64	0.79	18.59	134.46	12.89	144.36	20.74	0.47	2.14	28.92

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of April 1, 2005

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(16)	17.81	17.00	0.43	2.36	1.30	0.49	2.90	0.40	208.03	0.80	33.11	178.96	31.13	188.10	35.41	0.36	1.90	37.74
BIF-Insured Thrifts(11)	12.32	11.51	0.74	6.85	3.01	0.69	6.18	0.46	195.10	0.89	26.52	203.42	24.07	224.63	22.41	0.44	1.92	49.29
AMEX Traded Companies(2)	15.72	15.72	0.83	5.07	2.64	0.77	4.69	0.35	204.59	1.15	37.98	193.11	30.18	193.11	38.61	0.34	1.80	68.09
NASDAQ Listed OTC Companies(25)	15.70	14.82	0.53	4.00	1.90	0.55	4.12	0.44	201.91	0.81	26.07	187.97	28.27	202.90	28.38	0.40	1.92	39.42
California Companies(1)	15.05	14.30	0.73	4.84	2.50	0.70	4.68	0.00	0.00	0.45	NM	192.78	29.01	202.87	NM	0.20	1.67	66.67
Mid-Atlantic Companies(13)	13.87	12.91	0.60	4.93	2.46	0.64	5.32	0.48	213.53	0.72	27.42	184.61	24.51	203.55	28.74	0.29	1.59	37.72
Mid-West Companies(5)	18.96	17.61	0.36	1.50	1.16	0.43	1.70	0.44	139.94	0.89	31.38	180.98	31.65	196.40	32.59	0.64	3.05	61.90
New England Companies(5)	14.89	14.66	0.60	5.12	1.85	0.61	4.72	0.23	255.59	0.97	29.32	198.85	28.28	205.56	NM	0.41	1.79	58.48
South-East Companies(2)	20.61	20.11	0.74	4.39	1.79	0.59	3.76	0.83	78.71	1.37	NM	202.53	42.98	207.73	NM	0.60	2.32	0.00
Western Companies (Excl CA)(1)	16.21	16.21	0.05	0.30	0.16	0.02	0.15	0.11	390.51	0.66	NM	185.28	30.04	185.28	NM	0.00	0.00	0.00
Thrift Strategy(26)	15.88	15.07	0.50	3.55	1.83	0.56	4.04	0.44	199.71	0.83	29.90	183.06	28.11	196.11	29.84	0.36	1.87	42.67
Diversified Strategy(1)	11.20	10.17	1.84	17.55	5.19	0.76	7.25	0.27	253.50	0.91	19.26	320.97	35.94	353.32	NM	1.16	2.83	54.46
Companies Issuing Dividends(22)	15.30	14.48	0.59	4.55	2.13	0.59	4.34	0.47	178.88	0.90	28.72	194.76	28.49	210.12	28.50	0.48	2.36	60.92
Companies Without Dividends(5)	17.38	16.57	0.37	2.13	1.20	0.48	3.42	0.18	349.54	0.56	NM	161.53	28.09	168.68	37.86	0.00	0.00	0.00
Equity/Assets <6%(1)	5.64	5.30	0.10	1.76	0.90	0.12	2.03	0.19	184.31	0.68	NM	194.06	10.94	206.31	NM	0.50	3.48	0.00
Equity/Assets 6-12%(9)	9.65	8.88	0.52	5.59	2.41	0.42	4.69	0.65	137.06	0.83	25.31	226.87	22.21	249.23	29.38	0.70	2.36	58.20
Equity/Assets >12%(17)	19.14	18.28	0.59	3.51	1.80	0.67	4.04	0.34	235.97	0.85	32.98	169.91	32.36	179.75	30.44	0.24	1.60	32.50
Holding Company Structure(23)	15.38	14.50	0.48	3.57	1.80	0.55	4.12	0.44	207.91	0.90	29.90	185.49	27.59	199.85	29.84	0.39	1.97	44.37
Assets Over $1 Billion(6)	15.76	14.15	0.62	4.73	1.90	0.34	2.38	0.39	120.44	0.94	19.58	242.14	36.02	271.14	20.28	0.93	2.76	33.25
Assets $500 Million-$1 Billion(9)	14.78	14.60	0.40	2.82	1.36	0.50	3.81	0.31	301.79	0.64	39.38	179.60	26.35	182.77	37.86	0.18	1.25	32.29
Assets $250-$500 Million(10)	15.28	14.13	0.52	4.36	2.29	0.63	4.87	0.55	171.95	1.00	28.60	174.30	25.12	192.79	27.71	0.34	2.05	49.89
Assets less than $250 Million(2)	21.78	21.78	1.18	6.80	3.09	1.16	6.67	0.28	217.64	0.65	32.78	163.71	35.13	163.71	33.80	0.28	1.99	65.41
Goodwill Companies(12)	13.77	12.47	0.61	5.31	2.43	0.56	4.67	0.52	173.55	0.96	26.03	191.65	26.33	217.14	26.74	0.41	2.10	50.83
Non-Goodwill Companies(15)	17.35	16.95	0.50	3.03	1.55	0.58	3.73	0.36	225.98	0.74	32.08	185.55	30.20	189.30	32.16	0.37	1.74	38.02
MHC Institutions(27)	15.70	14.88	0.55	4.08	1.95	0.57	4.16	0.43	202.15	0.84	28.72	188.37	28.42	202.15	29.84	0.39	1.91	43.51
MHC Converted Last 3 Months(27)	15.70	14.88	0.55	4.08	1.95	0.57	4.16	0.43	202.15	0.84	28.72	188.37	28.42	202.15	29.84	0.39	1.91	43.51

(1) Average of *high/low* or *bid/ask* price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of April 1, 2005

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	5.85	5.06	0.97	15.76	7.94	0.99	16.15	0.16	227.99	0.62	12.59	201.69	11.80	233.24	12.28	0.80	3.19	40.20
BBX	BankAtlantic Bancorp of FL	7.38	6.01	1.31	16.03	6.85	1.53	18.75	0.14	511.22	0.99	14.60	220.61	16.29	270.91	12.49	0.14	0.81	11.86
CFB	Commercial Federal Corp. of NE	6.89	5.36	0.65	10.02	7.33	0.66	10.12	0.69	114.52	1.11	13.65	132.37	9.12	170.10	13.51	0.54	2.03	27.69
DSL	Downey Financial Corp. of CA	6.44	6.42	0.76	11.33	6.35	0.60	8.93	0.22	101.54	0.24	15.75	168.52	10.85	169.08	19.99	0.40	0.66	10.34
FED	FirstFed Financial Corp. of CA	6.39	6.32	1.12	14.54	7.91	1.06	13.74	0.07	NA	1.14	12.65	174.40	11.15	176.35	13.39	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.60	5.60	1.18	20.49	12.14	0.86	14.89	0.99	29.01	0.31	8.24	160.85	9.01	160.85	11.34	1.00	5.19	42.74
NDE	IndyMac Bancorp, Inc. of CA	7.51	7.03	1.28	17.05	10.09	-0.44	-5.90	0.73	43.04	0.47	9.91	165.72	12.45	177.19	NM	1.44	4.26	42.23
NYB	New York Community Bcrp of NY*	13.26	4.77	1.46	11.37	7.44	1.87	14.59	0.12	271.84	0.58	13.45	149.92	19.88	NM	10.48	1.00	5.55	74.63
NAL	NewAlliance Bancshares of CT*	22.62	15.05	0.09	0.45	0.29	0.80	4.07	0.16	353.40	1.15	NM	112.01	25.33	168.28	38.61	0.20	1.44	NM
PFB	PFF Bancorp, Inc. of Pomona CA	8.96	8.92	1.20	13.67	6.38	1.11	12.66	0.38	221.32	0.96	15.69	201.54	18.05	202.28	16.94	0.60	2.19	34.29
PFS	Provident Fin. Serv. Inc of NJ*	17.68	10.80	0.96	5.25	3.95	0.92	5.02	0.10	533.01	0.91	25.30	110.42	19.52	180.70	26.48	0.28	1.65	41.79
SOV	Sovereign Bancorp, Inc. of PA	9.16	4.79	0.91	10.92	5.89	0.92	11.00	0.37	205.37	1.12	16.99	154.58	14.16	295.72	16.86	0.16	0.72	12.31
WES	Westcorp of Irvine CA	8.62	8.62	1.38	16.98	9.50	1.38	16.98	0.39	523.67	2.60	10.53	163.48	14.09	163.54	10.53	0.60	1.42	14.96
AMEX Traded Companies																			
BHL	Berkshire Hills Bancorp of MA*	10.06	9.50	0.90	9.09	5.82	0.84	8.49	0.09	767.21	1.13	17.19	150.25	15.11	159.04	18.42	0.48	1.42	24.49
CNY	Carver Bancorp, Inc. of NY	7.40	7.40	0.56	7.44	6.84	0.94	12.43	0.26	257.44	1.00	14.61	101.80	7.53	101.80	8.74	0.28	1.50	21.88
EFC	EFC Bancorp, Inc of Elgin IL	8.52	8.52	0.72	8.38	5.64	0.78	9.13	0.29	153.45	0.55	17.74	141.71	12.08	141.71	16.27	0.65	2.54	45.14
FDT	Federal Trust Corp of FL	7.11	7.11	0.68	11.38	3.98	0.60	10.03	NA	NA	0.65	25.10	215.10	15.30	215.10	28.49	0.12	1.14	28.57
GOV	Gouverneur Bcp MHC of NY(42.6)	16.62	16.62	0.86	4.84	2.73	0.82	4.59	0.43	166.10	0.89	36.58	173.75	28.88	173.75	38.61	0.28	2.01	73.68
SZB	SouthFirst Bancshares of AL	7.20	6.82	-0.37	-4.76	-4.79	-0.77	-9.98	1.22	53.65	0.95	NM	102.85	7.41	108.57	NM	0.60	4.05	NM
TSH	Teche Hlding Cp of N Iberia LA	8.95	8.35	0.94	9.76	6.97	0.92	9.49	0.60	108.81	0.87	14.36	137.02	12.26	146.82	14.76	0.92	2.50	35.94
WSB	Washington SB, FSB of Bowie MD	9.44	9.44	1.94	20.09	11.32	1.48	15.37	NA	NA	0.80	8.83	163.53	15.44	163.53	11.54	0.28	2.40	21.21
WFD	Westfield Finl MHC of MA(43.8)*	14.82	14.82	0.80	5.29	2.54	0.73	4.80	0.27	243.07	1.41	39.38	212.48	31.48	212.48	NM	0.40	1.59	62.50
WRO	Woronoco Bancorp, Inc. of MA(8)*	8.86	8.51	0.30	3.20	1.94	0.58	6.25	0.06	686.28	0.59	NM	162.41	14.40	169.10	26.32	0.81	2.35	NM
NASDAQ Listed OTC Companies																			
ASBP	ASB Financial Corp. of OH	10.79	10.79	1.22	11.44	5.48	1.20	11.25	0.47	147.42	0.86	18.24	198.08	21.36	198.08	18.56	0.60	2.76	50.42
ABBC	Abington Com Bcp MHC PA (45.0)	17.13	17.13	0.72	5.50	2.44	0.72	5.50	0.03	622.47	0.34	NM	163.74	28.05	163.74	NM	0.00	0.00	0.00
AABC	Access Anytime Bancorp of NM	5.68	2.63	0.42	6.41	4.55	0.15	2.33	0.22	164.96	0.65	21.95	117.80	6.69	254.21	NM	0.00	0.00	0.00
ALLB	Alliance Bank MHC of PA (20.0)*	9.39	9.39	0.63	6.72	2.38	0.63	6.72	1.55	42.74	1.21	NM	278.60	26.16	278.60	NM	0.36	1.24	52.17
ASBI	Ameriana Bancorp of IN	9.01	8.88	0.33	3.63	3.33	0.29	3.15	1.58	46.11	1.57	30.00	110.11	9.93	111.75	34.62	0.64	4.74	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.15	7.63	1.16	14.34	7.02	0.97	12.04	0.54	130.58	0.83	14.24	196.71	16.04	210.09	16.96	0.50	1.82	25.91
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	15.47	14.99	0.60	5.23	2.15	0.60	5.23	1.09	56.67	0.76	NM	178.47	27.61	184.17	NM	0.20	1.65	NM
ALFC	Atlantic Liberty Fincl of NY	14.92	14.92	1.12	7.34	5.04	1.43	9.36	0.09	436.09	0.61	19.84	140.88	21.02	140.88	15.55	0.28	1.22	24.14
BCSB	BCSB Bankcorp MHC of MD (36.3)	5.64	5.30	0.10	1.76	0.90	0.12	2.03	0.19	184.31	0.68	NM	194.06	10.94	206.31	NM	0.50	3.48	NM
BFCF	BFC Financial Corp. of FL(8)	1.59	0.32	0.16	9.95	4.18	0.16	9.95	0.12	546.26	1.02	23.92	238.01	3.78	NM	23.92	0.06	0.64	15.38
BKMU	Bank Mutual Corp of WI	19.45	17.81	0.92	4.11	3.41	0.92	4.11	0.23	176.46	0.73	29.35	128.73	25.04	140.60	29.35	0.24	2.04	60.00
BKUNA	BankUnited Fin. Corp. of FL	5.56	5.24	0.65	11.28	6.54	0.62	10.77	0.19	143.78	0.39	15.30	164.31	9.13	174.19	16.03	0.02	0.07	1.14
BHBC	Beverly Hills Bncorp Inc of CA	12.71	12.47	1.49	12.62	8.92	1.49	12.62	NA	NA	1.16	11.22	129.57	16.47	132.03	11.22	0.50	4.79	53.76
BRBI	Blue River Bancshares of IN	7.60	5.95	0.11	1.32	1.18	0.09	1.10	1.99	42.18	1.18	NM	106.29	8.08	135.92	NM	0.00	0.00	0.00
BOFI	Bofi Holding, Inc. Of CA(8)	5.10	5.10	0.32	6.27	3.19	0.34	6.62	NA	NA	0.29	31.36	196.69	10.04	196.69	29.71	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	4.90	4.90	0.64	12.06	9.34	0.58	10.94	0.04	NA	0.60	10.70	128.51	6.29	128.51	11.80	0.20	1.75	18.69
BRKL	Brookline Bancorp, Inc. of MA*	34.52	34.52	1.10	2.99	2.06	1.03	2.79	0.03	NA	1.38	NM	147.42	50.89	147.42	NM	0.34	2.33	NM
CITZ	CFS Bancorp, Inc of Munster IN	11.25	11.14	-0.45	-4.27	-3.82	-0.40	-3.78	2.15	47.28	1.35	NM	116.25	13.08	117.33	NM	0.48	3.46	NM
CFFN	Capitol Fd Fn MHC of KS (29.5)	9.90	9.90	-1.09	-10.13	-3.57	-1.09	-10.13	0.10	52.16	0.09	NM	306.39	30.34	306.39	NM	2.00	5.71	NM
CEBK	Central Bncrp of Somerville MA*	7.61	7.17	0.38	4.58	4.40	0.29	3.51	0.02	NA	0.97	22.73	110.91	8.44	117.71	29.73	0.48	1.77	40.34
GCFC	Central Federal Corp. of OH	12.39	12.39	-2.06	-12.77	-10.75	-1.88	-11.65	0.24	233.97	0.90	NM	125.89	15.60	125.89	NM	0.36	3.40	NM
CHFN	Charter Fincl MHC of GA (19.3)	25.75	25.23	0.89	3.55	1.43	0.57	2.29	0.56	100.74	1.97	NM	226.60	58.36	231.29	NM	1.00	2.98	NM
CHEV	Cheviot Fin Cp MHC of OH(45.0)	28.18	28.18	0.47	1.68	1.11	0.83	2.96	0.11	247.74	0.38	NM	148.85	41.95	148.85	NM	0.24	2.05	NM
CTZN	Citizens First Bancorp of MI	11.69	10.72	0.64	5.16	4.54	0.62	4.95	0.84	115.51	1.12	22.01	111.67	13.05	121.80	22.93	0.36	1.64	36.00
CSBC	Citizens South Banking of NC	14.22	12.76	0.59	3.81	2.96	0.65	4.19	0.34	172.89	0.96	33.75	138.60	19.71	154.46	30.68	0.26	1.93	65.00
CSBK	Clifton Svg Bp MHC of NJ(45.0)	24.41	24.41	0.59	2.28	1.35	0.59	2.28	NA	NA	0.32	NM	166.92	40.75	166.92	NM	0.20	1.80	NM
CFCP	Coastal Fin. Corp. of SC	6.45	6.45	1.21	19.02	5.99	1.17	18.38	NA	NA	1.38	16.69	291.75	18.82	291.75	17.27	0.18	1.21	20.22
CCBI	Commercial Capital Bcrp of CA	12.45	5.21	1.52	13.81	5.12	1.44	13.00	0.13	558.02	0.93	19.52	175.33	21.82	NM	20.73	0.24	1.19	23.30
CFFC	Community Fin. Corp. of VA	8.23	8.23	1.05	12.46	7.89	1.05	12.46	0.18	385.43	0.85	12.68	149.80	12.33	149.80	12.68	0.44	1.96	24.86
CIBI	Community Inv. Bncp, Inc of OH	11.17	11.17	0.72	6.60	6.19	0.67	6.12	1.40	33.92	0.57	16.16	107.03	11.95	107.03	17.43	0.36	2.72	43.90
DCOM	Dime Community Bancshars of NY*	8.34	6.69	1.39	16.56	8.29	1.39	16.56	0.04	NA	0.62	12.06	197.36	16.46	246.05	12.06	0.56	3.74	45.16
ESBF	ESB Financial Corp. of PA	7.01	6.48	0.73	10.40	7.24	0.68	9.62	0.26	106.83	1.13	13.81	141.86	9.94	153.43	14.92	0.40	3.08	42.55
ESBK	Elmira Svgs Bank, FSB of NY*	6.98	6.84	0.85	11.92	7.69	0.74	10.36	0.19	316.94	1.00	13.00	151.67	10.59	154.80	14.96	0.76	2.47	32.07
FFDF	FFD Financial Corp of Dover OH	12.21	12.21	0.51	4.10	3.94	0.41	3.34	NA	NA	0.65	25.41	104.46	12.76	104.46	31.23	0.44	2.94	74.58
FFLC	FFLC Bancorp of Leesburg FL(8)	7.93	7.93	0.99	12.38	4.49	0.96	11.98	0.29	212.30	0.73	22.26	263.64	20.91	263.64	23.01	0.56	1.36	30.27

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of April 1, 2005

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
FMCO	FMS Fin Corp. of Burlington NJ	5.63	5.42	0.71	13.21	6.84	0.67	12.52	0.24	159.64	1.11	14.63	182.53	10.27	189.54	15.43	0.12	0.61	8.89
FSBI	Fidelity Bancorp, Inc. of PA	6.42	5.99	0.71	10.83	6.93	0.64	9.80	NA	NA	0.85	14.43	155.09	9.96	166.42	15.93	0.48	1.97	28.40
FFFL	Fidelity Bankshares, Inc of FL	7.24	7.16	0.69	11.26	4.08	0.72	11.74	0.19	211.85	0.53	24.52	224.00	16.22	226.65	23.52	0.32	1.39	34.04
FBTC	First BancTrust Corp of IL	11.93	11.93	0.54	4.56	4.00	0.45	3.81	NA	NA	1.92	25.00	110.96	13.24	110.96	29.88	0.24	1.96	48.98
FBEI	First Bancorp of Indiana of IN	10.75	10.04	0.19	1.62	1.56	0.11	0.92	0.08	496.73	0.59	NM	103.66	11.14	111.01	NM	0.60	3.12	NM
FBSI	First Bancshares, Inc. of MO	11.00	10.82	1.10	10.45	8.47	1.09	10.40	NA	NA	0.71	11.81	120.39	13.24	122.31	11.87	0.16	0.74	8.79
FCAP	First Capital, Inc. of IN	10.60	9.20	0.84	7.87	6.56	0.83	7.81	NA	NA	0.77	15.24	117.68	12.47	135.58	15.37	0.60	3.17	48.39
FCFL	First Community Bk Corp of FL	9.77	9.59	0.95	9.21	3.90	0.91	8.83	0.05	NA	1.27	25.63	220.23	21.52	224.45	26.74	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	11.26	9.58	1.00	8.60	6.68	0.88	7.55	0.18	500.05	1.12	14.97	127.48	14.35	149.80	17.05	0.88	3.42	51.16
FFFS	First Fed Serv MHC of IL(45.0)	26.93	26.93	1.50	8.75	3.45	1.50	8.75	0.12	269.18	0.40	28.98	153.68	41.39	153.68	28.98	0.28	1.97	57.14
FFBH	First Fed. Bancshares of AR	10.02	10.02	1.09	10.38	6.51	1.03	9.84	1.13	21.68	0.29	15.36	159.00	15.93	159.00	16.21	0.48	2.04	31.37
FFBI	First Federal Bancshares of IL	7.72	7.21	0.56	5.84	5.49	0.46	4.81	NA	NA	0.66	18.21	135.56	10.47	145.16	22.15	0.48	1.95	35.56
FFSX	First Federal Bankshares of IA	12.59	9.33	0.96	8.09	7.29	1.02	8.60	1.21	71.06	1.14	13.71	110.72	13.93	149.42	12.90	0.40	1.83	25.16
FFCH	First Fin. Holdings Inc. of SC	6.82	5.91	1.03	15.19	7.42	1.06	15.56	0.49	122.73	0.79	13.47	202.94	13.84	234.07	13.15	0.92	3.33	44.88
FFHS	First Franklin Corp. of OH	8.80	8.80	0.25	2.83	2.25	0.17	1.93	0.93	56.17	0.70	NM	124.91	10.99	124.91	NM	0.32	1.76	NM
FKFS	First Keystone Fin., Inc of PA	5.21	5.21	0.35	6.54	4.83	0.28	5.14	0.71	50.81	0.67	20.72	138.93	7.24	138.93	26.35	0.44	2.06	42.72
CASH	First Midwest Fin., Inc. of IA	5.73	5.31	0.44	7.42	5.94	0.52	8.70	0.09	756.83	1.25	16.84	125.08	7.17	134.96	14.35	0.52	2.24	37.68
FMSB	First Mutual Bncshrs Inc of WA*	5.92	5.92	0.99	16.79	6.74	0.86	14.60	0.10	923.63	1.14	14.83	232.21	13.75	232.21	17.06	0.36	1.38	20.45
FNFG	First Niagara Fin. Group of NY*	18.28	11.47	1.07	5.87	5.13	1.10	6.04	0.25	324.42	1.27	19.48	114.31	20.90	182.15	18.91	0.36	2.80	54.55
FNFI	First Niles Fin., Inc. of OH	16.54	16.54	1.05	6.42	4.70	0.87	5.30	0.85	88.24	1.70	21.29	134.77	22.29	134.77	25.76	0.64	4.01	NM
FPTB	First PacTrust Bancorp of CA	11.77	11.77	0.77	6.32	4.27	0.76	6.26	NA	NA	0.70	23.42	149.39	17.58	149.39	23.64	0.50	1.96	45.87
FPFC	First Place Fin. Corp. of OH	9.55	6.52	0.57	5.54	4.44	0.61	5.90	0.61	120.57	0.96	22.54	115.66	11.05	169.53	21.18	0.56	3.19	71.79
FBNW	FirstBank NW Corp. of WA	9.28	6.71	0.87	9.02	7.54	0.73	7.61	0.30	303.91	1.28	13.27	117.20	10.88	162.04	15.73	0.68	2.43	32.23
FFIC	Flushing Fin. Corp. of NY*	7.80	7.62	1.13	14.77	6.64	1.15	15.02	0.04	717.12	0.43	15.07	212.93	16.62	218.16	14.82	0.40	2.25	33.90
FBTX	Franklin Bank Corp of TX*	8.07	5.93	0.79	8.98	6.21	0.70	7.96	0.24	88.77	0.24	16.10	133.15	10.74	181.02	18.16	0.00	0.00	0.00
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	8.80	8.80	0.57	7.10	5.65	0.62	7.72	NA	NA	1.12	17.70	122.08	10.74	122.08	16.28	0.50	2.46	43.48
GSLA	GS Financial Corp. of LA	14.47	14.47	0.09	0.67	0.79	0.33	2.37	0.45	102.91	0.99	NM	85.62	12.39	85.62	35.83	0.40	2.11	NM
PEDE	Great Pee Dee Bancorp of SC	15.59	15.04	0.77	4.66	4.53	0.72	4.39	1.05	79.01	1.07	22.06	101.63	15.84	105.34	23.44	0.64	4.27	NM
GAFC	Greater Atlant. Fin Corp of VA	4.46	4.14	-0.51	-12.92	-13.37	-1.64	-41.63	0.24	170.78	0.71	NM	103.41	4.61	111.40	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (43.9)*	11.02	11.02	1.10	10.14	4.28	1.11	10.21	0.11	393.25	0.82	23.37	227.60	25.09	227.60	23.21	0.88	2.51	58.67
HFFC	HF Financial Corp. of SD	6.40	5.82	0.69	10.96	7.76	0.62	9.94	0.41	101.41	0.53	12.89	135.80	8.69	149.39	14.21	0.44	2.12	27.33
HMNF	HMN Financial, Inc. of MN	8.72	8.29	1.01	11.30	6.83	0.93	10.38	0.51	184.27	1.13	14.64	162.27	14.15	170.64	15.93	0.88	2.86	41.90
HARB	Harbor Florida Bancshrs of FL	10.52	10.37	1.62	15.04	5.24	1.55	14.36	0.11	597.64	0.93	19.08	272.64	28.67	276.43	19.99	0.80	2.37	45.20
HARL	Harleysville Svgs Fin Cp of PA	6.22	6.22	0.69	11.33	6.96	0.67	10.88	0.04	680.69	0.58	14.38	156.33	9.72	156.33	14.96	0.60	3.26	46.88
HWFG	Harrington West Fncl Grp of CA	4.87	4.42	0.79	16.53	9.33	0.75	15.57	0.01	NA	0.87	10.72	167.54	8.16	184.75	11.37	0.44	2.63	28.21
HIFS	Hingham Inst. for Sav. of MA*	8.10	8.10	1.13	13.66	6.93	1.12	13.51	0.03	NA	0.73	14.43	189.76	15.38	189.76	14.58	0.76	1.88	27.14
HCFC	Home City Fin. Corp. of OH	7.87	7.69	0.42	5.36	5.03	0.42	5.36	NA	NA	0.58	19.87	103.77	8.17	106.15	19.87	0.44	2.80	55.70
HOME	Home Fed Bncp MHC of ID (41.0)	16.21	16.21	0.05	0.30	0.16	0.02	0.15	0.11	390.51	0.66	NM	185.28	30.04	185.28	NM	0.00	0.00	0.00
HLFC	Home Loan Financial Corp of OH	14.24	14.24	1.07	7.49	5.48	1.00	6.97	1.32	18.74	0.30	18.25	135.09	19.23	135.09	19.62	0.79	4.33	NM
HFBC	HopFed Bancorp, Inc. of KY	8.56	7.59	0.73	8.39	6.67	0.67	7.70	NA	NA	0.91	15.00	122.40	10.47	138.08	16.34	0.48	2.91	43.64
HRZB	Horizon Financial Corp. of WA*	11.60	11.55	1.50	12.17	7.14	1.34	10.86	0.12	NA	1.48	14.01	170.35	19.76	171.15	15.70	0.54	2.97	41.54
HCBK	Hudson Cty Bcp MHC of NJ(34.1)(8)*	6.97	6.97	1.29	17.74	3.54	1.24	17.06	0.11	121.50	0.24	28.23	NM	33.65	NM	29.37	0.80	2.20	62.02
ICBC	Independence Comm Bnk Cp of NY*	12.98	6.02	1.46	12.15	6.43	1.50	12.49	0.32	181.17	0.89	15.56	143.38	18.61	308.98	15.14	1.04	2.67	41.60
IFSB	Independence FSB of DC	9.30	9.30	-1.74	-19.08	-23.04	-2.61	-28.71	0.81	37.93	0.58	NM	83.41	7.76	83.41	NM	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(47.5)	8.16	6.98	0.34	4.35	2.96	0.32	4.06	1.01	73.43	1.50	33.78	144.49	11.80	169.08	36.19	0.30	1.97	66.67
JFBI	Jefferson Bancshares Inc of TN	29.10	29.10	1.24	4.14	3.92	1.27	4.22	0.92	85.41	1.20	25.51	110.91	32.27	110.91	25.00	0.20	1.60	40.82
KFED	K-Fed Bancorp MHC of CA (39.1)	15.05	14.30	0.73	4.84	2.50	0.70	4.68	NA	NA	0.45	NM	192.78	29.01	202.87	NM	0.20	1.67	66.67
KNBT	KNBT Bancorp, Inc. of PA	15.63	13.48	0.80	4.53	3.76	0.77	4.38	0.21	204.08	1.03	26.58	123.07	19.23	142.66	27.55	0.20	1.32	35.09
KFFB	KY Fst Fed Bp MHC of KY (45.0)	21.62	16.05	0.61	2.83	1.87	0.61	2.83	0.84	57.17	2.07	NM	151.48	32.75	203.99	NM	0.40	3.56	NM
KRNY	Kearny Fin Cp MHC of NJ (30.0)	23.03	18.99	0.56	2.42	1.44	0.56	2.42	NA	NA	1.02	NM	167.93	38.68	203.67	NM	0.00	0.00	0.00
LSBX	LSB Corp of No. Andover MA*	11.16	11.16	0.96	8.28	6.09	1.22	10.57	NA	NA	1.78	16.43	132.98	14.84	132.98	12.86	0.56	3.16	51.85
LSBI	LSB Fin. Corp. of Lafayette IN*	8.56	8.56	0.96	11.25	8.82	0.84	9.87	1.67	35.38	0.65	11.34	121.75	10.42	121.75	12.94	0.64	2.49	28.19
LARL	Laurel Capital Group Inc of PA	8.98	7.85	0.59	6.59	4.25	0.59	6.52	0.50	127.85	0.99	23.53	153.22	13.76	175.32	23.78	0.80	3.66	NM
LNCB	Lincoln Bancorp of IN	12.22	8.84	0.59	4.48	3.69	0.60	4.54	NA	NA	0.97	27.11	100.58	12.29	139.05	26.73	0.56	2.95	NM
MAFB	MAF Bancorp, Inc. of IL	10.06	6.78	1.09	10.96	7.48	1.03	10.27	0.34	110.00	0.52	13.38	139.34	14.02	206.90	14.27	0.92	2.25	30.16
MFBC	MFB Corp. of Mishawaka IN	8.35	8.35	0.63	7.78	7.16	0.40	5.01	0.85	141.92	1.57	13.96	105.18	8.78	105.18	21.69	0.50	1.77	24.75
MASB	MassBank Corp. of Reading MA*	11.27	11.16	0.74	6.66	4.46	0.65	5.87	0.01	NA	0.55	22.43	150.06	16.91	151.57	25.46	1.04	2.76	61.90
MTXC	Matrix Bancorp, Inc. of CO	4.89	4.89	1.22	28.12	27.24	2.46	NM	1.82	32.57	0.81	3.67	87.16	4.26	87.16	1.82	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	8.00	7.96	0.79	9.84	5.70	0.69	8.61	NA	NA	1.20	17.55	172.13	13.77	172.90	20.05	0.40	2.59	45.45
MCBF	Monarch Community Bncrp of MI	14.86	11.28	-0.01	-0.07	-0.07	-0.11	-0.69	2.05	42.53	1.08	NM	93.11	13.84	122.69	NM	0.20	1.40	NM
MFSF	MutualFirst Fin. Inc. of IN	10.47	10.36	0.67	5.93	5.13	0.83	7.35	0.65	125.82	0.95	19.49	122.19	12.79	123.44	15.72	0.52	2.28	44.44
NASB	NASB Fin, Inc. of Grandview MO	9.73	9.51	1.97	19.67	7.86	1.23	12.33	1.24	47.58	0.72	12.72	242.49	23.59	248.12	20.28	0.90	2.28	28.94
NHTB	NH Thrift Bancshares of NH	7.36	5.33	0.88	12.18	7.29	0.88	12.18	0.05	NA	0.98	13.71	159.03	11.71	219.84	13.71	0.50	2.99	40.98
NVSL	Naug Vlly Fin MHC of CT (45.0)	19.42	19.34	0.03	0.15	0.10	0.54	3.11	0.25	275.87	0.89	NM	154.42	29.99	155.11	NM	0.16	1.53	NM
NTBK	NetBank, Inc. of Alpharetta GA	8.96	7.25	-0.15	-1.64	-1.80	-1.82	-19.45	1.71	30.93	0.74	NM	93.71	8.40	115.83	NM	0.08	0.96	NM
NMIL	Newmil Bancorp, Inc. of CT*	7.47	6.36	1.16	15.59	7.01	1.15	15.36	0.12	547.51	1.05	14.26	216.30	16.15	253.85	14.47	0.80	2.79	39.80

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of April 1, 2005

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
FFFD	North Central Bancshares of IA	8.98	7.90	1.21	13.05	8.75	1.21	13.05	NA	NA	0.79	11.43	148.69	13.35	168.93	11.43	1.16	2.88	32.86
NEIB	Northeast Indiana Bncrp of IN	11.39	11.39	0.43	3.68	3.31	0.61	5.23	0.84	70.58	0.77	30.25	113.86	12.97	113.86	21.30	0.60	2.87	NM
NEPF	Northeast PA Fin. Corp of PA(8)	6.97	5.76	0.43	6.27	4.08	0.34	4.92	0.63	156.27	2.01	24.52	155.95	10.87	188.90	31.23	0.24	1.05	25.81
NWSB	Northwest Bcrp MHC of PA(43.0)*	8.90	6.44	0.89	10.27	5.03	0.88	10.08	0.62	75.37	0.70	19.90	188.81	16.81	261.01	20.28	0.48	2.28	45.28
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	11.37	11.37	-0.05	-0.61	-0.28	0.47	5.71	NA	NA	0.43	NM	154.52	17.56	154.52	37.86	0.00	0.00	NM
OCFC	OceanFirst Fin. Corp of NJ	7.21	7.14	0.98	13.17	6.05	0.59	7.92	0.20	283.05	0.69	16.53	215.39	15.52	217.45	27.48	0.80	3.51	57.97
ONFC	Oneida Fincl MHC of NY (42.5)*	12.47	9.32	0.78	6.47	3.71	0.88	7.35	0.14	332.94	0.93	26.98	169.57	21.15	226.96	23.74	0.40	3.37	NM
PBNC	PFS Bancorp Inc. of Aurora IN	21.53	21.49	0.71	3.22	3.58	0.71	3.22	NA	NA	0.69	27.97	88.85	19.13	89.00	27.97	0.30	1.82	50.85
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	16.10	16.10	0.21	1.81	0.96	0.52	4.53	0.22	191.76	0.91	NM	138.25	22.25	138.25	NM	0.20	1.92	NM
PVFC	PVF Capital Corp. of Solon OH	8.07	8.07	0.71	8.46	5.77	0.51	6.12	1.54	35.48	0.67	17.34	143.11	11.55	143.11	23.96	0.30	2.28	39.47
PPBI	Pacific Premier Bncrp of CA	8.10	8.10	1.57	16.35	11.75	1.72	17.88	NA	NA	0.56	8.51	130.11	10.54	130.11	7.78	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.61	8.61	1.24	14.97	7.27	1.24	14.97	0.40	96.44	0.63	13.75	198.56	17.10	198.56	13.75	0.88	4.00	55.00
PFED	Park Bancorp of Chicago IL	11.32	11.32	0.95	8.50	7.99	0.89	8.00	1.20	17.38	0.33	12.51	103.96	11.77	103.96	13.30	0.72	2.43	30.38
PVSA	Parkvale Financial Corp of PA	5.64	3.90	0.61	9.73	6.64	0.58	9.26	0.38	217.21	1.24	15.05	142.55	8.04	206.45	15.83	0.80	2.90	43.72
PRTR	Partners Trust Fin. Grp. of NY*	14.78	7.29	0.53	3.70	2.34	0.77	5.40	0.36	324.69	2.04	NM	94.39	13.95	191.42	29.31	0.28	2.73	NM
PBHC	Pathfinder BC MHC of NY (35.3)*	7.23	5.75	0.47	6.41	3.30	0.26	3.60	0.88	68.97	0.97	30.26	193.60	13.99	243.30	NM	0.41	2.38	71.93
PFSB	PennFed Fin. Services of NJ	6.23	6.21	0.71	11.21	6.73	0.72	11.33	0.09	341.44	0.44	14.87	162.83	10.15	163.56	14.72	0.20	1.36	20.20
PFDC	Peoples Bancorp of Auburn IN	13.27	12.71	0.92	7.11	6.85	0.97	7.42	0.45	87.90	0.54	14.60	102.32	13.58	106.84	13.98	0.72	3.63	52.94
PBCT	Peoples Bank MHC of CT (41.8)*	11.20	10.17	1.84	17.55	5.19	0.76	7.25	0.27	253.50	0.91	19.26	320.97	35.94	353.32	NM	1.16	2.83	54.46
PCBI	Peoples Community Bcrp. of OH	8.71	8.01	0.34	4.30	3.15	0.28	3.51	1.03	123.05	1.76	31.71	123.53	10.76	134.26	38.87	0.60	2.49	NM
PSFC	Peoples Sidney Fin. Corp of OH	12.98	12.98	0.73	5.66	5.15	0.73	5.66	1.90	30.18	0.65	19.42	109.30	14.18	109.30	19.42	0.56	4.18	NM
PFSL	Pocahontas Bancorp, Inc. of AR	7.26	5.23	0.44	6.06	4.32	0.31	4.31	0.74	67.34	0.99	23.17	139.29	10.11	193.35	32.63	0.32	2.00	46.38
PBCP	Provident Bancorp, Inc. of NY	16.70	9.94	0.70	4.05	2.33	0.85	4.92	0.13	653.83	1.72	NM	129.60	21.65	217.72	35.41	0.16	1.33	57.14
PROV	Provident Fin. Holdings of CA	7.68	7.67	1.25	15.76	8.48	0.40	5.00	0.08	742.58	0.72	11.79	178.92	13.73	179.02	37.13	0.56	1.89	22.22
PBIP	Prudential Bncp MHC PA (45.0)*	19.17	19.17	0.58	3.03	2.22	0.64	3.31	0.39	35.65	0.36	NM	136.17	26.10	136.17	NM	0.00	0.00	0.00
PULB	Pulaski Fin Cp of St. Louis MO	6.24	6.17	1.12	16.08	5.57	0.58	8.25	0.86	98.02	0.95	17.96	264.74	16.53	267.83	35.00	0.36	1.74	31.30
RPFG	Ranier Pacific Fin Group of WA*	13.14	13.11	0.49	3.32	2.99	0.49	3.32	0.05	NA	1.79	33.40	121.89	16.02	122.18	33.40	0.24	1.53	51.06
RIVR	River Valley Bancorp of IN	8.15	8.14	0.94	10.82	6.95	0.80	9.18	0.69	123.82	1.02	14.40	156.29	12.74	156.52	16.98	0.76	3.50	50.33
RVSB	Riverview Bancorp, Inc. of WA	12.64	10.83	1.23	9.71	6.23	1.43	11.30	0.14	561.51	1.09	16.04	150.77	19.06	176.09	13.78	0.62	2.88	46.27
ROMED	Rome Bancorp, Inc. of Rome NY*	27.89	27.89	0.86	3.10	2.89	0.84	2.99	0.31	241.25	0.86	34.55	107.17	29.88	107.17	35.79	0.26	2.59	NM
SIFI	SI Fin Gp Inc MHC of CT (40.0)*	12.93	12.89	0.10	0.78	0.46	0.51	3.91	0.16	313.73	0.71	NM	168.12	21.74	168.64	NM	0.12	1.11	NM
SVBI	Severn Bancorp, Inc. of MD	8.55	8.50	2.04	23.66	7.83	2.01	23.21	0.13	632.06	0.90	12.77	273.86	23.41	275.38	13.03	0.24	1.21	15.48
SFFS	Sound Fed Bancorp, Inc. of NY	13.32	11.90	0.63	4.43	2.98	0.64	4.52	0.07	400.14	0.54	33.57	148.46	19.77	166.20	32.85	0.24	1.55	52.17
SSFC	South Street Fin. Corp. of NC	12.03	12.03	0.40	3.35	2.90	0.40	3.35	NA	NA	0.37	34.50	114.18	13.73	114.18	34.50	0.40	4.14	NM
STSA	Sterling Financial Corp of WA	6.77	4.86	0.93	14.01	6.90	0.90	13.66	0.20	354.92	1.14	14.49	173.26	11.73	241.17	14.85	0.00	0.00	0.00
SYNF	Synergy Financial Group of NJ	12.09	11.98	0.53	4.03	2.75	0.53	4.03	0.03	NA	0.78	36.38	147.97	17.90	149.40	36.38	0.16	1.29	47.06
THRD	TF Fin. Corp. of Newtown PA	9.74	9.01	1.06	11.33	7.72	1.06	11.33	0.26	138.98	0.52	12.96	138.89	13.52	150.00	12.96	0.72	2.49	32.29
TONE	TierOne Corp. of Lincoln NE	9.09	7.31	0.94	8.44	5.57	0.92	8.25	0.46	190.52	1.01	17.95	154.06	14.00	191.47	18.38	0.20	0.86	15.38
TSBK	Timberland Bancorp, Inc. of WA	13.88	12.43	1.22	7.71	6.58	1.21	7.66	0.63	119.26	1.10	15.21	116.66	16.19	130.28	15.31	0.60	2.70	41.10
TRST	TrustCo Bank Corp NY of NY	7.89	7.86	1.99	25.17	6.82	1.68	21.19	0.11	NA	3.98	14.67	367.99	29.02	369.21	17.42	0.60	5.38	NM
UCBC	Union Community Bancorp of IN	13.01	11.96	0.69	5.22	5.73	0.69	5.22	1.18	30.03	0.42	17.46	93.66	12.19	101.88	17.46	0.60	3.69	64.52
UCFC	United Community Fin. of OH	11.03	9.44	0.82	7.04	5.28	0.73	6.30	0.97	71.28	0.84	18.95	133.50	14.73	156.07	21.18	0.33	3.06	57.89
UTBI	United Tenn. Bankshares of TN	15.02	14.43	1.59	10.88	8.62	1.58	10.82	1.14	69.80	1.23	11.60	120.60	18.11	125.49	11.67	0.40	2.16	25.00
WSFS	WSFS Financial Corp. of DE*	7.84	7.80	1.10	13.65	7.02	1.07	13.32	0.22	446.90	1.55	14.24	188.16	14.76	189.18	14.60	0.24	0.46	6.56
WVFC	WVS Financial Corp. of PA	6.92	6.92	0.63	8.86	6.35	0.57	8.04	NA	NA	1.96	15.75	140.77	9.74	140.77	17.37	0.64	3.80	59.81
WFSL	Washington Federal, Inc. of WA	15.06	14.29	1.82	12.25	6.69	1.83	12.33	0.18	183.09	0.47	14.95	177.88	26.78	187.46	14.85	0.76	3.26	48.72
WAYN	Wayne Savings Bancshares of OH	10.52	9.92	0.63	5.95	4.19	0.60	5.68	0.34	79.58	0.49	23.88	142.10	14.94	150.66	25.00	0.48	3.00	71.64
WGBC	Willow Grove Bancorp Inc of PA	10.67	10.57	0.74	6.37	4.46	0.69	5.91	0.36	161.43	1.00	22.40	143.85	15.35	145.19	24.12	0.48	3.06	68.57

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.2
	Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.6
	Quarter 3	10080.3	1114.6	1,896.8	1495.1	556.0
	Quarter 4	10783.0	1211.9	2,175.4	1482.3	548.6
2005:	Quarter 1	10503.8	1180.6	1,999.2	1516.6	551.0
As of	April 1, 2005	10404.3	1172.9	1,984.8	1507.4	546.8

(1) End of period data.
Sources: SNL Securities and Wall Street Journal.

EXHIBIT IV-3
Historical Thrift Stock Indices

THRIFTINVESTOR

<Index Values>

	Index Values				Price Appreciation (%)		
	02/28/05	01/31/05	12/31/04	02/27/04	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,569.8	1,561.6	1,605.6	1,617.6	0.52	-2.23	-2.96
MHC Index	2,856.3	2,796.1	2,929.4	2,897.4	2.15	-2.50	-1.42
Stock Exchange Indexes							
AMEX Thrifts	612.5	625.9	639.0	560.4	-2.15	-4.15	9.30
NYSE Thrifts	981.8	977.2	995.4	1,035.0	0.48	-1.36	-5.13
OTC Thrifts	1,940.5	1,927.8	2,014.1	1,924.1	0.66	-3.66	0.85
Geographic Indexes							
Mid-Atlantic Thrifts	3,634.8	3,591.5	3,793.4	4,061.5	1.21	-4.18	-10.51
Midwestern Thrifts	3,410.2	3,411.2	3,493.6	3,406.4	-0.03	-2.39	0.11
New England Thrifts	1,593.9	1,597.3	1,658.2	1,472.0	-0.22	-3.88	8.28
Southeastern Thrifts	1,502.0	1,559.0	1,634.4	1,467.3	-3.66	-8.10	2.36
Southwestern Thrifts	1,143.7	1,205.3	1,232.3	1,208.6	-5.11	-7.18	-5.37
Western Thrifts	1,459.6	1,448.3	1,463.2	1,463.8	0.78	-0.25	-0.29
Asset Size Indexes							
Less than $250M	1,324.6	1,349.2	1,351.5	1,413.5	-1.83	-2.00	-6.29
$250M to $500M	3,445.2	3,514.5	3,583.3	3,466.2	-1.97	-3.86	-0.61
$500M to $1B	1,853.8	1,836.7	1,910.0	1,779.1	0.93	-2.94	4.20
$1B to $5B	2,347.4	2,397.5	2,486.9	2,324.7	-2.09	-5.61	0.98
Over $5B	933.5	925.0	949.1	975.4	0.92	-1.65	-4.30
Pink Indexes							
Pink Thrifts	406.8	406.9	410.6	412.1	-0.01	-0.92	-1.28
Less than $75M	468.9	461.8	476.1	456.1	1.54	-1.51	2.80
Over $75M	422.1	422.4	426.0	430.5	-0.06	-0.91	-1.95
Comparative Indexes							
Dow Jones Industrials	10,766.2	10,489.9	10,783.0	10,583.9	2.63	-0.16	1.72
S&P 500	1,203.6	1,181.3	1,211.9	1,144.9	1.89	-0.69	5.12

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Exhibit IV-4
Illinois Thrift Acquisitions 2001-Present

Announce Date	Complete Date	Buyer Short Name		Target Name		Target Financials at Announcement: Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Terms and Pricing at Announcement: Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
11/08/2004	Pending	Main Street Trust Inc.	IL	Citizens First Financial Corp.	IL	327,103	10.46	0.79	8.00	NA	NA	57.0	$34.63	151.68	151.68	32.98	17.41	11.19
06/05/2004	10/31/2004	MAF Bancorp Inc.	IL	Chesterfield Financial Corp.	IL	360,899	20.72	0.58	2.89	0.10	344.71	128.5	31.50	163.21	164.23	52.50	35.60	26.50
04/08/2004	08/31/2004	Northbrook Investments	IL	North Bancshares, Inc.	IL	133,746	10.09	0.28	2.71	0.00	NM	23.9	22.75	192.96	192.96	NM	19.74	20.43
01/09/2004	05/28/2004	MB Financial Inc.	IL	First SecurityFed Financial, Inc.	IL	490,842	16.55	1.74	10.50	NA	NA	150.2	35.25	156.95	157.09	15.81	30.59	30.28
12/17/2002	07/21/2003	MAF Bancorp Inc.	IL	Fidelity Bancorp Inc.	IL	698,915	8.01	1.20	15.39	0.23	150.04	101.4	31.00	170.61	170.61	12.45	14.51	12.42
07/22/2002	01/03/2003	Midwest Banc Holdings Inc.	IL	Big Foot Financial Corporation	IL	219,628	12.96	0.47	3.72	NA	NA	33.6	21.27	112.80	112.80	27.63	15.30	4.74
06/27/2002	10/17/2002	Bement Bancshares Inc.	IL	CGB&L Financial Group, Inc.	IL	9,626	14.93	0.18	1.15	1.98	NA	2.1	20.50	128.52	128.52	NM	21.82	8.65
06/14/2001	11/30/2001	Polish National Alliance	IL	PS Financial, Inc.	IL	111,982	14.49	0.86	6.07	0.32	79.55	18.1	14.00	110.24	110.24	15.73	16.16	3.63
02/08/2001	05/16/2001	MB Financial Inc.	IL	FSL Holdings, Inc.	IL	211,039	13.15	1.00	7.90	0.17	293.70	41.3	165.00	148.87	148.87	19.76	19.57	9.02
01/23/2001	07/02/2001	Charter One Financial	OH	Alliance Bancorp	IL	1,971,597	7.86	1.01	12.52	0.31	121.32	241.3	24.65	147.05	148.20	13.18	12.24	8.42
				Average		453,538	12.92	0.81	7.09	0.44	197.86			148.29	148.52	23.76	20.29	13.53
				Median		273,366	13.06	0.83	6.99	0.23	221.87			150.28	150.28	23.70	18.49	10.11

Source: SNL Finanical, LC.

The Business Background of Our Directors

The business experience for the past five years for each of our directors is as follows:

F. Morgan Gasior has served as Chairman of the Board, Chief Executive Officer and President of BankFinancial, F.S.B. since 1989. Mr. Gasior has held the same offices at BankFinancial MHC and BankFinancial Corporation, a federal corporation, since their formation in 1999. Mr. Gasior has been employed by BankFinancial, F.S.B. in a variety of positions since 1984, and became a full-time employee in 1988 when he was appointed as Executive Vice President and Chief Operating Officer. Mr. Gasior serves as the Chairman of the Executive Committee and is a member of the Asset Quality Committee. He was also a director and officer of Financial Assurance Services, a subsidiary of BankFinancial, F.S.B., from 1989 through 2003. Mr. Gasior is licensed as an attorney in the States of Illinois and Michigan, but he does not actively practice law.

Dr. Kenneth Cmiel is a Professor of American History in the Department of History at the University of Iowa, a position he has held since 1995. Dr. Cmiel joined the faculty of the University of Iowa in 1987 as an Assistant Professor, and became an Associate Professor in 1990. He has published numerous books and articles on a variety of topics relevant to his field. Dr. Cmiel has been a director of BankFinancial, F.S.B. since 1989, and of BankFinancial MHC and BankFinancial Corporation, a federal corporation, since their formation in 1999. He is a member of the Asset Liability Management Committee.

Patrick I. Hartnett has been an attorney in private practice since 1977. Mr. Hartnett is currently a partner in the law firm of Hartnett & Hartnett. Mr. Hartnett concentrates his law practice on commercial real estate and creditors' rights litigation, employment law and the representation of the Illinois Staffing Association. He has been a director of BankFinancial, F.S.B. since 1989, and of BankFinancial MHC and BankFinancial Corporation, a federal corporation, since their formation in 1999. Mr. Hartnett is a member of the Executive Committee. Mr. Hartnett is also a visiting lecturer at DePaul University's MBA programs.

John M. Hausmann, C.P.A. has been a self-employed certified public accountant since 1980. Prior to that time, he was an accountant with Arthur Andersen. Mr. Hausmann is a member of the American Institute of Certified Public Accountants and the Illinois Certified Public Accountant Society. He has been a director of BankFinancial, F.S.B. since 1990, and of BankFinancial MHC and BankFinancial Corporation, a federal corporation, since their formation in 1999. Mr. Hausmann is the Chairman of the Audit Committee, and is a member of the Executive Committee and the Human Resources Committee.

Sherwin R. Koopmans has been actively involved in the banking industry since 1964, including service in senior management positions with the Federal Deposit Insurance Corporation and the Resolution Trust Corporation. Since retiring from government service in December 1995, Mr. Koopmans has performed short-term consulting engagements on banking and deposit insurance issues for private clients, including several European, Asian and South American countries. Mr. Koopmans was a director of Success Bancshares and its wholly owned subsidiary, Success National Bank, from 1997 until 2001, and was the Chairman of Success Bancshares' Executive Committee and Asset/Liability Management Committee and a member of its Audit Committee and Human Resources Committee. Mr. Koopmans became a director of BankFinancial MHC and BankFinancial Corporation, a federal corporation, in 2002, and a director of BankFinancial, F.S.B. in 2004. He served as a director of Financial Assurance Services from 2001 to 2003. Mr. Koopmans is the Chairman of the Asset Liability Management Committee and is a member of the Human Resources Committee and the Audit Committee of BankFinancial Corporation, a Maryland corporation.

Joseph A. Schudt served as the Principal Partner and President of Joseph A. Schudt & Associates, a professional engineering firm based in Frankfort, Illinois, specializing in engineering design, environmental analyses and land surveying from 1972 to 2004. Mr. Schudt currently serves as a Vice President of Joseph A. Schudt & Associates. Mr. Schudt is licensed as a professional engineer in seven states, including Illinois. He has been a director of BankFinancial, F.S.B. since 1992, and of BankFinancial MHC and BankFinancial, a federal corporation, since their formation in 1999. Mr. Schudt is the Chairman of the Asset Quality Committee and the Human Resources Committee, and is a member of the Executive Committee.

Terry R. Wells has served as the Mayor of the Village of Phoenix, Illinois since 1993. Mr. Wells has also taught history and social studies since 1981 at the elementary and high school levels, and presently teaches U.S. History at Thornton Township High School in Harvey, Illinois. Mr. Wells has been a director of BankFinancial, F.S.B. since 1994, and of BankFinancial MHC and BankFinancial Corporation, a federal corporation, since their formation in 1999. Mr. Wells is a member of the Audit Committee and the Human Resources Committee.

Glen R. Wherfel, C.P.A. has been a principal in the accounting firm of Wherfel & Associates since 1984. Mr. Wherfel was a director of Success National Bank from 1993 to 2001, and of Success Bancshares from 1998 to 2001. He was the Chairman of Success National Bank's Loan Committee and a member of its Asset Liability Management Committee. Mr. Wherfel became a director of BankFinancial, F.S.B. in 2001, and is a member of the Asset Quality Committee.

The Business Background of Our Executive Officers

The business experience for the past five years for each of our executive officers, other than Mr. Gasior, is as follows:

Gregg T. Adams has served as the Executive Vice President of the Marketing and Sales Division of BankFinancial, F.S.B. since 2001, and was the Senior Vice President of the Marketing and Sales Division from 2000 to 2001. Mr. Adams joined BankFinancial, F.S.B. in 1986 and has served in various positions with BankFinancial, F.S.B. and its former real estate subsidiary, Financial Properties, Inc., including as Vice President of Marketing Development.

James J. Brennan has served as the Secretary and General Counsel of BankFinancial, F.S.B., BankFinancial Corporation, a federal corporation, and BankFinancial MHC since 2000. Mr. Brennan also serves as the Executive Vice President of the Corporate Affairs Division. Mr. Brennan was a practicing attorney from 1975 until 2000. Prior to joining BankFinancial, F.S.B. and its parent companies, he was a partner in the law firm of Barack Ferrazzano Kirschbaum Perlman & Nagelberg, Chicago, Illinois, and was the Co-Chairman of the firm's Financial Institutions Group and a member of its Management Committee. Mr. Brennan is also a director of Financial Assurance Services.

Paul A. Cloutier, C.P.A. has served as the Chief Financial Officer and Treasurer of BankFinancial, F.S.B. since 1991, and of BankFinancial MHC and BankFinancial Corporation, a federal corporation, since they were formed in 1999. Mr. Cloutier also serves as the Executive Vice President of the Finance Division. He is a registered certified public accountant in the State of Michigan and is a member of the American Institute of Certified Public Accountants. Prior to joining BankFinancial, F.S.B. and its parent companies, he was a Senior Tax Associate with Coopers & Lybrand.

Mark W. Collins has served as the Executive Vice President of the Information Systems Division of BankFinancial, F.S.B. since 2004. Mr. Collins joined BankFinancial, F.S.B. on a full-time basis in 2002 and became a Vice President in the Information Systems Division in 2003. Prior to joining BankFinancial, F.S.B., Mr. Collins was employed in the Information Systems Division of Standard Federal Bank, Chicago, Illinois, and its successor, TCF Bank, from 1972 to 1998, and served as the Director of Information Systems of Standard Federal Bank from 1994 to 1997.

Robert J. O'Shaughnessy has served as the Chief Credit Officer of BankFinancial, F.S.B., BankFinancial MHC and BankFinancial Corporation, a federal corporation, since 1999. Mr. O'Shaughnessy also serves as the Executive Vice President of the Operations Division. Mr. O'Shaughnessy has been actively involved in the banking industry since 1964, including service as chief lending officer and other senior positions with several Chicago area commercial banks, and as the principal in R.J. O'Shaughnessy & Company, a consulting firm that specialized in loan review, the evaluation of credit standards and processes and general bank consulting.

Patricia Smith has served as the Executive Vice President of the Human Resources Division of BankFinancial, F.S.B. since 2002, and was the Senior Vice President of the Human Resources Division from 2001 to 2002. Before joining BankFinancial, F.S.B., Ms. Smith held various human resources positions with Old Kent Bank and with Heritage Bank and its successor, First Midwest Bank.

Donald F. Stelter has served as the Executive Vice President of the General Services Division of BankFinancial, F.S.B. since 2001, and was the Senior Vice President of the General Services Division from 2000 to 2001. Mr. Stelter held various positions with Financial Properties, Inc., a former subsidiary of BankFinancial, F.S.B., between 1987 and 2000, and served as its Senior Vice President from 1996 to 2001. Mr. Stelter is also the President of BF Asset Recovery Corporation, a special asset holding subsidiary of BankFinancial, F.S.B.

Thad F. Stewart has served as the Executive Vice President of the Internal Audit Division of BankFinancial, F.S.B., BankFinancial MHC and BankFinancial Corporation, a federal corporation, since 2001, and as the Senior Vice President of their Internal Audit Division from 1997 to 2001. Prior to joining BankFinancial, F.S.B., Mr. Stewart was an internal audit officer with several Chicago area financial institutions.

Source: BankFinancial Corporation's prospectus.

EXHIBIT IV-6
BankFinancial Corporation
Pro Forma Regulatory Capital Ratios

	BankFinancial, F.S.B. Historical at December 31, 2004		Pro Forma at December 31, 2004, Based Upon the Sale in the Offering of							
			17,000,000 Shares		20,000,000 Shares		23,000,000 Shares		26,450,000 Shares (1)	
	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)
					(Dollars in thousands)					
Equity capital	$ 119,983	8.04%	$ 183,257	11.80%	$ 194,533	12.43%	$ 205,809	13.06%	$ 218,776	13.77%
Tangible capital	$ 104,730	7.12%	$ 168,004	10.94%	$ 179,280	11.59%	$ 190,556	12.23%	$ 203,523	12.96%
Tangible requirement	22,077	1.50	23,027	1.50	23,196	1.50	23,365	1.50	23,559	1.50
Excess	$ 82,653	5.62%	$ 144,977	9.44%	$ 156,084	10.09%	$ 167,191	10.73%	$ 179,964	11.46%
Core (leverage) capital	$ 104,730	7.12%	$ 168,004	10.94%	$ 179,280	11.59%	$ 190,556	12.23%	$ 203,523	12.96%
Core (leverage) requirement (3)	58,873	4.00	61,404	4.00	61,855	4.00	62,556	4.00	62,825	4.00
Excess	$ 45,857	3.12%	$ 106,600	6.94%	$ 117,425	7.59%	$ 128,250	8.23%	$ 140,698	8.96%
Total risk-based capital (4)	$ 113,693	10.35%	$ 176,967	15.66%	$ 188,243	16.57%	$ 199,519	17.48%	$ 212,486	18.51%
Risk-based requirement	87,892	8.00	90,423	8.00	90,874	8.00	91,325	8.00	91,844	8.00
Excess	$ 25,801	2.35%	$ 86,544	7.66%	$ 97,369	8.57%	$ 108,194	9.48%	$ 120,642	10.51%
Reconciliation of capital infused into BankFinancial, F.S.B.:										
Net proceeds			$ 83,674		$ 98,550		$ 113,426		$ 130,533	
Less:										
Common stock acquired by employee *stock ownership plan*			(13,600)		(16,000)		(18,400)		(21,160)	
Common stock acquired by recognition and retention plan			(6,800)		(8,000)		(9,200)		(10,580)	
Pro forma increase in GAAP and regulatory capital			$ 63,274		$ 74,550		$ 85,826		$ 98,793	

(1) As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares, changes in market or general financial conditions following the commencement of the offering or regulatory considerations.

(2) Tangible and core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.

(3) The current Office of Thrift Supervision core capital requirement for financial institutions is 3% of total adjusted assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other financial institutions.

(4) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 50% risk weighting.

Source: BankFinancial Corporation's prospectus.

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
BankFinancial Corporation
Prices as of April 1, 2005

Final Valuation Pricing Multiples		Symbol	Subject at Midpoint (1)	Peer Group Mean	Peer Group Median	Illinois Companies Mean	Illinois Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	85.60 x	19.54x	18.95x	17.37x	17.74x	18.53x	16.53x
Price-core earnings multiple	=	P/CE	26.79 x	19.59x	18.38x	19.17x	16.27x	20.15x	17.45x
Price-book ratio	=	P/B	72.61%	128.70%	128.10%	126.31%	135.56%	154.21%	148.46%
Price-tangible book ratio	=	P/TB	79.05%	146.11%	145.55%	141.74%	141.71%	170.03%	161.44%
Price-assets ratio	=	P/A	11.19%	13.89%	13.06%	12.31%	12.08%	16.81%	14.15%

Valuation Parameters

Pre-Conversion Earnings (Y)	$1,457,000	(Yr End 12/04)	ESOP Stock Purchases (E)	8.00%	(4)
Pre-Conversion Core Earnings	$6,200,849	(Yr End 12/04)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (B)	$94,888,000		ESOP Amortization (T)	20.00	years
Pre-Conv. Tang. Book Value (B)	$74,141,000		Stock Programs Amount (M)	4.00%	
Pre-Conversion Assets (A)	$1,492,782,000		Stock Programs Vesting (N)	5.00	years (4)
Reinvest. Rate (Blended Rate):	3.060%		Fixed Expenses	$1,404,605	
Tax rate (TAX)	39.75%		Variable Expenses	0.90%	
A-T Reinvestment Rate(R)	1.84%		Percent Sold	100.00%	
Est. Conversion Expenses (2)(X	1.57%		MHC Assets	$0	
Insider Purchases	$4,045,000		Options as % of Offering (O1)	10.00%	
Price/Share	$10.00		Estimated Option Value (O2)	27.20%	
Foundation Cash Contribution (F	$0		Option Vesting Period (O3)	5.00	years
Foundation Stock Contrib. (FS)	$0		% of Options taxable (O4)	25.00%	
Foundation Tax Benefit (Z)	$0				

Calculation of Pro Forma Value After Conversion

1. $V = \dfrac{P/E * (Y)}{1-P/E*PCT*((1-X-E-M-FC-FS)*R-(1-TAX)*E/T-(1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$ V= $185,000,000

2. $V = \dfrac{P/Core\ E * (Y)}{1-P/Core\ E*PCT*((1-X-E-M-C-D)*R-(1-TAX)*E/T-(1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$ V= $185,000,000

3. $V = \dfrac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M)}$ V= $185,000,000

4. $V = \dfrac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M)}$ V= $185,000,000

5. $V = \dfrac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-C-D)}$ V= $185,000,000

Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Aggregate Mark. Val of Stock Issued
Supermaximum	0	24,466,250	0	24,466,250	$10.00	$244,662,500
Maximum	0	21,275,000	0	21,275,000	10.00	212,750,000
Midpoint	0	18,500,000	0	**18,500,000**	10.00	185,000,000
Minimum	0	15,725,000	0	15,725,000	10.00	157,250,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Estimated offering expenses at midpoint of the offering.

EXHIBIT IV-8
BankFinancial Corporation
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
BankFinancial Corporation
At the Minimum of the Range

1. Conversion Proceeds

Offering Proceeds	$157,250,000
Less: Estimated Offering Expenses	2,670,230
Net Conversion Proceeds	$154,579,770

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$154,579,770
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(18,870,000)
Net Proceeds Reinvested	$135,709,770
Estimated net incremental rate of return	1.84%
Earnings Increase	$2,502,207
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	379,002
Less: Stock Programs Vesting (3)	758,004
Less: Option Plan Vesting (4)	770,441
Net Earnings Increase	$594,761

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2004 (reported)	$1,457,000	$594,761	$2,051,761
12 Months ended December 31, 2004 (core)	$6,200,849	$594,761	$6,795,610

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2004	$94,888,000	$135,709,770	$0	$230,597,770
December 31, 2004 (Tangible)	$74,141,000	$135,709,770	$0	$209,850,770

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2004	$1,492,782,000	$135,709,770	$0	$1,628,491,770

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39.7%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39.7%.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25 percent taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
BankFinancial Corporation
At the Midpoint of the Range

1. Conversion Proceeds

Offering Proceeds	$185,000,000
Less: Estimated Offering Expenses	2,900,000
Net Conversion Proceeds	$182,100,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$182,100,000
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(22,200,000)
Net Proceeds Reinvested	$159,900,000
Estimated net incremental rate of return	1.84%
Earnings Increase	$2,948,224
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	445,884
Less: Stock Programs Vesting (3)	891,769
Less: Option Plan Vesting (4)	906,401
Net Earnings Increase	$704,170

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2004 (reported)	$1,457,000	$704,170	$2,161,170
12 Months ended December 31, 2004 (core)	$6,200,849	$704,170	$6,905,020

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2004	$94,888,000	$159,900,000	$0	$254,788,000
December 31, 2004 (Tangible)	$74,141,000	$159,900,000	$0	$234,041,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2004	$1,492,782,000	$159,900,000	$0	$1,652,682,000

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39.7%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39.7%.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25 percent taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
BankFinancial Corporation
At the Maximum of the Range

1. Conversion Proceeds

Offering Proceeds	$212,750,000
Less: Estimated Offering Expenses	3,129,770
Net Conversion Proceeds	$209,620,230

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$209,620,230
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(25,530,000)
Net Proceeds Reinvested	$184,090,230
Estimated net incremental rate of return	1.84%
Earnings Increase	$3,394,242
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	512,767
Less: Stock Programs Vesting (3)	1,025,534
Less: Option Plan Vesting (4)	1,042,361
Net Earnings Increase	$813,580

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2004 (reported)	$1,457,000	$813,580	$2,270,580
12 Months ended December 31, 2004 (core)	$6,200,849	$813,580	$7,014,429

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2004	$94,888,000	$184,090,230	$0	$278,978,230
December 31, 2004 (Tangible)	$74,141,000	$184,090,230	$0	$258,231,230

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2004	$1,492,782,000	$184,090,230	$0	$1,676,872,230

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39.7%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39.7%.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25 percent taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
BankFinancial Corporation
At the Supermaximum Value

1. Conversion Proceeds

Offering Proceeds	$244,662,500
Less: Estimated Offering Expenses	3,394,006
Net Conversion Proceeds	$241,268,495

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$241,268,495
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(29,359,500)
Net Proceeds Reinvested	$211,908,995
Estimated net incremental rate of return	1.84%
Earnings Increase	$3,907,162
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	589,682
Less: Stock Programs Vesting (3)	1,179,364
Less: Option Plan Vesting (4)	1,198,715
Net Earnings Increase	$939,401

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2004 (reported)	$1,457,000	$939,401	$2,396,401
12 Months ended December 31, 2004 (core)	$6,200,849	$939,401	$7,140,250

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2004	$94,888,000	$211,908,995	$0	$306,796,995
December 31, 2004 (Tangible)	$74,141,000	$211,908,995	$0	$286,049,995

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2004	$1,492,782,000	$211,908,995	$0	$1,704,690,995

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 20 years, and amortization expense is tax effected at 39.7%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39.7%.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25 percent taxable.

EXHIBIT IV-9
Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2004

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
BKMU	Bank Mutual Corp of WI	29,554	-97	33	0	29,490	73,485	0.40
CITZ	CFS Bancorp, Inc of Munster IN	-6,577	1,120	-381	0	-5,838	12,385	-0.47
CTZN	Citizens First Bancorp of MI	8,229	-468	159	0	7,920	8,264	0.96
EFC	EFC Bancorp, Inc of Elgin IL	6,822	965	-328	0	7,459	4,745	1.57
FDEF	First Defiance Fin. Corp of OH	10,796	-2,022	687	0	9,461	6,280	1.51
FPFC	First Place Fin. Corp. of OH	11,703	1,208	-411	0	12,500	14,989	0.83
HFFC	HF Financial Corp. of SD	5,733	-827	281	0	5,187	3,555	1.46
MFSF	MutualFirst Fin. Inc. of IN	5,522	1,947	-662	0	6,807	4,708	1.45
TONE	TierOne Corp. of Lincoln NE	23,865	-868	295	0	23,292	18,288	1.27
UCFC	United Community Fin. of OH	17,865	-3,052	1,038	0	15,851	31,202	0.51

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1
RP Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide, particularly federally-insured financial institutions. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, and careful structuring of strategic plans and transactions. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking, thereby providing our clients with considerable resources.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, mutual-to-stock conversions, ESOPs, subsidiary companies, mark-to-market transactions, loan and servicing portfolios, non-traded securities, core deposits, FAS 107 (fair market value disclosure), FAS 122 (loan servicing rights) and FAS 123 (stock options). Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers a variety of other services including branching strategies, feasibility studies and special research studies, which are complemented by our quantitative and computer skills. RP Financial's consulting services are aided by its in-house data base resources for commercial banks and savings institutions and proprietary valuation and financial simulation models.

RP Financial's Key Personnel

Gregory E. Dunn, Senior Vice President
James P. Hennessey, Senior Vice President
James J. Oren, Senior Vice President
William E. Pommerening, Managing Director
Ronald S. Riggins, Managing Director

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com